

2025
ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-36156

VERACYTE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-5455398**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

6000 Shoreline Court, Suite 300 **South San Francisco, California**	**94080**
(Address of Principal Executive Offices)	(Zip Code)

(650) 243-6300

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value, $0.001 per share	VCYT	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of common stock held by non-affiliates of the registrant was approximately $1.7 billion, based on the closing price of the common stock as reported on the Nasdaq Global Market for that date.

The number of shares of the registrant's Common Stock outstanding as of February 20, 2026 was 79,458,427.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2026 Annual Meeting of Stockholders, or the Proxy Statement, are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

[This page intentionally left blank]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This Annual Report on Form 10-K, or this report, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this report other than statements of historical fact, including statements concerning our business strategy and plans, future operating results and financial position, as well as our objectives and expectations for our future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by such terminology as "may," "will," "potentially," "expect," "anticipate," "intend," "estimate," "plan," "project," "believe," "continuing," "ongoing," "could," "would," or the negative of these terms or similar expressions, although not all forward-looking statements contain these words. These are statements that relate to future events and include, but are not limited to, the factors that may impact our financial results; our expectations regarding revenue; our expectations with respect to our future research and development, general and administrative and selling and marketing expenses and our anticipated uses of our funds; the impact of inflation, volatile interest rates, inflation and foreign exchange fluctuations, as well as regional conflicts globally, including the war in Ukraine, the ongoing conflict in the Middle East, any impacts of the current administration on energy, trade, foreign policy and supply chain disruptions, and market volatility resulting from the foregoing, on our business; changes in our executive officers; our beliefs with respect to the optimization of our processes for the analysis of ribonucleic acid, or RNA, samples; our ability to successfully integrate C2i Genomics, Inc., or C2i, into our business; our ability to develop and launch tests, and enter into supply agreements, with manufacturers of alternative systems; our belief in the importance of maintaining libraries of clinical evidence; our expectations regarding the Percepta Nasal Swab classifier for early lung cancer detection and the Prosigna breast cancer test; our expectations regarding the launch of TrueMRD and the addition of minimal residual detection capabilities to our diagnostics platform; our expectations regarding Prosigna as a laboratory developed test for the U.S. market; our expectations regarding our diagnostic company partnerships; our expectations regarding capital expenditures; our anticipated cash needs and our estimates regarding our capital requirements; the timing and success of our transition to offering more of our tests as in vitro diagnostic tests on multiple platforms worldwide, and our ability to continue to receive quality reagents and other raw materials from certain single source suppliers, for such products; our ability to obtain and maintain Medicare coverage for each of our tests; our need for additional financing; potential future sources of cash; our business strategy and our ability to execute our strategy; our ability to achieve and maintain reimbursement from third-party payers at acceptable levels and our expectations regarding the timing of reimbursement; the estimated number of patients who are candidates for our tests; the attributes and potential benefits of our tests and any future tests we may develop to patients, physicians and payers; the factors we believe drive demand for and reimbursement of our tests; our ability to sustain or increase demand for our tests; our intent to expand into other clinical areas; our ability to develop new tests, and the timeframes for development or commercialization; our ability to get our data and clinical studies accepted in peer-reviewed publications; our dependence on strategic relationships, and the success of those relationships; our beliefs regarding our laboratory capacity; the potential for future clinical studies to contradict or undermine previously published clinical study results; the applicability of clinical results to actual outcomes; our expectations regarding our international expansion; the occurrence, timing, outcome or success of clinical trials or studies; the ability of our tests to impact treatment decisions; our beliefs regarding our competitive position; our compliance with federal, state and international regulations; the potential impact of regulation of our tests by the Food and Drug Administration, or FDA, or other regulatory bodies; the impact of new or changing policies, regulation or legislation, or of judicial decisions, on our business; the impact of seasonal fluctuations and economic conditions on our business; our belief that we have taken reasonable steps to protect our intellectual property; our belief that our intellectual property will develop and maintain our competitive position; the impact of accounting pronouncements and our critical accounting policies, judgments, estimates, models and assumptions on our financial results; and anticipated trends and challenges in our business and the markets in which we operate. We caution you that the foregoing list does not contain all of the forward-looking statements made in this report.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, and financial needs. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described in Item 1A of Part I and elsewhere in this report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements for any reason or to conform such statements to actual results or revised expectations, except as required by law.

When used in this report, all references to "Veracyte," the "company," "we," "our" and "us" refer to Veracyte, Inc., together with its consolidated subsidiaries, unless otherwise noted.

"Veracyte," "Afirma," "Percepta," "Envisia," "Prosigna," "Lymphmark," "Decipher," "GRID," "C2i", "C2i Genomics" and the Veracyte logo are registered trademarks, and "TrueMRD" is a pending trademark application, of Veracyte, Inc. and its subsidiaries in the United States and selected countries. nCounter is the registered trademark of NanoString Technologies, Inc., or NanoString, now owned by Bruker Corporation as part of Bruker Corporation's asset acquisition of NanoString, in the United States and selected countries and used by Veracyte under license.

This report contains statistical data and estimates that we obtained from industry publications and reports. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Some data contained in this report is also based on our internal estimates. Although we have not independently verified the third-party data, we are responsible for its inclusion in the annual report and believe it to be reasonable.

ITEM 1. BUSINESS

General

At Veracyte, we believe that exceptional cancer care begins with exceptional diagnostics. We are a global diagnostics company that empowers clinicians with the high-value insights they need to guide and assure patients at pivotal moments in the race to diagnose and treat cancer. Our high-performing tests enable clinicians to make more confident diagnostic, prognostic and predictive treatment decisions. Insights from these tests help patients avoid unnecessary procedures and interventions and accelerate time to appropriate treatment, thereby improving outcomes for patients across our global markets.

Through our leading portfolio of comprehensive molecular diagnostic tests, we are focused on progressing patient care from the current standard to a more individualized approach, leveraging each patient's unique cancer biology to improve their outcomes. We serve global markets with two complementary models. In the United States, we offer laboratory developed tests, or LDTs, through our centralized Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories in South San Francisco and San Diego, California, supported by our cytopathology expertise in Austin, Texas. Outside of the United States, we provide in vitro diagnostic, or IVD, tests to patients through distribution to laboratories and hospitals that can perform the tests locally. In the United States, we currently offer tests in prostate cancer (Decipher Prostate), thyroid cancer (Afirma), breast cancer (Prosigna) and bladder cancer (Decipher Bladder). Our international distribution of IVDs is currently focused on our Prosigna test and, in the future, we intend to offer Decipher Prostate as an IVD.

The majority of our revenue presently comes from sales of our Decipher Prostate and Afirma tests. In the near-term, we are focused on continuing to expand Decipher Prostate's penetration and leadership position while also sustaining strong growth for Afirma. We are also focused on investing in innovation to drive durable growth over the medium and long term. In particular, we are prioritizing the following growth drivers: the launch of TrueMRD, our minimal residual disease, or MRD, platform to expand our reach further across the cancer care continuum and the launch of Prosigna as an LDT for the U.S. market to be able to serve more patients in the United States who face a breast cancer diagnosis. In addition, we are focused on longer term growth drivers like the launch of IVD products for patients globally, and solving new cancer challenges, with tests such as our novel Percepta Nasal Swab test for patients identified with a lung nodule.

Our Novel Approach — the Veracyte Diagnostics Platform

We have established a novel approach to drive the successful launch and adoption of our high-performing tests, which we refer to as the Veracyte Diagnostics Platform. This approach leverages broad genomic and clinical data, our deep bioinformatics and artificial intelligence, or AI, capabilities to detect pathology features and support genomic variant identification, and a powerful evidence-generation engine to drive durable reimbursement and guideline inclusion for our tests, along with new insights to support continued innovation and pipeline development.

The Veracyte Diagnostics Platform begins by identifying an unmet clinical need, determining the combination of appropriate biomarkers utilizing cutting-edge genomic and other technologies before tuning our assays with deep scientific and machine learning capabilities.

We then take a comprehensive approach to launching and driving adoption for our tests. We generate extensive genomic and clinical data through our whole-omic approach, fueling insights, evidence and, ultimately, further utility. We currently take a whole-transcriptome approach to our diagnostic, prognostic and predictive tests and with our MRD technology will add a whole-genome approach for treatment effectiveness, monitoring, and disease recurrence detection.

In each case, this data is used to develop a comprehensive and robust assay to address a clinical need. We perform these tests in our clinical labs, also generating a growing repository of data. We then utilize our deep bioinformatic and AI capabilities to derive broad insights that not only support the test in question, but also enable research to demonstrate expanded test utility or support entry into new indications.

Our experienced clinical and medical teams work with our scientific and commercial teams to drive repeated cycles of evidence development. With both prospective and retrospective studies over time, we focus on evidence that allows us to answer key clinical questions while also demonstrating the clinical benefit and impact of our tests, which is needed to drive their adoption and guideline inclusion.

With our years of experience in market access and reimbursement, we work closely with public and private payers to leverage this evidence and meet their clinical utility requirements, which facilitates reimbursement. Our market-leading, real-world utilization then continues to drive more data, which leads to more insights, more evidence and more utility, all of which provide additional support for and confidence in our tests, further increasing durable reimbursement and guideline inclusion for our tests, along with new insights to support continued innovation and pipeline development.

We manage our CLIA labs with a focus on operational excellence and continuous improvement. We measure performance at our CLIA labs using such criteria as lab-processing turnaround time, failure rates and deviation vs. control. We have an active monitoring program to ensure lab operations exceed regulatory requirements. At our CLIA labs, we use a systematic, analytical approach aimed at delivering optimal outcomes for patients and referring physicians, while driving cost and lab-efficiency improvement as we continue to scale our operations.

Serving the U.S. Market With Our Clinical Diagnostic Tests Offered Through Our CLIA Labs

In the United States, our tests are improving patient care in thyroid, prostate, and bladder cancer. All of our tests are serviced through our own CLIA certified laboratories in South San Francisco, California, San Diego, California and Austin, Texas.

Prostate Cancer - Decipher Prostate Genomic Classifiers

An estimated 334,000 men are diagnosed with prostate cancer each year in the United States. Prior to the utilization of genomics, clinicians relied solely on clinical parameters, such as prostate-specific antigen, or PSA, level and pathology to determine the appropriate treatment for each patient. However, those factors alone do not always reflect the true biology of the tumor, which often leads to over- and under-treatment of patients with localized prostate cancer. The Decipher Prostate Genomic Classifier test dramatically improves the physician's ability to personalize therapy for each patient and make more appropriate treatment decisions.

The Decipher Prostate test uses whole-transcriptome analysis and machine learning to assess tumor biology and estimate the risk of developing metastatic disease in localized prostate cancer and the risk of metastatic progression in patients with metastatic disease, helping guide treatment planning. Decipher Prostate is performed on prostate tissue obtained from biopsy or surgical specimens and is used to inform clinical decision-making across the spectrum of prostate cancer, including active surveillance decisions; selection among active surveillance, focal therapy, and definitive treatment; use of androgen deprivation therapy (ADT) with primary radiation therapy, including ADT duration; and the timing and intensity of treatment following radical prostatectomy, including treatment intensification with androgen receptor pathway inhibitors (ARPIs) or chemotherapy. To our knowledge, Decipher Prostate is the only genomic test used across the full continuum of prostate cancer, supported by evidence from more than 115 peer-reviewed, published studies.

The 2026 NCCN Clinical Practice Guidelines in Oncology for Prostate Cancer, or NCCN Guidelines, include a table within the Principles of Risk Stratification describing how Advanced Prognostic Tools may be used to refine risk in clinically localized disease and after radical prostatectomy. In this table, Decipher Prostate is the only gene expression test included, with supporting evidence and treatment guidance provided based on the Decipher score. Decipher Prostate is currently covered by Medicare and commercial payers representing more than 215 million enrollees.

Thyroid Cancer - Afirma Genomic Sequencing Classifier

Each year in the U.S, approximately 650,000 people undergo fine needle aspiration, or FNA, biopsy evaluation for potentially cancerous thyroid nodules. Using traditional cytopathology evaluation many of these patients receive indeterminate results (i.e., not clearly benign or malignant), while many others receive a suspicious for malignancy or malignant result. Historically, most of the patients with indeterminate results were referred to diagnostic surgery, even though 70% to 80% of the time, the nodules proved to be benign.

We developed the Afirma Genomic Sequencing Classifier, or GSC, to determine which patients with indeterminate results are actually benign so that these patients may avoid unnecessary, costly surgery that often leads to the need for lifelong daily thyroid hormone replacement therapy. The test was developed with whole-transcriptome RNA sequencing and machine learning to provide physicians with clinically actionable results from a specimen collected during the FNA biopsy procedure used for initial cytopathology. Afirma GSC testing also provides important gene mutation information to help guide treatment decisions for patients with thyroid nodules that are suspicious for malignancy or malignant based on traditional cytopathology evaluation.

Strong clinical validation data from a multicenter cohort of prospectively collected patient samples were initially published in *JAMA Surgery* in 2018. The findings showed that the Afirma GSC has a sensitivity of 91% and specificity of 68%, meaning that in a patient population with 24% cancer prevalence – which is expected in clinical practice – the test can identify more than two-thirds of benign thyroid nodules, with a negative predictive value, or NPV, of 96%. In 2022, a meta-analysis of

13 independent studies assessing the test's performance in a real-world clinical setting found a sensitivity of 97%, a specificity of 88%, and an NPV of 99%, reinforcing Afirma's performance.

Afirma GSC and its predecessor, the Afirma Gene Expression Classifier, have been featured in more than 160 peer-reviewed, published studies. These include the original clinical validation study, which was published in *The New England Journal of Medicine.* Afirma testing is currently included in leading practice guidelines and is covered for over 275 million Medicare and commercial health plan enrollees in the United States.

Our sales team sells Afirma GSC to endocrinologists and other physicians who perform FNA biopsies on patients with thyroid nodules. Physicians can order Afirma GSC testing in one of two ways: by submitting indeterminate FNA samples directly to Veracyte for genomic testing or by submitting FNA samples for initial cytopathology analysis by our partner, Thyroid Cytopathology Partners, with genomic testing performed by Veracyte when the cytopathology is indeterminate. Our online portal enables physicians and their staff to easily submit and track test orders and download results. Afirma GSC is much more commonly used in patients with indeterminate results than patients with suspicious for malignancy or malignant results.

Bladder Cancer - Decipher Bladder Genomic Classifier

Each year in the United States, approximately 85,000 people are expected to be diagnosed with bladder cancer.

Decipher Bladder is a genomic test that measures the molecular profile of bladder cancer using gene expression analysis from transurethral resected bladder tumor specimens. The test was developed for use in bladder cancer patients with high-grade non-muscle-invasive disease who are being considered for treatment and patients with muscle-invasive disease who face the question of immediate cystectomy or systemic treatment in the neoadjuvant setting prior to cystectomy. Decipher Bladder reports the molecular subtype of the tumor specimen as Luminal or Non-Luminal (Luminal Infiltrated, Basal, Basal Claudin-Low or Neuroendocrine-like), with each subtype having distinct biological composition, clinical behavior and predicted benefit from NAC, and may have implications for future therapeutic strategies.

The Decipher Bladder test is supported by multiple peer-reviewed clinical studies demonstrating its ability to identify which patients have a higher risk of upstaging to non-organ confined disease at surgery and which patients may benefit the most from neoadjuvant therapy.

We began commercialization of the Decipher Bladder test in 2021, following final Medicare coverage. The Decipher Bladder test is the first genomic test to be covered by Medicare for patients with bladder cancer.

Investing in Innovation to Drive Durable Growth

Expanding Into Minimal Residual Disease

In 2024, we acquired C2i, an MRD company, or the C2i Acquisition, adding whole-genome MRD capabilities to our novel diagnostics platform and positioning us to serve physicians and their patients further along the care continuum, in combination with our prognostic and predictive diagnostic tests. We believe we can leverage our specialist commercial channels while also building relationships with medical oncologists to partner early in a patient's care, using our indication-specific focus and expertise to drive adoption from the first diagnostic test onward. MRD testing will expand the value we provide to clinicians to inform whether a patient's intervention was successful or if management escalation is required.

TrueMRD, our whole-genome, AI-powered approach generates broad signatures from blood more quickly and efficiently than bespoke tumor informed panels. TrueMRD requires less than a tube of blood (as little as 3-4 ml blood, or 1-2 ml plasma), can go from sample to result in just two weeks, and delivers improved performance compared to imaging and other molecular tests. We believe this ability will enable physicians to track a tumor's progression as it evolves from early diagnosis through patient treatment and follow-up.

We expect our first application for TrueMRD will be a muscle-invasive bladder cancer, or MIBC, MRD test, where we plan to leverage our strong urology commercial channel and have a clear pathway to expected reimbursement. We also plan to utilize TrueMRD to offer additional MRD tests in several other indications. We have submitted a tech assessment to MolDx, who administers Medicare reimbursement in our lab jurisdiction and, subject to a positive response, expect to launch our first MRD test in the first half of 2026.

Breast Cancer - Prosigna Breast Cancer Assay

Breast cancer is the most common cancer and the leading cause of cancer-related death in women worldwide. In 2023, an estimated 2.3 million new cases of breast cancer were diagnosed worldwide. Hormone receptor positive (HR+) breast cancer is the most common type of breast cancer, comprising approximately 70% of cases. We estimate that there are approximately 225,000 patients in the United States and 270,000 patients across Europe diagnosed with HR+ disease annually and potentially eligible for the Prosigna Breast Cancer Assay.

Information about individual patients' prognosis is the foundation of treatment decision-making and recommendations in breast cancer. However, traditional non-molecular tests are often insufficient to reliably determine patients' individual risk of recurrence and, therefore, adequately inform therapy decisions.

The Prosigna Breast Cancer Assay is a clinically validated prognostic assay that uses advanced genomic technology and combines clinical and pathological information to help inform next steps for post-menopausal women with early-stage, hormone receptor positive breast cancer, helping them avoid unnecessary toxic chemotherapy or under-treatment. The Prosigna Breast Cancer Assay analyzes the activity of 46 genes in the PAM50 gene signature, and based on molecular subtypes, proliferation score, and clinical-pathological features, can provide a hormone-receptor positive, early-stage breast cancer patient and their physician with a prognostic risk-of-recurrence score that indicates the probability of cancer recurrence over the next ten years.

The Prosigna Breast Cancer Assay utilizes formalin-fixed and paraffin-embedded breast cancer tissue and is offered as an IVD test that runs on the nCounter Analysis System and is expected to be offered as an LDT run out of our CLIA lab for patients in the United States as soon as 2026. The test has been CE-IVD marked, showing that it currently conforms with European Union regulations, and is available for use by healthcare professionals in the European Union and other countries that recognize the CE mark.

The Prosigna Breast Cancer Assay is currently sold to laboratories outside the United States by our direct sales team and through distributors in certain countries. With the launch of the Prosigna LDT, our sales team will sell to physicians, particularly medical oncologists, treating breast cancer patients in the United States. The test is clinically validated in studies published in *Annals of Oncology* and the *Journal of Clinical Oncology.* The test is recommended in guidelines from the National Comprehensive Cancer Network and the American Society of Clinical Oncology in the United States. Outside of the United States, the test is included in leading medical guidelines, including from the National Institute for Health and Care Excellence in the United Kingdom and the European Society for Medical Oncology.

Driving Global Growth with Distributed IVD Tests

Once we have developed robust clinical evidence and physician adoption of our tests in the United States, we aim to drive further patient access by launching them, as appropriate, into global markets as IVD tests. This approach enables our tests to be performed locally in laboratories and hospitals worldwide, which we believe facilitates market access and physician adoption in strategic global markets such as the EU.

We currently offer our Prosigna breast cancer IVD test in Europe, the Middle East, Asia Pacific and Latin America on the nCounter Analysis System, for which we acquired the exclusive worldwide license for clinical IVD test use in 2019. In 2023, we announced a multi-year agreement with Illumina, Inc. to also develop and offer some of our molecular tests in Canada, Europe, the Middle East, Asia Pacific and Latin America as decentralized IVD tests on their NextSeq 550Dx NGS instrument thereby leveraging the large installed base. We expect to launch our Prosigna Breast Cancer Assay on the NextSeq 550Dx system. We are also currently developing our Decipher Prostate test as a quantitative polymerase chain reaction-based, or qPCR-based, test to be launched as a decentralized IVD test outside of the United States.

Solving New Cancer Challenges With the Percepta Nasal Swab Test

Lung cancer has the highest mortality rate of all cancers worldwide, causing approximately 1.8 million deaths each year. Lung nodules are typically the first sign of lung cancer and should not be ignored, however most of them are benign. Physicians currently have limited objective tools to help accurately determine which patients with lung nodules found on computerized axial tomography, or CT, scans have cancer. Approximately 15 million patients are now recommended for annual lung cancer CT screening to detect potentially cancerous lung nodules early. Approximately 2.7 million Americans are screened annually for lung cancer, and about 1.6 million lung nodules are found incidentally each year. We developed the noninvasive Percepta Nasal Swab test to help physicians more accurately, quickly and confidently determine lung cancer risk so that patients whose lung nodules are benign may avoid unnecessary invasive procedures and patients whose nodules are likely cancerous may proceed to further diagnostic work-up and, if necessary, treatment.

The Percepta Nasal Swab test is built upon foundational "field of injury" science, through which genomic changes associated with lung cancer in current and former smokers are detected using a sample collected non-invasively from the nasal passage. Clinical validation data published in the journal CHEST showed that when the Percepta Nasal Swab test identified patients as low risk, its sensitivity was 97%, providing a negative predictive value, or NPV, of 98% in a population with the 25% cancer prevalence that would be expected in a broad cohort with suspicious lung nodules. We believe this NPV can assist physicians in avoiding unnecessary invasive procedures in these patients with a very small likelihood of missing a cancer. When the test identified patients as high risk, its specificity was 92%, for a positive predictive value, or PPV, of 70% at a malignancy rate of 25%. Given these data, we believe the Percepta Nasal Swab test would assist physicians in directing these patients to further procedures so they could obtain an accurate diagnosis and speed time to treatment, if necessary. Patients in the moderate risk group could be managed according to current clinical guidelines.

Biopharmaceutical and Other Revenue

From time to time, we partner with biopharmaceutical companies that rely on data from our CLIA tests to provide unique insights into the genetic underpinnings of disease.

Reimbursement

United States

Revenue from sales of our tests comes from several sources, including commercial third-party payers, such as insurance companies and health maintenance organizations, government payers, such as Medicare and Medicaid, and patients.

Medicare generally covers molecular diagnostic tests through individual Medicare Administrative Contractors, or MACs. Medicare coverage for most of Veracyte's tests is determined through the MolDX program, administered by the MAC, Palmetto GBA. Through Local Coverage Determinations, or LCDs, and associated coverage articles, MolDX covers Afirma GSC, Decipher Prostate, Decipher Bladder, and Prosigna. For testing services that do not fall within the scope of the MolDX program, coverage may be adjudicated by the MAC with jurisdiction over the laboratory that performs the test, either via an LCD or on a claim-by-claim basis.

Medicare prices clinical diagnostic laboratory tests, or CDLTs, on the Clinical Laboratory Fee Schedule, or CLFS, under section 1833(h) of the Social Security Act, or the SSA. Section 216(a) of the Protecting Access to Medicare Act of 2014, or PAMA, made extensive revisions to the Medicare CLFS coding, rate setting processes, and laboratory payment reporting for CDLTs, and created a new subcategory of CDLTs called Advanced Diagnostic Laboratory Tests, or ADLTs, with separate reporting and payment requirements. We submit claims to payers directly using unique American Medical Association Current Procedural Terminology, or CPT, codes when they exist for our products and services and use either miscellaneous or common CPT codes for non-proprietary testing services or when unique codes do not exist. When miscellaneous CPT codes are used for testing, Medicare pricing is determined by the local MAC.

In 2016, the Centers for Medicare and Medicaid Services, or CMS, issued the final rule to implement the requirements of the Protecting Access to Medicare Act of 2014, or PAMA, which significantly revised the Medicare payment system for CDLTs. Under the final rule, for CDLTs furnished on or after January 1, 2018, the amount Medicare pays is equal to the weighted median of private payer rates for the CDLTs, reported annually for ADLTs and triennially for CDLTs. Since the initial implementation of PAMA, Congress has extended the payment review cycle on multiple occasions. Most recently, Congress passed the Consolidated Appropriations Act, 2026, which included revisions to the PAMA review cycle. The first PAMA data reporting period for CPT 81546 (Afirma GSC), CPT 81542 (Decipher Prostate), and CPT 0016U (Decipher Bladder) under the current triennial data reporting schedule is expected to occur between May 1 through July 31, 2026 based on the data collection period of January 1 through June 30, 2025. This could result in updated reimbursement rates effective January 1, 2027 through December 31, 2029.

Third-party payers, including Medicare, have specific and often complex billing rules, failure to abide by which may result in denials, audits, and/or refund requests. We work with commercial payers to establish medical coverage policies for our tests and services, negotiate network status and contracted rates. Payment from third-party payers differs depending on whether we have entered into a contract with the payers as a "contracted, participating provider" or do not have a contract and are considered a "non-contracted, non-participating provider." Payers will often reimburse non-contracted providers, if at all, at a lower rate than contracted providers.

When we contract to serve as a contracted provider, reimbursements are made pursuant to a negotiated fee schedule and are limited to only covered indications. Becoming a contracted provider generally results in higher reimbursement for covered indications and lack of reimbursement for non-covered indications. As a result, the impact of becoming a contracted provider with a specific payer will vary.

In some cases, third party payers may request audits of the amounts paid to us. This may require us to repay certain amounts to payers as a result of such audits.

Factors that impact reimbursement include, among others:

- variability in medical policies indicating coverage for our products and services;

- contracted/network status and claims adjudication as in-network or out of network and corresponding patient co-pay/coinsurance responsibilities;

- patient financial assistance programs;

- changes to American Medical Association's CPT coding rules and edits;

- Medicare clinical laboratory and physician fee schedules;

- government sequestration;

- Medicaid fee schedules;

- contracted rates for our diagnostics;

- utilization management or prior authorization processes and steps put in place by commercial payers ensuring medical necessity of services ordered for patients;

- billing errors; and

- claims disputes.

For the years ended December 31, 2025, 2024 and 2023, respectively, revenue was represented by the indicated percent for each payer:

Medicare Fee-For-Service accounted for 34%, 33% and 35% of our testing revenue. Medicare Advantage, paid for by commercial payers, accounted for 18%, 17%, and 14% of our testing revenue. Medicaid accounted for 1%, 1%, and 1% of our testing revenue. Private commercial payers accounted for 47%, 49%, and 50% of our testing revenue.

In Vitro Diagnostic Tests

For our IVD tests, we bill hospital and laboratory customers directly for test kits they order. Our customers subsequently bill third-party payers for reimbursement. We continue to drive Prosigna reimbursement efforts in Europe and other global markets through the development of clinical and other evidence to support the test's inclusion in guidelines and coverage programs. The test is currently reimbursed in Germany, France, Spain, Portugal, Italy, Netherlands, Norway, Sweden, Denmark, Austria, Lithuania, Switzerland, Canada, England, Scotland, and Israel.

Competition

Our main competition are companies that use next generation sequencing technology or other methods to measure genomic biomarkers in disease areas addressed by our tests.

Our Afirma test faces competition from companies that use next generation sequencing technology or other methods to measure mutational markers such as BRAF and KRAS, along with numerous other mutations. These organizations include, for example, Interpace Diagnostics Group, Inc. and ThyroSeq (marketed by Sonic Healthcare Limited), as well as others who are developing new products or technologies that may compete with our tests.

Our Decipher Prostate test faces competition from Myriad Genetics, Inc., or Myriad Genetics, and MDxHealth, SA, or MDxHealth, which offer genomic testing for prognostic purposes within localized prostate cancer. Additionally, traditional methods used by pathologists and clinicians to estimate risk of disease progression pose competitive threats to our business. Companies seeking to combine traditional pathology methods and AI powered image analysis, such as ArteraAI, could potentially emerge as competitors. In bladder cancer, we are not currently aware of a direct competitor offering genomic testing for prognostic purposes that match the intended use population for our test. However, DNA mutational analysis, traditional clinical methods and nomograms are currently in use by physicians for similar purposes.

We believe our primary competition in MRD for MIBC is Natera, Inc. For future indications we choose to serve, competition may come from numerous other companies, including but not limited to, Natera, Inc., Guardant Health, Inc., Exact Sciences Corporation, Personalis, Myriad Genetics, Neogenomics, Inc., Quest Diagnostics, Billion-To-One, Caris Life Sciences or TempusAI, Inc.

In addition, competitors may develop their own versions of our solutions in countries we may seek to enter where we do not have patents or where our intellectual property rights are not recognized, and compete with us in those countries, including encouraging the use of their solutions by physicians in other countries.

We believe key factors contributing to our success in the market include our Veracyte Diagnostics Platform, scientific and technological excellence, evidence of clinical differentiation underscored by the breadth of publications supporting our tests, strong KOL support and payer coverage policies for our tests. We believe our strength across these areas form a barrier to entry and a competitive advantage. Our specialist channels and relationships allow us to enter the cancer care continuum at the beginning of a cancer patient's journey, which positions us to more easily move down through that journey from diagnosis through treatment and monitoring. However, our competitive landscape may change over time as new competitors enter the market. As we add new tests and services, we will face many of these same competitive risks.

Patents and Proprietary Technology

In order to remain competitive, we must develop and maintain protection of the proprietary aspects of our technologies. To that end, we rely on a combination of patents, copyrights and trademarks, as well as contracts, such as confidentiality, invention assignment and licensing agreements. We also rely upon trade secret laws to protect unpatented know-how and continuing technological innovation. In addition, we have what we consider to be reasonable security measures in place to maintain confidentiality. Our intellectual property strategy is intended to develop and maintain our competitive position.

We apply for, and in-license, patents covering our products and technologies and uses thereof, as we deem appropriate; however, we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. Our issued patents expire between 2027 and 2040.

We intend to file additional patent applications in the United States and abroad to strengthen our intellectual property rights; however, our patent applications may not result in issued patents in a timely fashion or at all, and we cannot assure investors that any patents that have issued or might issue will protect our technology. We have received and may in the future receive notices of claims of potential infringement from third parties.

We hold registered trademarks in the United States for "Veracyte," "Afirma," "Percepta," "Envisia," "Prosigna," "Lymphmark," "Decipher," "GRID," "C2i," "C2i Genomics" and the Veracyte logo, and a pending trademark application for "TrueMRD". We also hold registered trademarks in various jurisdictions outside of the United States.

We require all employees and consultants working for us to execute confidentiality agreements, which provide that all information received by them during the course of the employment or consulting relationship be kept confidential, except in specified circumstances. Our agreements with our employees provide that all inventions, discoveries and other types of intellectual property, whether or not patentable or copyrightable, conceived by the individual while he or she is employed by us, are assigned to us. We cannot provide any assurance, however, that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our technology or obtain and use information that we regard as proprietary.

Environmental Matters

Our operations require the use of hazardous materials (including biological materials) which subject us to a variety of federal, state and local environmental and safety laws and regulations. Some of these regulations provide for strict liability, holding a party potentially liable without regard to fault or negligence. We could be held liable for damages and fines as a result of our, or others', business operations should contamination of the environment or individual exposure to hazardous substances occur. We cannot predict how changes in laws or new regulations will affect our business operations, or the cost of compliance. Historically, the cost of compliance for these safety laws and regulations related to the protection of the environment has not materially impacted our operations. There were no material capital expenditures related to environmental compliance in the year ended December 31, 2025. Similarly, we do not anticipate any significant expenditures for the year ending December 31, 2026.

Raw Materials and Suppliers

We procure reagents, equipment, and other materials that we use to perform our tests from sole suppliers. We also purchase components used in our collection kits from sole-source suppliers. Some of these items are unique to these suppliers and vendors. In addition, we utilize external providers to assemble and distribute our sample collection kits. While we have developed alternate sourcing strategies for these materials and vendors where possible, we cannot be certain whether these strategies will be effective, or the alternative sources will be available when we need them. If these suppliers can no longer provide us with the materials we need to perform the tests or for our collection kits, if the materials do not meet our quality specifications or are otherwise unusable, if we cannot obtain acceptable substitute materials, if materials become unavailable, or if we elect to change suppliers, an interruption in test processing could occur, we may not be able to deliver patient reports and we may incur high switching costs. Any such interruption may significantly affect our future revenue, cause us to incur higher costs, and harm our customer relationships and reputation. In addition, in order to mitigate these risks, we maintain inventories of these supplies at higher levels than would be the case if multiple sources of supply were available. If our test volume decreases or we switch suppliers, we may hold excess inventory with expiration dates that occur before use which would adversely affect our losses and cash flow position. As we introduce any new test or make changes to existing tests, we may experience supply issues as we ramp test volume.

Legal Proceedings

From time to time, we may be party to lawsuits in the ordinary course of business. We are currently not a party to any material legal proceedings. Certain legal proceedings in which we are involved are discussed in Note 7, Commitments and Contingencies, to the accompanying consolidated financial statements.

Regulation

Clinical Laboratory Improvement Amendments of 1988, or CLIA

As a clinical reference laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. In the U.S., we are subject to CLIA, a federal law that regulates clinical laboratories that test specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Under CLIA, we are required to hold a certificate applicable to the type of laboratory examinations and tests we perform and to comply with standards covering personnel qualifications, facilities administration, quality systems, inspections, and proficiency testing. We must maintain CLIA compliance and certification to sell our tests and be eligible to bill state and federal healthcare programs, as well as many private third-party payers.

Moreover, if one of our clinical reference laboratories is out of compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties, or cancellation of our approval to receive payments under Medicare for our services. If we were to be found out of compliance with CLIA requirements and subjected to sanctions, our business could be harmed.

We hold CLIA certifications to perform testing at our South San Francisco and San Diego, California; and Austin, Texas laboratory locations. To renew our CLIA certificates, we are subject to survey and inspection every two years to assess compliance with program standards. Moreover, CLIA inspectors may conduct random inspections of our clinical reference laboratories. If we in the future fail to maintain CLIA certificates in our laboratory locations, we would be unable to bill for services provided by state and federal healthcare programs, as well as many private third-party payers, which may have an adverse effect on our business, financial condition and results of operations.

State Laboratory Licensing

California Laboratory Licensing

In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for our South San Francisco and San Diego, California and Austin, Texas clinical reference laboratories under California law. Such laws establish standards for the day-to-day operation of a clinical reference laboratory, including the training and skills required of personnel and quality control. In addition, California laws mandate proficiency testing.

If our clinical reference laboratories are out of compliance with California standards, the California Department of Public Health, or CDPH, may suspend, restrict or revoke our license to operate our clinical reference laboratories, assess substantial civil money penalties, or impose specific corrective action plans. Any such actions could materially affect our business. We maintain current licenses in good standing with CDPH. However, we cannot provide assurance that CDPH will at all times in the future find us to be in compliance with all such laws.

New York Laboratory Licensing

Our South San Francisco, San Diego and Austin clinical reference laboratories are required to be licensed by New York, under New York laws and regulations before we receive specimens from New York. The New York laws and regulations establish standards for:

- quality management systems;
- qualifications, responsibilities, and training;
- facility design and resource management;
- pre-analytic, analytic (including validation and quality control), and post-analytic systems; and
- quality assessments and improvements.

New York law also mandates proficiency testing for laboratories licensed under New York law, regardless of whether such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York State Department of Health, or NYSDOH, may suspend, limit, revoke or annul the laboratory's New York license, censure the holder of the license or assess civil money penalties. Statutory or regulatory noncompliance may result in a laboratory's operator being found guilty of a misdemeanor under New York law. NYSDOH also must approve laboratory developed tests before the test is offered in New York; approval has been received for the Afirma GSC, Decipher Prostate and Decipher Bladder tests. NYSDOH approval has also been received for Percepta Nasal Swab in support of our clinical trial. Should we be found out of compliance with New York laboratory standards of practice, we could be subject to sanctions, which could harm our business. We maintain a current license in good standing with NYSDOH for our South San Francisco and San Diego, California; and Austin, Texas laboratories. We cannot provide assurance that the NYSDOH will at all times find us to be in compliance with applicable laws.

Other States' Laboratory Licensing

In addition to New York and California, other states require licensing of in-state and out-of-state laboratories under certain circumstances. For example, Pennsylvania, Maryland and Rhode Island require licenses to test specimens from patients in those states. We have obtained licenses from states where we believe we are required to be licensed and believe we are in compliance with applicable licensing laws.

From time to time, we may become aware of other states that require in-state or out-of-state laboratories to obtain licensure in order to accept specimens from, or conduct laboratory operations in, the state, and it is possible that other states will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to comply with such requirements.

United States Regulation of Laboratory Testing

Food and Drug Administration: In Vitro Diagnostics and Diagnostic Kits

IVDs and diagnostic kits, including collection systems that are sold and distributed in the United States, are regulated as medical devices by the FDA. Devices subject to FDA regulation must undergo premarket review prior to commercialization unless exempt from such review. In addition, manufacturers of medical devices must comply with various regulatory requirements under the Federal Food, Drug, and Cosmetic Act, or FDC Act, and implementing regulations promulgated thereunder. Entities that fail to comply with FDA requirements may be subject to, among other things, issuance of inspectional observations on Form FDA-483, untitled or warning letters, recalls, import detentions, seizures, or injunctions, including orders to cease manufacturing, and can be liable for civil money penalties or criminal prosecution.

The FDC Act sets forth the classifications of medical devices into one of three categories based on the risks associated with the device and prescribes the levels of controls appropriate for each of the three classes to help ensure reasonable assurance of safety and effectiveness. Class I devices are considered to be low risk and are generally exempt from FDA premarket notification requirements. Class I devices are subject to general regulatory controls. When general controls are considered insufficient to provide reasonable assurance of safety and effectiveness, but there is sufficient information to establish special controls to provide such assurance, FDA will classify the device as a Class II device. Unless exempt, for Class II devices, the FDC Act requires the submission to FDA of a premarket notification, referred to as a "510(k)," which must provide data and information showing that the device is substantially equivalent to an already legally marketed device, referred to as a predicate device, with respect to the indications for use and the product's technological characteristics. If the data and information are sufficient to show that the device is substantially equivalent to the predicate device, FDA issues a Substantially Equivalent letter clearing the device for marketing.

If there is insufficient information to support classifying a device into Class I or Class II and the device is life-sustaining or life-supporting or is substantially important in preventing impairment of human health or presents a potential unreasonable risk of illness or injury, FDA places the device into Class III. Class III devices are considered the highest risk devices and generally require significant data and information, including testing data and data from nonclinical and clinical studies, to provide reasonable assurance of the device's safety and effectiveness. For Class III devices, FDA requires the submission and FDA approval of a premarket application, or PMA, before they can be marketed.

Certain devices are classified as Class III devices automatically, by operation of law, when the device does not have a predicate device or is found to not be substantially equivalent to a predicate device. If there is sufficient evidence to show that the device is a lower risk device, a manufacturer may ask FDA to reclassify the device into Class II or Class I by submitting a

De Novo classification request. When FDA reclassifies a device through the *De Novo* process, other manufacturers of the same device type do not necessarily have to submit a *De Novo* request or a PMA in order to legally market the device. Instead, manufacturers can submit a 510(k), unless the device has been classified as 510(k)-exempt, to legally market their device, because the device that was the subject of the original *De Novo* request can serve as a predicate device for a substantial equivalence determination. If FDA does not issue an order granting the *De Novo* request for reclassification, the device will remain a Class III device and be subject to PMA requirements to obtain marketing authorization.

Establishments that manufacture or, in certain situations, distribute FDA-related medical devices, including manufacturers, repackagers and relabelers, specification developers, and initial importers, are required to register and list their devices with the FDA, including payment of annual user fees.

Devices that may be legally marketed are subject to numerous regulatory requirements. These include: good manufacturing practice requirements for medical devices as set out in the Quality Management System Regulation, or QMSR, labeling regulations, restrictions on promotion and advertising, the Medical Device Reporting regulation, or MDR (which requires manufacturers to report certain adverse events and product malfunctions to the FDA), and the Reports of Corrections and Removals regulation (which requires manufacturers to report certain field actions to the FDA). Certain corrections and market removals may also be subject to FDA's recall regulation and procedures.

The FDA has issued a regulation outlining specific requirements for "specimen transport and storage containers." "Specimen transport and storage containers" are medical devices "intended to contain biological specimens, body waste, or body exudate during storage and transport" so that the specimen can be destroyed or used effectively for diagnostic examination. A specimen transport and storage container is classified as a Class I exempt device, which means that the device is exempt from the 510(k) premarket notification requirement and, if not labeled or otherwise represented as sterile, the QMSR, except for recordkeeping and complaint handling requirements. These 510(k) exempt devices are still subject to general controls, including MDR requirements, the reporting of corrections and removals, and establishment registration and product listing.

The FDA enforces the requirements described above by various means, including inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from an Untitled Letter or Warning Letter to more severe sanctions such as:

- fines, injunctions, and civil money penalties;
- recall or seizure of products;
- operating restrictions, partial suspension or total shutdown of production; and
- criminal prosecution.

Federal Oversight of Laboratory Developed Tests and Research Use Only Products

Clinical laboratory tests like our proprietary genomic tests are regulated under CLIA, as well as by applicable state laws. Clinical laboratory tests that are developed and run within a single CLIA-certified laboratory are referred to as laboratory developed tests, or LDTs, by the FDA. Currently, the FDA believes these tests meet the definition of a device under the FDC Act and that it has the authority to regulate them. Historically, the FDA generally exercised enforcement discretion, meaning that it did not require premarket review, quality system/current Good Manufacturing Practices regulations, and other applicable medical device requirements for LDT developers and users.

In May 2024, the FDA published a final rule to phase out its policy of enforcement discretion over LDTs, and that rule was vacated by a federal district court on March 31, 2025. As part of its current enforcement discretion policy, the FDA could still decide to pursue enforcement action at any time against LDTs that it deems to be violative of its regulations when appropriate.

We believe that our Decipher Prostate test, Afirma classifier and Decipher Bladder test, have been developed and are performed in a manner consistent with the FDA's enforcement discretion policy.

Some of the materials we use for our tests and that we may use for future tests are IVD products intended and labeled for research use only, or RUO, or investigational use only, or IUO. An RUO product cannot be used for any human clinical purpose and must be labeled "For Research Use Only. Not for use in diagnostic procedures." RUOs are a separate regulatory category and include IVD products that are in the laboratory research phase of development. They are therefore not subject to most FDA regulatory requirements, so long as they are properly labeled and used in accordance with such labeling. RUOs cannot be marketed with any claims, or in a manner indicating, that the device is safe, effective, or has diagnostic utility, or is intended for human clinical diagnostic or prognostic use. The FDA has advised that if evidence demonstrates that a product is inappropriately labeled for research or investigational use only, the device would be considered misbranded and adulterated within the meaning of the FDC Act. In the guidance, the FDA stated that the manufacturer's objective intent for an RUO or IUO product's intended use will be determined by examining the totality of circumstances, including advertising, instructions for clinical interpretation, presentations that describe clinical use, and specialized technical support, surrounding the distribution of the product in question.

While we qualify all materials used in our diagnostic services according to CLIA regulations, we cannot be certain that the FDA might not promulgate rules or issue guidance documents that could affect our ability to purchase materials necessary for the performance of our diagnostic services. Should any of the reagents obtained by us from vendors and used in conducting our diagnostic services be affected by future regulatory actions, our business could be adversely affected by those actions, including increasing the cost of service or delaying, limiting or prohibiting the purchase of reagents necessary to perform the service.

We cannot provide any assurance that FDA premarket review or other requirements will not be imposed in the future for our diagnostic services, whether through additional guidance or regulations issued by the FDA, new enforcement policies adopted by the FDA or new legislation enacted by Congress. In March 2025, a federal district court vacated the FDA's 2024 final rule that would have increased FDA regulation of LDTs, and the FDA did not appeal that decision; however, the regulatory and legislative landscape remains uncertain and could change. Legislative proposals addressing oversight of LDTs were introduced in recent years, including most recently the Verifying Accurate Leading-edge IVCT Development (VALID) Act of 2023 in March 2023, and we expect that new legislative proposals will be introduced from time to time. It is possible that legislation could be enacted into law or regulations, or guidance could be issued by the FDA which may result in new or increased regulatory requirements for us to continue to offer our tests or to develop and introduce new tests.

If premarket review, clearance, or approval is required for the tests that we market as LDTs, our business could be negatively affected until such review is completed and clearance or approval to market is obtained, and the FDA could require that we stop selling our tests pending premarket clearance or approval. If our tests are allowed to remain on the market but there is uncertainty about the legal status of our services, if we are required by the FDA to label them investigational, or if the FDA limits the use and corresponding labeling claims, order levels may decline, and reimbursement may be adversely affected. The regulatory process may involve, among other things, successfully completing additional clinical studies and submitting to the FDA a premarket notification to obtain clearance or submitting a *De Novo* classification request or PMA to obtain approval to market the device. If clearance or approval is required by the FDA, there can be no assurance that our tests will be cleared or approved on a timely basis, if at all, nor can there be any assurance that approved labeling claims or labeling claims subject to cleared indications for use will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our solutions. Ongoing compliance with FDA regulations would increase the cost of conducting our business, and subject us to heightened requirements of the FDA and penalties for failure to comply with these requirements. We may also decide voluntarily to pursue FDA premarket review of our tests to obtain marketing clearance or approval if we determine that doing so would be appropriate.

European Union Regulation of Laboratory Testing

In the European Union, or EU, only in vitro diagnostics that have a medical purpose are regulated as IVD medical devices, or IVD MDs, under the legal frameworks described below. In contrast to other IVDs, IVD MDs are intended to provide information on, among other things, a person's physiological or pathological state, disease, or treatment response.

Directive 98/79/EC

IVD MDs previously were regulated under EU-Directive 98/79/EC, or the IVDD, and corresponding national provisions.

The IVDD required that IVD MDs meet certain essential requirements, which were set out in Annex I of the IVDD. To demonstrate compliance with the essential requirements, IVD MDs needed to undergo a conformity assessment procedure. As a general rule, demonstration of conformity of IVD MDs and their manufacturers with the essential requirements needed to be based, among other things, on adequate performance evaluation data supporting the safety and performance of the products during the intended conditions of use.

IVD MDs must bear the CE marking of conformity when placed on the market, unless a specific exemption applies. Compliance with the IVDD essential requirements was a prerequisite for a manufacturer to be able to affix a CE mark, which was a declaration by the manufacturer that the IVD MD met all the appropriate requirements under the IVDD and corresponding national provisions, as applicable.

Under the IVDD, for most IVD MDs, manufacturers used to "self-declare" the conformity of their IVD MDs with the essential requirements of the IVDD. For types of IVD MDs listed in Annex II of the IVDD and devices for self-testing, a conformity assessment procedure required the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of medical devices, including IVD MDs that qualify as such when required, with all relevant requirements under the applicable laws before a CE mark is affixed to the device and the device is placed on the market. The notified body would typically audit and examine the device's technical file and the manufacturer's quality system, though conformity with the relevant harmonized standards – which is ISO 13485:2016 for Quality Management Systems – can be used to demonstrate compliance with these requirements. If satisfied that the IVD MD conforms to the relevant requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity.

Prosigna continues to be marketed in the EU/EEA as a self-declared CE marked device under the IVDD as regulated under a transition arrangement defined in the Regulation EU 2017/746, or IVDR, and as amended.

In Vitro Diagnostic Medical Device Regulations (2017/746)

The EU regulatory landscape concerning medical devices and IVD MDs has and continues to change significantly. The IVDD was replaced with the full implementation of the In Vitro Diagnostic Medical Device Regulations (2017/746), or IVDR, in the EU on 26 May 2022. In July 2024, certain transition timelines were extended, where IVD MDs can continue to be placed on the market under the IVDD for a certain period of time based on the risk class of the IVD MD, provided manufacturers meet the expectations set forth when the transition timelines were extended.

The main aims of the IVDR are to standardize diagnostic procedures throughout the EU, increase reliability of diagnostic analysis and enhance patient safety. As such, IVD MDs are subject to additional regulatory scrutiny now that the IVDR has come into force fully.

The IVDR introduced a rule-based classification system, whereby IVD MDs must be classified into one of four classes: A, B, C or D. Class A is the lowest risk, and Class D is the highest. These take into account the intended purpose of the IVD MD and its inherent risks. According to the IVDR classification rules, all cancer diagnostics are classified as Class C devices, so any Veracyte cancer diagnostic to be placed on the market in the EU would be classified as Class C. Prosigna is currently marketed as a so-called "legacy" device placed on the market under the IVDD in the EU. The device is currently undergoing transition (via Notified Body review and quality system audit) as an IVDR Class C device.

The IVDR also introduces new requirements for conformity assessments. In particular, substantially more IVD MDs will require the involvement of a notified body to be able to affix a CE mark to the IVD MD. In addition, under the IVDR there is a greater emphasis on post-market surveillance and submission of post-market performance follow-up reports. In addition, the EU introduced a new compulsory role, the Person Responsible for Regulatory Compliance (PRRC). This individual has regulatory oversight of all IVD MDs placed on the market by Veracyte as manufacturer in the EU and reports directly to senior management. Together with the CEO, the PRRC is legally responsible for ensuring regulatory compliance, including safety, under the IVDR.

In December 2025, the European Commission published a proposal to amend the IVDR, aimed at, among other things, reducing administrative burdens and improving conformity assessments. The proposal is now under consideration by the European Parliament and the Council and may lead to changes to the IVDR in the future.

United Kingdom, or UK, Regulation of Laboratory Testing

Following the UK's departure from the EU, the IVDR was not implemented in Great Britain (England, Scotland and Wales). The Medicines and Healthcare products Regulatory Agency, or MHRA, has become the sovereign regulatory authority responsible for the Great Britain medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended). The UK regulation implemented the three pre-existing EU directives, including the IVDD. Regulations require medical devices to be registered with the MHRA before being placed on the Great Britain market. The MHRA only registers devices where the manufacturer or their United Kingdom, or UK, Responsible Person has a registered place of business in the UK. Manufacturers based outside the UK need to appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA. Additionally, in Great Britain, all medical devices will require a UK Conformity Assessed, or UKCA, mark but CE marks (IVDD self-certified or IVDR issued by EU notified regulatory bodies, subject to validity of the certificate in the EU) will remain valid until June 30, 2030. Manufacturers may choose to use the UKCA mark on a voluntary basis until June 30, 2030.

For the time being, the regulatory regime for medical devices and IVD MDs in Great Britain (England, Scotland and Wales) continues to be based on the requirements derived from current EU legislation. The MHRA seeks to amend the UK Medical Devices Regulations 2002, in particular to create a new access pathway to support innovation, create an innovative framework for regulating software and artificial intelligence as medical devices, reform IVD MD regulation, and foster sustainability through the reuse and remanufacture of medical devices. For IVD medical devices, the regime is expected to come into force in July 2030, coinciding with the end of the acceptance period for EU CE marks in Great Britain, subject to appropriate transitional arrangements. On June 26, 2022, the MHRA published its response to a 10-week consultation on the post-Brexit regulatory framework for medical devices and diagnostics. Regulations implementing the new regime came into force in July 2025. Until the final legislation and accompanying guidance has been published there will remain uncertainty as to the future IVD regulatory requirements in Great Britain.

In addition, a new route to market and accompanying mark, the UKCA, has been introduced to enable manufacturers to place medical devices and IVDs on the market in Great Britain. The requirements for this route to market are based on the requirements derived from EU law as currently implemented in the UK. CE marks and certificates issued by EU-designated notified regulatory bodies for medical devices and IVDs will continue to be valid for the Great Britain market until 2028 and 2030, respectively. For medical devices, including IVDs, placed on the market in Great Britain after this period, the UKCA marking will be mandatory. In contrast, UKCA marking and certificates issued by UK notified regulatory bodies are not recognized on the EU market.

The position in Northern Ireland is different to Great Britain. The rules for placing medical devices and IVDs on the Northern Ireland market align with the rules in the EU and, as such, the IVDR will apply in Northern Ireland and will take effect in accordance with EU timeframes and transitional periods. Therefore, devices marketed in Northern Ireland will require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark will be required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a "UKNI" mark will be applied, and the device may only be placed on the market in Northern Ireland and not the EU.

Privacy and Fraud and Abuse Compliance

Health Insurance Portability and Accountability Act and State Data Privacy Laws

Under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended through the Health Information Technology for Economic and Clinical Health Act, or HITECH, the United States Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities, which include health care providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in health care transactions and standardization of identifiers for health plans and providers. Among the implementing regulations, covered entities are vicariously liable for violations of HIPAA resulting from acts or omissions of their business associates where the business associate is an agent of the covered entity and was acting within the scope of its agency, regardless of whether the covered entity and business associate entered into a business associate agreement in compliance with HIPAA. Penalties for violations of HIPAA regulations include civil and criminal penalties.

We have developed and implemented policies and procedures designed to comply with HIPAA's privacy, security, and breach notification requirements. We may not use or disclose protected health information in any form, including electronic, written, or oral, in a manner that is not permitted under HIPAA, and we are required to implement security measures to ensure the confidentiality, integrity, and availability of the electronic protected health information that we create, receive, maintain, or transmit. While we have some flexibility in determining which security safeguards are reasonable and appropriate to implement for our operations, it nonetheless requires significant effort and expense to ensure continuing compliance with the HIPAA security rule. We are also required to comply with the administrative simplification standards under HIPAA when we conduct the electronic transactions regulated by HIPAA, including by using standard code sets and formats and standardized identifiers for health plans and providers. The requirements under HIPAA and its implementing regulations may change periodically and could have an effect on our business operations if compliance becomes substantially costlier than under current requirements.

In addition to federal privacy regulations, there are a number of state laws governing confidentiality of health information that are applicable to our business. In particular, we are subject to the California Confidentiality of Medical Information Act, which is similar to but in some ways more restrictive than the HIPAA regulations, and the California Consumer Privacy Act, or CCPA, which was enacted in California in 2018 and substantially amended and expanded thereafter, most significantly by a ballot initiative adopted in November 2020 that enacted the California Privacy Rights Act, or CPRA. The CPRA amends and substantially expands the CCPA. The CCPA, among other things, requires covered companies to provide disclosures to California consumers concerning the collection and sale of personal information, and gives such consumers the right to opt-out of certain sales of personal information. The amendments to the CCPA that were adopted by ballot initiative include provisions creating a new category of "sensitive personal information" that is subject to more stringent protections than other personal information, and new requirements regarding sharing personal information for advertising purposes. In addition, the amendments established a new California Privacy Protection Agency, which has authority both to implement and enforce the CCPA. The new agency adopted implementing regulations that went into effect in March 2023. At the same time, other states, including Colorado, Connecticut, Delaware, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Rhode Island, Tennessee, Texas, Utah, and Virginia, have enacted laws similar to the CCPA/CPRA, and other states are expected to follow suit. Monitoring the development, enactment and implementation of these laws and regulations issued pursuant to them adds to our compliance costs and we face penalties if we fail to adopt comprehensive compliance measures, including documenting the steps we have taken to comply.

EU and UK Data Protection Regime

The processing of personal data, including patients' personal health data, in the European Economic Area, or EEA, and the UK is governed by the General Data Protection Regulation, or the GDPR. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data, including inter alia stringent requirements relating to lawful and legitimate basis and purposes for the processing of personal data, the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for "high risk" processing, limitations on retention of personal data, appointment of data protection officers, conclusion of data processing agreements, mandatory data breach notification and "privacy by design" requirements, and creates direct obligations on service providers acting as data processors.

The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection. Previously, one such data transfer mechanism was the EU-US Privacy Shield, but the Privacy Shield was invalidated for international transfers of personal data in July 2020 by the Court of Justice of the European Union, or CJEU. Following the CJEU's decision and an executive order issued by President Biden on October 7, 2022, The European Commission announced in July 2023 that it had adopted a new adequacy decision with respect to the United States under a new regulatory structure known as the EU-US Data Privacy Framework. Separately, the CJEU upheld the validity of standard contractual clauses, or SCCs, as a legal mechanism to transfer personal data, but companies relying on SCCs are subject to additional guidance from regulators in the EEA and need to evaluate and implement supplementary measures that provide privacy protections additional to those provided under SCCs.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States may result in fines up to €20 million or 4% of a company's global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. In June 2021, the CJEU issued a ruling that expanded the scope of the "one stop shop" under the GDPR. According to the ruling, the competent authorities of EU member states may, under certain strict conditions, bring claims to their national courts against a company for breaches of the GDPR, including unlawful cross-border processing activities, even if such company does not have an establishment in the EU member state in question and the competent authority bringing the claim is not the lead supervisory authority.

In addition, further to the UK's exit from the EU on January 31, 2020, the UK's European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020, but subject to certain UK-specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK's data protection regime, which is independent from but aligned to the EU's data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. With respect to transfers of personal data from the EEA to the UK, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK's data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and, if this occurs, it could lead to additional costs and increase our overall risk exposure.

Other Privacy Laws

Laws governing privacy may continue to be adopted in the future from time to time. We have taken steps to comply with health information privacy requirements to which we are aware that we are subject. For example, the Personal Information Protection Law, or PIPL, was implemented in China, and broadly regulates the processing of personal information and imposes compliance obligations and penalties comparable to those of the GDPR. However, we can provide no assurance that we are or will remain in compliance with diverse privacy requirements in all of the jurisdictions in which we do business. Failure to comply with privacy requirements could result in civil or criminal penalties, which could have a materially adverse effect on our business.

Corporate Practice of Medicine

Numerous states, including California, New York and Texas, have enacted laws prohibiting corporations such as us from practicing medicine and employing or engaging physicians to practice medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. This prohibition is generally referred to as the prohibition against the corporate practice of medicine. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against us or the professional through licensing proceedings. The pathologists who review and classify thyroid FNA cytopathology results for Afirma are employed by Thyroid Cytopathology Partners, or TCP, a Texas professional association, pursuant to services agreement between us and TCP. Pursuant to the agreement, we pay TCP a monthly fee on a per FNA basis, and TCP manages and supervises the pathologists who perform the cytopathology services as a component of the Afirma solution.

Federal and State Physician Self-Referral Prohibitions

We are subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, and to similar restrictions under the self-referral prohibitions of certain states in which we operate, including California's Physician Ownership and Referral Act, or PORA. Together these restrictions generally prohibit us from billing a patient or any governmental or private payer for any diagnostic services when the physician ordering the service, or any member of such physician's immediate family, has an investment interest in or compensation arrangement with us, unless the arrangement meets an exception to the prohibition.

Both the Stark Law and PORA contain an exception for compensation paid to a physician for personal services rendered by the physician meeting certain contractual requirements. We have compensation arrangements with a number of physicians for personal services, such as speaking engagements and consulting activities. We have structured these arrangements with terms intended to comply with the requirements of the personal services exception to Stark and PORA.

However, we cannot be certain that regulators would find these arrangements to be in compliance with Stark, PORA or similar state laws. We would be required to refund any payments we receive pursuant to a referral prohibited by these laws to the patient, the payer or the Medicare program, as applicable.

Sanctions for a violation of the Stark Law include the following:

• denial of payment for the services provided in violation of the prohibition;
• refunds of amounts collected by an entity in violation of the Stark Law;
• a civil penalty of up to $15,000 for each service arising out of the prohibited referral;
• possible exclusion from federal healthcare programs, including Medicare and Medicaid; and
• a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law's prohibition.

These prohibitions apply regardless of the reasons for the financial relationship and the referral. No finding of intent to violate the Stark Law is required for a violation. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the Federal False Claims Act which prohibits knowingly presenting, or causing to be presented, a false, fictitious, or fraudulent claim for payment to the United States Government.

Further, a violation of PORA is a misdemeanor and could result in civil penalties and criminal fines. Finally, other states have self-referral restrictions with which we have to comply that differ from those imposed by federal and California law. While we have attempted to comply with the Stark Law, PORA and similar laws of other states, it is possible that some of our financial arrangements with physicians could be subject to regulatory scrutiny at some point in the future, and we cannot provide assurance that we will be found to be in compliance with these laws following any such regulatory review.

Federal and State Anti-Kickback Laws

The federal Anti-kickback Statute makes it a felony for any person or entity, including a laboratory, to knowingly and willfully offer, pay, solicit or receive remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. A violation of the Anti-kickback Statute may result in imprisonment for up to ten years and criminal fines of up to $100,000. Convictions under the Anti-kickback Statute result in mandatory exclusion from federal health care programs for a minimum of five years. In addition, HHS has the authority to impose civil assessments and fines and to exclude health care providers and others engaged in prohibited activities from Medicare, Medicaid and other federal health care programs. Actions which violate the Anti-kickback Statute can also lead to liability under the Federal False Claims Act, which prohibits, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to the United States Government.

Although the federal Anti-kickback Statute applies only to federal health care programs, a number of states, including California, have passed statutes substantially similar to the Anti-kickback Statute pursuant to which similar types of prohibitions are made applicable to all other health plans and third-party payers. California's fee-splitting and Anti-kickback Statute, Business and Professions Code Section 650, and its Medi-Cal Anti-kickback statute, Welfare and Institutions Code Section 14107.2, have been interpreted by the California Attorney General and California courts in substantially the same way as HHS and the courts have interpreted the federal Anti-kickback Statute. A violation of Section 650 is punishable by imprisonment and fines of up to $50,000. A violation of Section 14107.2 is punishable by imprisonment and fines of up to $10,000.

Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular products or services. The law enforcement authorities, the courts and Congress have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of payments between health care providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the Anti-kickback Statute, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce or reward referrals or purchases.

The federal Anti-kickback Statute includes statutory exceptions and provides for a number of regulatory safe harbors. If an arrangement meets the provisions of a safe harbor, it is deemed not to violate the Anti-kickback Statute. An arrangement must fully comply with each element of an applicable safe harbor in order to qualify for protection. Many state anti-kickback statutes have analogous exceptions or safe harbors to those of the federal Anti-kickback Statute. These state anti-kickback statutes have generally been interpreted consistently with the Anti-kickback Statute.

Among the safe harbors that may be relevant to us is the discount safe harbor. The discount safe harbor potentially applies to discounts provided by providers and suppliers, including laboratories, to physicians or institutions. If the terms of the discount safe harbor are met, the discounts will not be considered prohibited remuneration under the Anti-kickback Statute. California does not have a discount safe harbor. However, as noted above, Section 650 has generally been interpreted consistent with the Anti-kickback Statute.

The personal services safe harbor to the Anti-kickback Statute provides that remuneration paid for personal services will not violate the Anti-kickback Statute provided all of the elements of that safe harbor are met. Our personal services arrangements with some physicians and other parties may not meet each requirement of this safe harbor. Failure to meet the terms of this, or any other, safe harbor does not necessarily render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis under the language of the statute, taking into account all facts and circumstances.

While we believe that we are in compliance with the Anti-kickback Statute, Section 650, and Section 14107.2, there can be no assurance that our relationships with physicians, academic institutions and other customers or parties will not be subject to investigation or challenge under such laws. If imposed for any reason, sanctions under the Anti-kickback Statute, Section 650, or Section 14107.2 could have a negative effect on our business.

Other Federal and State Fraud and Abuse Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business. For example, provisions of the Social Security Act permit Medicare and Medicaid to exclude an entity that charges the federal health care programs substantially in excess of its usual charges for its services. The terms "usual charge" and "substantially in excess" are ambiguous and subject to varying interpretations, though the HHS' Office of the Inspector General, or HHS-OIG, has provided some guidance on the topic.

Further, the federal False Claims Act prohibits a person from knowingly presenting or causing to be presented a false or fraudulent claim to, making a false record or statement in order to secure payment from or retaining an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party, known as a relator or commonly referred to as a whistleblower, having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even made aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the relator succeeds in obtaining redress without the government's involvement, then the relator will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Violation of these provisions may result in up to treble damages, substantial civil penalties, fines, imprisonment or combination of the above, and possible exclusion from Medicare or Medicaid programs. California has an analogous state false claims act applicable to all payers, as do many other states; however, we may not be aware of all such rules and statutes and cannot provide assurance that we will be in compliance with all such laws and regulations.

In general, in recent years United States Attorneys' Offices have increased scrutiny of the healthcare industry, as have Congress, the Department of Justice, the HHS-OIG and the Department of Defense. These bodies have all issued subpoenas and other requests for information to conduct investigations of, and commenced civil and criminal litigation against, healthcare companies based on financial arrangements with health care providers, regulatory compliance, product promotional practices and documentation, and coding and billing practices. Whistleblowers have filed numerous qui tam lawsuits against healthcare companies under the federal and state False Claims Acts in recent years, in part because the whistleblower can receive a portion of the government's recovery under such suits.

In addition, the Eliminating Kickbacks in Recovery Act of 2018, or EKRA, was enacted as part of the SUPPORT for Patients and Communities Act (P.L 115-271). This law prohibits the solicitation, receipt, payment or offering of any remuneration in return for referring a patient or patronage to a recovery home, clinical treatment facility, or laboratory for services covered by both government and private payers. EKRA also applies to the payment or offering of remuneration in exchange for an individual using the services of a recovery home, clinical treatment facility, or laboratory. To date, neither the Department of Justice nor HHS has issued guidance further interpreting or implementing EKRA.

Finally, under PAMA, laboratories are required to report to CMS the private payer payment rates and test volumes paid by private payers based on final payments made during a specific "data collection period." The PAMA review cycle was recently revised in the 2026 Consolidated Appropriations Act. This data reporting requirement is triennial for most clinical diagnostic laboratory tests (annual for ADLTs), with the first PAMA data reporting period for CPT 81546 (Afirma GSC), CPT 81542 (Decipher Prostate), and CPT 0016U (Decipher Bladder) under the current triennial data reporting schedule expected to occur between May 1 through July 31, 2026 based on the data collection period of January 1 through June 30, 2025. This could result in updated reimbursement rates effective January 1, 2027 through December 31, 2029. When reporting data under PAMA, the President, CEO, or CFO of a reporting entity, or an individual who has been delegated authority to sign for, and who reports directly to, such an officer, must sign the certification statement and be responsible for assuring that the data provided are accurate, complete, and truthful, and meets all the required reporting parameters. Failure to report or misrepresentation or omission in reporting can result in civil penalties of up to $10,000 per day for each violation and other penalties. We believe we are in compliance with the PAMA reporting requirements, but there can be no assurance that our reporting practices will not be scrutinized under the PAMA regulations.

International

Many countries in which we may offer any of our tests in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national health care program. The IVDR prohibits (and the IVDD previously prohibited) the offer of inducements, particularly financial, that might influence the judgement of notified regulatory bodies and their personnel to carry out their conformity assessment activities. The IVDR does not address the question of inducements offered to healthcare professionals or other third parties, though EU member states may implement their own national laws in this regard. For example, Sapin II is the French anti-corruption law, which imposes regulations to prevent and detect bribery and corruption through increased corporate transparency, reinforced internal monitoring, and enhanced whistleblower protection. In the UK, the 2002 Regulations do not address the question of inducements offered to healthcare professionals to prescribe, sell, supply or recommend use of a particular medical device or IVD or to offer the relevant device company any other benefit. These activities are, however, prohibited by the Bribery Act 2010, which provides general offenses relating to bribery and receiving a bribe.

In addition, the largest medical device manufacturer's industry association, MedTech Europe, issues a Code of Business Practice, or the MedTech Code, which is obligatory for its member associations and member companies, and regulates their interactions with the medical community and other stakeholders. The MedTech Code prevents member companies from offering and providing educational grants to individual health care providers with certain exceptions and has phased out the provision of financial or in-kind support directly to individual health care providers to cover costs for their attendance at third-party organized educational events (with the exception of procedure training). It also sets out transparency obligations with regard to all interactions with health care providers, in terms of notification to the health care provider's superiors or relevant health institutions before the interaction may take place, disclosure of payments (made as educational grants) and a centralized platform for the approval of conferences and other events.

In situations involving physicians employed by state-funded institutions or national health care agencies, violation of the local anti-kickback law may also constitute a violation of the United States Foreign Corrupt Practices Act, or FCPA. The FCPA prohibits any United States individual, business entity or employee of a United States business entity to offer or provide, directly or through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We will also be required to maintain accurate information and control over sales and distributors' activities that may fall within the purview of the FCPA, its books and records provisions and its anti-bribery provisions.

The standard of intent and knowledge in FCPA anti-bribery cases is minimal -- intent and knowledge are usually inferred from that fact that bribery took place. The accounting provisions do not require intent. Violations of the FCPA's anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2 million and officers, directors, stockholders, employees, and agents are subject to a fine of up to $250,000 and imprisonment for up to five years. Other countries, including other Organisation for Economic Co-operation and Development Anti-Bribery Convention members, have similar anti-corruption regulations.

When marketing our tests outside of the United States, we may be subject to foreign regulatory requirements governing human clinical testing, prohibitions on the import of tissue necessary for us to perform our tests or restrictions on the export of tissue imposed by countries outside of the United States or the import of tissue into the United States, and marketing approval. These requirements vary by jurisdiction, differ from those in the United States and may in some cases require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

Human Capital

As of December 31, 2025, we had 755 employees. None of our employees are the subject of collective bargaining arrangements, and our management considers its relationships with employees to be good.

We pride ourselves on our strong culture, which encourages innovation, collaboration, and mutual respect. We were certified as a Great Place to Work in both the United States and Israel in 2025. This recognition is based solely on employee feedback gathered through an anonymous, third-party survey. Our core values across the company are: We are stronger together; We seek a better way; We care deeply; and We make it happen. Individual members of our leadership team have volunteered to sponsor each aspirational value to ensure the values are embedded into our culture.

Corporate and Other information

We were incorporated in Delaware as Calderome, Inc. in August 2006. Calderome, Inc. operated as an incubator until early 2008. We changed our name to Veracyte, Inc. in March 2008. Our principal executive offices are located at 6000 Shoreline Court, Suite 300, South San Francisco, California 94080, and our telephone number is (650) 243-6300. We completed our initial public offering in October 2013, and our common stock is listed on The Nasdaq Global Market under the symbol "VCYT."

Our website address is www.veracyte.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

ITEM 1A.   RISK FACTORS

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully review the "Risk Factors" section before you invest in shares of our common stock. Listed below are some of the more significant risks relating to an investment in our common stock.

Risks Related to Our Business

- Our financial results currently depend mainly on sales of our Decipher Prostate and Afirma tests, and we may not generate sufficient revenue from these and our other diagnostic tests to grow our business.
- If we are unable to grow sales of our tests or products, or we are unable to launch or commercialize our new tests or products, our business may suffer.
- We have incurred losses in the past, we could incur net losses in the future, and we may not sustain our level of profitability in the future.
- We depend on a few payers for a significant portion of our revenue; if one or more significant payers stops providing reimbursement or decreases the amount of reimbursement for our tests our revenue could decline.
- If payers do not provide reimbursement, rescind or modify their reimbursement policies, delay payments for our tests, recoup past payments, or if we are unable to successfully negotiate additional reimbursement contracts, our commercial success could be compromised.
- We may experience limits on our revenue if physicians decide not to order our tests or if patients decide not to use our tests as a result of increased costs, fees or changing insurer policies.
- If we fail to comply with federal, state and foreign licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.
- We have engaged, and may continue to engage, in acquisitions, dispositions or other strategic transactions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources. If our general strategy of seeking incremental growth through acquisitions and collaborations is not successful, or if we do not successfully integrate companies or assets that we acquire into our business, our prospects and financial condition may suffer.
- Our future success and international growth depend, in part, on our ability to adapt, manufacture and distribute our tests as IVD tests.
- We rely on sole suppliers for some of the reagents, equipment, and other materials used to perform or develop our tests, as well as certain sole source providers for kit components, instruments and associated services. We may not be able to find replacements or transition to alternative suppliers or service providers, which may materially impact our ability to generate revenue.
- We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
- If we are unable to support demand for our tests, products or services, our business could suffer.
- Changes in healthcare policy, including legislation reforming the U.S. healthcare system, recent U.S. judicial decisions and potential changes in the regulatory environment, may have a material adverse effect on our financial condition and operations.
- If the FDA or other foreign authorities regulate those of our tests that they do not currently regulate, we could incur substantial costs and delays associated with trying to obtain premarket clearance, approval or certification.
- Obtaining marketing authorization or certification by the FDA and foreign regulatory authorities or notifying regulatory bodies for our diagnostic tests will take significant time and require significant research, development and clinical study expenditures and ultimately may not succeed.
- If we are unable to compete successfully, we may be unable to increase or sustain our revenue and profitability.
- We depend on our senior management team, and the loss of one or more of our executive officers, or the inability to attract and retain highly skilled employees or other key personnel in our highly competitive industry, could adversely affect our business.
- Billing for our diagnostic tests is complex, and we must dedicate substantial time and resources to the billing process in order to collect cash and be paid.

- If our internal sales force is less successful than anticipated, our business expansion plans could suffer and our ability to generate revenue could be diminished.
- Developing, commercializing and gaining reimbursement for new products involves a lengthy and complex process, and if we do not achieve our projected development, commercialization and reimbursement goals in the timeframes we announce and expect, our business may suffer, and our stock price may decline.
- Aspects of our international business expose us to business, personnel, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
- Security breaches, loss of data and other disruptions to our or our third-party service providers' data systems could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
- Risks associated with data privacy issues, including evolving laws, regulations and associated compliance efforts, may adversely impact our business and financial results.
- If we are unable to protect or successfully defend our intellectual property effectively, our business may be harmed.
- We may be involved in litigation related to intellectual property, which may be time-intensive and costly and may adversely affect our business, operating results or financial condition.

*Risks Related to Being a Public Compa*ny

- If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our reported financial information and the market price of our common stock may be negatively affected.

Risks Related to Our Common Stock

- Our stock price may be volatile, and you may not be able to sell shares of our common stock at or above the price you paid.

Risks Related to Our Business

Our financial results currently depend mainly on sales of our Decipher Prostate and Afirma laboratory developed tests (LDTs), and we may not generate sufficient revenue from these and our other diagnostic tests to grow our business.

Most of our revenue to date has been derived from sales of our Decipher Prostate and Afirma laboratory developed tests (LDTs), which are used in the diagnosis of urological and thyroid cancers. Over the next few years, we expect to continue to derive a substantial portion of our revenue from sales of our Decipher Prostate and Afirma laboratory developed tests (LDTs) as well as our Prosigna LDT, MRD (LDT) and IVD strategies. Once our tests are clinically validated and commercially available for patient testing, we must continue to develop and publish evidence that our tests are informing clinical decisions in order for them to receive positive coverage decisions by payers. Without coverage policies, our tests may not be reimbursed and we will not be able to recognize revenue. While Afirma is covered by most major payers in the U.S., there remains payers that do not cover Decipher Prostate. We cannot guarantee that our tests we commercialize will maintain positive coverage decisions. If we are unable to maintain or increase sales and maintain or expand reimbursement for our Decipher Prostate and Afirma tests, our revenue and our ability to sustain profitability would be impaired, and the market price of our common stock could decline.

If we are unable to grow sales of our tests or products, or we are unable to launch or commercialize our new tests or products, our business may suffer.

We plan to launch the Prosigna LDT and our first indication of TrueMRD in MIBC in 2026. While we do not expect these tests to contribute meaningfully to revenue in 2026, our inability to successfully commercialize these tests or obtain adequate reimbursement could negatively affect our future revenue growth and impact our ability to achieve our revenue projections in future years. Additionally, our Prosigna IVD and Decipher Bladder test have not contributed significant revenue to date. Although we expect them to grow and become an increasingly important component of our portfolio, as well as our results of operations, we may be unable to increase sales or expand reimbursement, and therefore we may not meet our revenue projections. Additionally, we anticipate further expanding the reach of some of our tests in international markets; if our products are not widely adopted internationally, our business and results of operations may be adversely affected.

We are in various stages of research and development for other diagnostic tests that we may offer, but there can be no assurance that we will be able to identify other diseases that can be effectively addressed or, if we are able to identify such diseases, whether or when we will be able to successfully commercialize solutions for these diseases and obtain the evidence and coverage decisions from payers. For example, we plan to introduce new tests going forward, including in MRD as a result of the C2i Acquisition, as well as our Percepta Nasal Swab. There can be no assurance that we will be successful in our launch or commercialization of new tests, nor that physicians will request our new tests be performed in sufficient volumes to realize revenue.

We have incurred losses in the past, we could incur net losses in the future and we may not sustain our level of profitability in the future.

For the year ended December 31, 2025, we had a net income of $66.4 million and as of December 31, 2025, we had an accumulated deficit of $377.6 million. Although we recorded net income in 2025 and 2024, we have recorded net loss in prior years, and we may be unable to sustain profitability in the future. Ongoing widespread inflationary pressures in the United States and across global economies have resulted in higher costs for our raw materials, non-material costs, labor and other business costs, and significant increases in the future could adversely affect our results of operations. We may not sustain or grow past our current levels of profitability, and our failure to do so in the future could cause the market price of our common stock to decline.

In addition, our ability to sustain profitability depends on a number of factors, including but not limited to:

- generating sufficient revenue from our existing diagnostic tests;
- developing and publishing evidence that our tests are informing clinical decisions and receiving positive coverage decisions by payers;
- launching and commercializing new tests and products;
- maintaining effective relationships with our payers; and
- receiving regulatory approval for our tests and products.

We depend on a few payers for a significant portion of our revenue; if one or more significant payers stops providing reimbursement or decreases the amount of reimbursement for our tests, our revenue could decline.

We receive a significant portion of our revenue from a limited number of third-party payers, some of which have not contracted with us to be a participating provider. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Overview. The percentage of our revenue derived from our significant payers, such as Medicare and UnitedHealthcare Group, is expected to fluctuate from period to period as our revenue fluctuates, as additional payers provide reimbursement for our tests or if one or more payers were to stop reimbursing for our tests or change their reimbursed amounts.

Federal Medicare funding and state budgets are limited and have been placed under tremendous strain in recent years, which is likely to be further exacerbated as a result of macroeconomic uncertainty. Such budgetary pressures may force Medicare, Medicare Advantage or state agencies to reduce payment rates or change coverage policies. If there is a decrease in Medicare or other payers' payment rates for our tests, our revenue from Medicare and such payers will decrease and the payment rates for some of our commercial payers may also decrease if they tie their allowable rates to the Medicare rates. These changes could have an adverse effect on our business, financial condition and results of operations.

For example, Decipher Prostate is currently reimbursed by Medicare pursuant to LCDs issued by Palmetto GBA's MolDX program and adopted by Noridian Healthcare Solutions, each acting as a MAC, as well as by a number of commercial payers. However, there are many commercial payers who currently do not provide reimbursement for our prostate genomic tests, or provide only limited reimbursement, and we have contracts for reimbursement with only a limited number of commercial payers for our prostate tests. In September 2024, a new LCD for "Gene Expression Profile Tests for Decision-Making in Castration Resistant and Metastatic Prostate Cancers" was finalized through the MolDX program. In December 2024, we received confirmation that our Technical Assessment, or TA, was approved with a retroactive effective date of October 18, 2024, and the metastatic indication for Decipher is now covered by Medicare.

Additionally, coverage and payment determinations for our Afirma GSC classifier are covered by Noridian Healthcare Solutions, the current MAC for our jurisdiction, through the MolDX program, administered by Palmetto GBA, under a Local Coverage Determination, or LCD. On July 28, 2024, a new LCD took effect through the MolDX program, "Molecular Testing for Risk Stratification of Thyroid Nodules," which provides expanded Medicare coverage for Afirma GSC.

Modifications to the LCDs and associated coverage articles for Afirma, Decipher Prostate and our other tests could have an adverse effect on our business, financial condition and results of operations.

We submit claims to payers directly using CPT codes, which plays a significant role in how our tests are reimbursed both from commercial and governmental payers. Any changes to the codes or associated reimbursement rates can materially affect our revenue. For example, with the transition from Afirma GEC to Afirma GSC, a new CPT Category I code (81546) was established for the Afirma classifier, effective January 1, 2021. This code underwent the national payment determination process for Medicare in 2020, through which the Centers for Medicare & Medicaid Services, or CMS, set its reimbursement rate at $3,600 on the Clinical Laboratory Fee Schedule (CLFS), the same rate as the prior CPT code for Afirma GEC, unchanged since 2018. Similarly, Decipher Prostate was assigned a Category I CPT code (81542) in 2020. CMS included this code in the gapfill pricing process and set the final CLFS reimbursement rate for CPT code 81542 at $3,873, effective January 1, 2021. Additionally, Decipher Bladder was assigned CPT code 0016U, which CMS priced through the gapfill process, setting a final CLFS reimbursement rate of $3469.83 effective January 1, 2021. Most recently, Congress passed the Consolidated Appropriations Act, 2026, which included revisions to PAMA review cycle. The first Protecting Access to Medicare Act of 2014, or PAMA, data reporting period for CPT 81546 (Afirma GSC), CPT 81542 (Decipher Prostate), and CPT 0016U (Decipher Bladder) under the current triennial data reporting process is expected to occur between May 1 through July 31, 2026 based on the data collection period of January 1 through June 30, 2025. This could result in updated reimbursement rates effective January 1, 2027 through December 31, 2029. There is no guarantee that Medicare payment rates for Afirma GSC, Decipher Prostate, or Decipher Bladder will remain stable in future PAMA reporting cycles, as rates are based on the weighted median of private commercial payer payments.

Although we have entered into contracts with certain third-party payers that establish in-network allowable rates of reimbursement for many of our tests, payers may suspend or discontinue reimbursement at any time, with or without notice, for technical or other reasons, may require or increase co-payments from patients, or may reduce the reimbursement rates paid to us. Reductions in private payer amounts could decrease the Medicare payment rates for our tests under PAMA. In addition, many private payers now require prior authorization for molecular diagnostic tests. Potential reductions in reimbursement rates or increases in the difficulty of achieving payment could have a negative effect on our revenue.

If payers do not provide reimbursement, rescind or modify their reimbursement policies, delay payments for our tests, recoup past payments, or if we are unable to successfully negotiate additional reimbursement contracts, our commercial success could be compromised.

Our revenue and commercial success depend on achieving coverage and reimbursement for our tests from payers, including both commercial and government payers. If payers do not provide coverage of, or do not provide adequate reimbursement for our tests, we may need to seek payment from the patient, which may adversely affect demand for our tests. Physicians might not order our tests unless payers reimburse a substantial portion of the test price. There is significant uncertainty concerning third-party reimbursement of any test incorporating new technology, including our tests. Reimbursement by a payer may depend on a number of factors, including a payer's determination that these tests are:

- not experimental or investigational;
- pre-authorized and appropriate for the specific patient;
- medically necessary;
- cost-effective;
- supported by peer-reviewed publications; and
- included in clinical practice guidelines.

For example, if we are unable to provide payers with sufficient evidence of the clinical utility and validity of our test, they may not provide coverage, may provide limited coverage or may terminate coverage, which will adversely affect our revenues and our financial condition. Since each payer makes its own decision as to whether to establish a coverage policy or enter into a contract to reimburse our tests, seeking these approvals is a time-consuming and costly process. Other countries, as well as some private payers, also control the price of health care products, directly or indirectly, through reimbursement, payment, pricing or coverage limitations, tying reimbursement to outcomes or (in the case of governmental entities) through compulsory licensing or limiting of intellectual property protections.

We are an out-of-network provider with some commercial payers in the United States and thus, we do not have control over rates or terms of reimbursement. Without contracted rates for reimbursement, our claims are often denied upon submission, and we must appeal the claims. The appeals process is time consuming and expensive and may not result in payment. In cases where we are out-of-network, there is typically a greater patient cost-share responsibility which may result in further delays and/or decreased likelihood of collection. Payers may attempt to recoup prior payments after review, sometimes after significant time has passed, which would impact future revenue.

We expect to continue to focus substantial resources on increasing adoption, coverage and reimbursement for Decipher Prostate, Afirma, Prosigna, TrueMRD and Decipher Bladder, as well as any other future tests we may develop. We believe it will take several years to achieve coverage and contracted reimbursement with most third-party payers across our entire portfolio of tests. We cannot predict whether, under what circumstances, or at what payment levels payers will reimburse for our tests. Also, payer consolidation is underway and creates uncertainty as to whether coverage and contracts with existing payers will remain in effect. Finally, if there is a decrease in the Medicare payment rates for our tests, the payment rates for some of our commercial payers may also decrease if they tie their allowable rates to the Medicare rates. Reductions in private payer amounts could also decrease the Medicare payment rates for our tests under PAMA. Our failure to establish broad adoption of and reimbursement for our tests, or our inability to maintain existing reimbursement from payers, will negatively impact our ability to generate revenue and sustain profitability, as well as our future prospects and our business.

We may experience limits on our revenue if physicians decide not to order our tests.

If we are unable to create or maintain demand for our tests in sufficient volume, we may not sustain profitability. To generate demand, we will need to continue to educate physicians about the clinical utility and cost-effectiveness of our tests through published papers, presentations at scientific conferences, marketing campaigns and one-on-one education by our sales force, which requires us to incur costs that may not result in increased demand. In addition, our ability to obtain and maintain adequate reimbursement from third-party payers will be critical to generating revenue.

In making coverage determinations, third-party payers often rely on practice guidelines issued by professional societies. Lack of guideline inclusion or recommendation could limit the adoption of our tests and our ability to generate revenue and sustain profitability, as physicians may be reluctant to order tests that are not recommended in these guidelines. Guidelines that include our tests currently may subsequently be revised to recommend another testing protocol, and these changes may result in physicians deciding not to use our tests. While the Afirma genomic classifier is included in most physician practice guidelines in the United States for the assessment of patients with thyroid nodules, historical practice recommended a full or partial thyroidectomy in cases where cytopathology results were indeterminate to confirm a diagnosis. The strength of the clinical data supporting the use of the Decipher Prostate Genomic Classifier has led to the test's inclusion in leading clinical guidelines. For example, the Decipher Prostate test has Simon Level IB evidence, resulting in inclusion in the 2026 NCCN Guidelines for prostate cancer, distinguishing it as the only gene-expression test to do so. Nonetheless, if we are unsuccessful in maintaining the relative level of recommendation of Decipher Prostate or other of our genomic tests within these guidelines, unable to cause any new or modified genomic tests we develop to be included in these guidelines, unable to cause our genomic tests to be included in other influential guidelines, or if our competitors are successful at achieving similar or more extensive guidelines for their tests, we may be at a disadvantage in gaining market acceptance and market share relative to our competitors.

Additionally, to the extent international markets have existing practices and standards of care that are different than those in the United States, we may face challenges with the adoption of our tests in international markets. The Prosigna test is included in practice guidelines in the United States and internationally but faces competition from other products globally.

Because our Decipher Prostate Genomic Classifier, Afirma and Decipher Bladder testing services are performed by our certified laboratories under the CLIA, rather than by the local laboratory or pathology practice, pathologists may be reluctant to support our testing services as well. If physicians do not order our tests, our future revenues and results of operations would be adversely affected.

We may experience limits on our revenue if patients decide not to use our tests as a result of increased costs, fees or changing payer policies.

Some patients may decide not to use our tests because of price, all or part of which may be payable directly by the patient if the patient's insurer denies reimbursement in full or in part. There is a growing trend among insurers to shift more of the cost of healthcare to patients in the form of higher co-payments or premiums, putting patients in the position of having to pay more for our tests. In addition, volatile interest rates and ongoing inflation in the United States and globally may put further pressure on insurers and other providers to raise prices or reduce reimbursement, increasing the cost to the patient. We expect to continue to see pressure from payers to limit the utilization of tests, generally, and we believe more payers are deploying costs containment tactics, such as pre-authorization and employing laboratory benefit managers to reduce utilization rates. Payors are increasingly contracting with healthcare intermediaries like laboratory benefit managers as a way to contain healthcare costs by limiting both coverage and the level of reimbursement that may be provided to tests. Laboratory benefit managers may take steps to restrict patient access to our tests, including by not covering our tests through changes to medical policies or adding prior approval requirements before reimbursing providers or patients for using our tests. We cannot be sure that laboratory benefit managers will authorize coverage and reimbursement of our tests. Implementation of provisions of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively the ACA, has also resulted in increases in premiums and reductions in coverage for some patients. These events may result in patients delaying or forgoing medical checkups or treatment due to their inability to pay for our tests, which could have an adverse effect on our revenue.

If we fail to comply with federal and state licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.

Our high complexity clinical labs that design, develop and manufacture our laboratory developed tests are subject to the Clinical Laboratory Improvement Amendment (CLIA) regulations, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations mandate specific personnel qualifications, facilities administration, quality systems, inspections, and proficiency testing. CLIA certification is also required for us to be eligible to bill state and federal healthcare programs, as well as many private third-party payers. To renew these certifications, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may conduct random inspections of our clinical reference laboratories. If we fail to maintain CLIA certificates in our South San Francisco, California; San Diego, California; or Austin, Texas laboratory locations, we would be unable to bill for services provided by state and federal healthcare programs, as well as many private third-party payers, which may have an adverse effect on our business, financial condition and results of operations.

We are also required to maintain state licenses to conduct testing in our laboratories. The laws of California, New York, and Texas, among other states, require that we maintain a license and comply with state regulation, in addition to the federal CLIA regulation, as a clinical laboratory. Other states may have similar requirements or may adopt similar requirements in the future. In addition, all of our clinical laboratories are required to be licensed and approved by the New York State Department of Health on a test-specific basis to perform testing on specimens from New York. We have received New York State Department of Health approval for the Decipher Prostate, Afirma and Decipher Bladder tests. We will be required to obtain approval for other tests we may offer in the future. If we were to lose our CLIA certificate or California license for our South San Francisco or San Diego laboratories, or our CLIA certificate for our Austin laboratory, whether as a result of revocation, suspension, limitation or otherwise, we may experience delays in processing testing, experience increased costs, or may no longer be able to perform our molecular tests, which would eliminate our primary source of revenue and harm our business. If we were to lose our licenses issued by New York or by any other states where we are required to hold licenses, we would not be able to test specimens from those states. New tests we may develop, and modifications to existing tests, may be subject to new approvals by regulatory bodies such as the New York State Department of Health, and we may not be able to offer our new or modified tests until such approvals are received. Furthermore, certain state agencies, including the New York State Department of Health, have been experiencing delays in their response time which may cause delay in our receipt of our corresponding approvals or renewals for our tests. Any such delays or holds on our ability to test specimens could harm our business and operating results.

We have engaged, and may continue to engage, in acquisitions, dispositions or other strategic transactions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources. If our general strategy of seeking

incremental growth through acquisitions and collaborations is not successful, or if we do not successfully integrate companies or assets that we acquire into our business, our prospects and financial condition may suffer.

As an element of our growth strategy, we have, from time to time, pursued opportunities to license assets or purchase companies or assets that we believe would complement our current business or help us expand into new markets. For example, in the first quarter of 2024 we completed the C2i Acquisition, and we may pursue additional acquisitions of complementary businesses or assets as part of our business strategy. On August 1, 2025, we completed the divestiture of the contract manufacturing portion of our French subsidiary, Veracyte SAS, to Helio Diagnostics SAS in connection with a restructuring proceeding. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction could be material and could disrupt our business or change our business profile, focus or strategy significantly. This and any future acquisitions, dispositions or strategic transactions made by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results.

We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance, joint venture or investment. Any acquisitions or other strategic transactions we consummate may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. To finance any acquisitions or investments, we have previously issued, and may choose in the future, to issue shares of our stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies for stock. Alternatively, it may be necessary for us to raise additional funds for these activities through public or private financings, or we may decide to incur debt. Additional funds may not be available on terms that are favorable to us, or at all. If these funds are raised through the sale of equity or convertible debt securities, dilution to our stockholders could result.

There could be unanticipated adverse impacts on any strategic transactions. We could incur losses resulting from undiscovered liabilities or third-party claims of an acquired business that are not covered by any indemnification, including relating to intellectual property, current or former employees, customers or business partners, or governmental authorities. We may have failed to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a new business, which could result in unexpected litigation or regulatory exposure, unfavorable accounting or tax treatment, a diversion of management's attention and resources, and other adverse effects on our business, financial condition, and operating results. We may also obtain pre-existing contractual relationships of the acquired business that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business. Any dispositions may also cause us to lose revenue and may not strengthen our financial position.

Additionally, there can be no assurance that we will successfully integrate the assets acquired from such past or future acquisitions into our existing business. We may not successfully integrate the acquired business as planned (including, for example, systems integration), and we may otherwise not realize the expected return on our investments, which could adversely affect our business or operating results and potentially cause impairment to assets that we record as a part of an acquisition including intangible assets and goodwill. Integration of acquired companies or businesses we may acquire in the future also may require management resources that otherwise would be available for ongoing development of our existing business. We may have difficulties managing acquired products and tests or retaining key personnel from the acquired business. Our future successes will depend, in part, on our ability to manage an expanded business, which may pose substantial challenges for our management, such as increased costs and complexity.

We must successfully integrate our acquired businesses, such as C2i, to realize the strategic or financial goals that we currently anticipate.

We acquired C2i in early 2024 with an aim to expand our role across the cancer continuum, moving from providing early decision support to following the patient through treatment, helping to monitor the success of a therapeutic or surgical intervention, and supporting the determination of the best course of action for each patient. However, we must successfully integrate C2i to realize the strategic or financial goals that we currently anticipate.

Risks we face in connection with the integration of our acquired businesses, such as C2i, include:

- We may have difficulties integrating C2i's whole-genome, AI-powered technology into our tests, and we may identify flawed algorithms or insufficient or biased datasets, which could adversely impact the reliability of our data and subject us to delays and competitive harm, regulatory action, or legal liability, as well as brand or reputational harm;

- Prior to its acquisition, C2i was not required to maintain internal controls that would meet the requirements of a public company. Given the limited size and scope of C2i's operations, its inclusion in the Company's consolidated financial statements does not have a material impact on the Company's internal control over financial reporting. The Company has integrated C2i into its existing internal control framework where appropriate and will continue to evaluate control needs as integration activities progress;

- Our operating results or financial condition may be adversely impacted by (i) claims or liabilities related to the acquired business including, among others, claims from U.S. or international regulatory or other governmental agencies, terminated employees, current or former customers or business partners, or other third parties; (ii) unfavorable accounting treatment as a result of the acquired business's practices; and (iii) intellectual property claims or disputes; and

- We may experience disruption in integrating key talent from the C2i Acquisition due to the ongoing conflict in the Middle East and related political, military and security conditions in and around Israel which may disrupt our Israel business activities, facilities, employees and access to electricity, gasoline, or water, as well as disrupt our ability to travel or conduct business in and out of the conflicted area.

Our future success and international growth depend, in part, on our ability to adapt, manufacture and distribute our tests as IVD tests.

Our strategy to expand into international markets depends on our ability to successfully adapt our menu of diagnostic tests as IVDs and secure necessary regulatory approvals. See Item 1. Business –Driving Global Growth with Distributed IVD Tests. Currently, the Prosigna Breast Cancer Assay is available globally as an IVD test that runs on the nCounter Analysis System platform. If we are not able to adapt our other current or future tests to be performed on IVD platforms or if our tests fail to be competitive against competing products in international markets, our prospects for growth could suffer. In addition, to the extent international markets have existing practices and standards of care that are different than those in the United States, we may face challenges with the adoption of our tests in international markets. For commercialization of our tests on other IVD platforms, we will be dependent on third parties for the support and clinical registration of their platforms as well as certain reagents, instruments, software or components.

Additionally, our success in international markets depends on the ability of our contract manufacturers to produce test kits at a quality and quantity to keep up with demand. We have and may continue to experience quality, regulatory, or manufacturing irregularities and challenges. Our contract manufacturers may fail to successfully grow manufacturing capacity needed to meet demand.

If we do not manage inventory in an effective and efficient manner, it could adversely affect our results of operations.

Many factors affect the efficient use and planning of inventory of certain components and other materials used in our manufacturing process and in our testing laboratories, such as effectiveness of predicting demand, effectiveness of manufacturing or testing to meet demand, efficiently meeting product quality and demand requirements, global supply chain issues, and expiration of materials in inventory. We may be unable to manage our inventory efficiently, keep inventory within expected budget goals, keep inventory on hand or manage it efficiently, control expired inventory or keep sufficient inventory of materials to meet product demand due to our dependence on third-party suppliers. As we introduce any new test or product, we may experience supply issues as we ramp up volumes. Finally, we cannot provide assurances that we can keep inventory costs within our target levels. Failure to do so and efficiently manage inventory may harm our long-term growth prospects.

We rely on sole suppliers for some of the reagents, equipment and other materials used to perform our tests, as well as certain sole source providers for kit components, instruments and associated services. We may not be able to find replacements or transition to alternative suppliers or service providers, which may materially impact our ability to generate revenue.

We rely on sole suppliers for critical supply of reagents, equipment and other materials and services that we use to perform our CLIA tests as well as to satisfy demand for our Prosigna test kits, service kits and service on the nCounter Analysis System. We also purchase components used in our extraction and sample collection kits from sole-source suppliers. Some of these items are unique to these suppliers and vendors and their inability to provide us with reagents that perform to specifications, could negatively impact our ability to provide timely response and reports to our customers and, as a result, may materially impact our ability to generate revenue.

If suppliers can no longer provide us with the materials we need to perform tests or produce test kits, if the materials do not meet our quality specifications or are otherwise unusable, if we cannot obtain acceptable substitute materials, or if we elect to change suppliers, a sustained interruption in test processing or system and test kit deliveries could occur, we may not be able to deliver tests to physicians or deliver patient reports or we may incur higher one-time switching costs.

For example, we rely on NanoString (now Bruker Spatial Biology as a result of Bruker Corporation's asset acquisition of NanoString) for certain components and raw materials for the Prosigna test and nCounter service kits.

We also rely on sole service providers for certain services such as cytopathology professional diagnoses on thyroid fine needle aspiration. If any of these service providers were unable to provide the quality or quantity of services that we require, or if we were unable to agree on commercial terms and our relationships with such service providers were to terminate, our business could be harmed until we were able to secure the services of another provider. In addition, some of our software and operational support vendors and service providers represent our sole source of these services, and our ability to provide such services might be materially adversely affected if any of these parties experience or engage in operating difficulties, network or information system shutdowns or other service disruptions, or are otherwise unable to provide the services we need in a timely manner.

While we have developed alternate sourcing strategies for many materials, vendors and service providers, we cannot be certain whether these strategies will be effective or the alternative sources will be available when we need them. Moreover, the supply of key reagents and testing materials has been periodically challenged by quality of reagents received. Further, we experience supply chain disruptions, although, to date, this has not resulted in delays in our ability to return test results in a timely manner. Any such interruption may significantly affect our future revenue, cause us to incur higher costs, and harm our customer relationships and reputation. In addition, in order to mitigate these risks, we maintain inventories of these supplies at higher levels than would be the case if multiple sources of supplies were available. If our total test volume decreases or we switch suppliers, we may hold excess supplies with expiration dates that occur before use which would adversely affect our losses and cash flow position. As we introduce any new test or make changes to existing tests, we may experience supply issues as we ramp test volume.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

In addition to the need to scale our testing capacity, our future growth, including our transition to a multi-product company with international operations, will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees with the necessary skills to support the growing complexities of our business, including the ongoing development of our IVD and LDT strategies, such as MRD. Rapid and significant growth may place strain on our administrative, financial and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We have implemented an internally developed data warehouse, which is critical to our ability to track our diagnostic services and patient reports delivered to physicians, as well as to support our financial reporting systems. The time and resources required to optimize these systems is uncertain, and failure to complete optimization in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be harmed.

If we are unable to support demand for our tests, products or services, our business could suffer.

As demand for our tests, products and services grows, we will need to continue to scale our capacity and processing technology, expand customer service, billing and systems processes, enhance our internal quality assurance program and ensure test and product continuity. We will also need additional certified laboratory scientists as well as other scientific and technical personnel to process higher volumes. We cannot assure that any increases in scale, related improvements, supply of reagents to perform testing, and quality assurance measures will be successfully implemented or that appropriate personnel will be available and able to be hired. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing tests, quality control issues or inability to meet demand. There can be no assurance that we will be able to perform our testing or fulfill our product, testing, or service commitments on a timely basis at a level consistent with demand, or that our efforts to scale our operations will not negatively affect the quality of test results. If we encounter difficulty meeting market demand or quality standards, our reputation could be harmed and our future prospects and our business could suffer.

Further, our ability to produce total test volumes that meet customer demand is dependent upon our ability to forecast accurately and plan production capacities accordingly. However, our sales depend on physician's ordering patterns, reimbursement, or customers' budgets that may be subject to significant and unexpected variation, including seasonality. Any decrease in spending or change in test ordering patterns by physicians or spending priorities of our customers and potential customers could significantly reduce the demand for our products. As we expand into new geographic markets, our revenue may be impacted by seasonal trends in the different regions, the seasonality of customer budgets in those regions and the mix of domestic versus international sales. Additionally, we have growing, however limited, historical experience forecasting the direct sales of our molecular diagnostics tests and products, which makes forecasting difficult. Our inability to forecast customer demand could negatively impact our ability to meet customer demand, which can harm our operating results.

Changes in healthcare policy, including legislation reforming the U.S. healthcare system, recent U.S. judicial decisions and potential changes in the regulatory environment, may have a material adverse effect on our financial condition and operations.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for our tests.

For example, the ACA, enacted in March 2010, made changes that significantly affected the pharmaceutical and medical device industries and clinical laboratories. Some significant measures contained in the ACA include coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The ACA also includes significant fraud and abuse measures, including required disclosures of financial arrangements with physician customers, lower thresholds for violations and increasing potential penalties for such violations. Since its enactment, there have been various judicial, executive and congressional challenges to aspects of the ACA. It is unclear how any such challenges and any healthcare reform measures of the current administration, or any future presidential administration, will impact the ACA or our business. For example, a former administration issued various executive orders which eliminated cost sharing subsidies and various provisions that would impose a financial burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Additionally, the U.S. Congress has previously introduced several pieces of legislation aimed at significantly revising or repealing the ACA. We cannot predict if, or when, the ACA will be amended, and cannot predict the impact that an amendment of the ACA will have on our business.

In addition to the ACA, various healthcare reform proposals have also periodically emerged from federal and state governments. For example, under the Budget Control Act of 2011 and its subsequent amendments, Medicare payments to providers, including payments to clinical laboratories, became subject to a reduction of up to 2% per fiscal year due to the automatic expense reductions (sequester) from April 1, 2013 until 2032 (with a temporary suspension of the sequester under the Coronavirus Aid, Relief, and Economic Security Act and subsequent legislation from May 1, 2020 through March 30, 2022, and a reduction of up to 1% from April 1, 2022 through June 30, 2022) . Reductions resulting from the congressional sequester are applied to total claims payment made by providers to Medicare; however, they do not currently result in a rebasing of the negotiated or established Medicare or Medicaid reimbursement rates.

Furthermore, state legislation on reimbursement applies to Medicaid reimbursement and managed Medicaid reimbursement rates within that state. Some states have passed or proposed legislation that would revise the reimbursement methodology for clinical laboratory payment rates under those Medicaid programs. For example, California's Department of Health Care Services has continuously updated its methodology for clinical laboratories and laboratory services, most recently in 2023.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or in countries outside of the United States in which we do or may do business, or the effect any future legislation or regulation will have on us. The taxes imposed by the new federal legislation, cost reduction measures and the expansion in the role of the U.S. government in the healthcare industry may result in decreased revenue, lower reimbursement by payers for our tests or reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations. In addition, sales of our tests outside the United States subject our business to foreign regulatory requirements and cost-reduction measures, which may also change over time.

Ongoing calls for deficit reduction at the federal government level and reforms to programs such as the Medicare program to pay for such reductions may affect the pharmaceutical, medical device and clinical laboratory industries. Currently, clinical laboratory services are excluded from the Medicare Part B co-insurance and co-payment as preventative services. Any requirement for clinical laboratories to collect co-payments from patients may increase our costs and reduce the amount ultimately collected.

Additionally, CMS bundles payments for many clinical laboratory diagnostic tests together with other services performed during hospital outpatient visits under the Hospital Outpatient Prospective Payment System. CMS currently maintains an exemption for molecular pathology tests and "Criterion A" ADLTs from this bundling provision. It is possible that this exemption could be removed by CMS in future rule making, which might result in lower reimbursement for tests performed in this setting.

PAMA includes a substantial payment system for clinical laboratory tests under the CLFS. Under PAMA, laboratories that receive the majority of their Medicare revenue from payments made under the CLFS and the Physician Fee Schedule report on a triennial basis (or annually for ADLTs), private payer rates and volumes for their tests with specific CPT codes based on final payments made during a set data collection period. We believe that PAMA and its implementing regulations are generally favorable to us, however, there can be no assurance that the payment rate for Afirma, Decipher Prostate and Decipher Bladder will not decrease in the future or will not be adversely affected by the PAMA law and regulations. In addition, the Inflation Reduction Act of 2022 may subject certain products to government-established pricing, potentially impose rebates and subject manufacturers who fail to adhere to the government's interpretation of the law to penalties.

In December 2016, Congress passed the 21st Century Cures Act, which, among other things, revised the process for LCDs. Additionally, effective June 11, 2017, a MAC is required to, among other things, publish a summary of the evidence that it considered when developing an LCD, including a list of sources, and an explanation of the rationale that supports the MAC's determinations. In October 2018, CMS issued additional guidance revising the requirements for the development of LCDs. This guidance has extended the timelines for development of new LCDs and may result in impeded coverage for our test products, which could have a material negative impact on revenue.

The No Surprises Act, which took effect on January 1, 2022, prohibits an out-of-network provider from billing a patient at an amount in excess of the in-network cost sharing for services furnished with respect to a visit at certain in-network healthcare facilities. The law establishes an independent dispute resolution process between the provider and the payer to determine the appropriate payment rate to the provider. The No Surprises Act is understood to apply to laboratory tests furnished by an independent laboratory, such as our labs, with respect to a hospital visit. The No Surprises Act, and regulations and subregulatory guidance promulgated thereunder, may limit the price we charge or our ability to achieve payment in full for our testing services, which could affect our results of operations.

Further, in June 2024, the U.S. Supreme Court reversed its longstanding approach under the Chevron doctrine, which provided for judicial deference to regulatory agencies, including the FDA, in certain circumstances. As a result of this decision, there may be increased challenges to existing agency regulations and policies, and it is uncertain how lower courts will apply the decision in the context of other regulatory schemes. This decision may result in regulatory uncertainties in the healthcare industry and could impact the timely review of any regulatory filings or applications we submit to the FDA, which could negatively impact our business.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. It is difficult to predict whether or how any current executive orders will be rescinded and replaced under the current administration. The policies and priorities of any administration and the U.S. Congress are unknown and could materially impact the regulations governing our business. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies or if we are not able to maintain regulatory compliance, then we may be subject to enforcement action and we may not achieve or sustain profitability.

Because of Medicare billing rules, we may not receive reimbursement for all tests provided to Medicare patients.

Under previous Medicare billing rules, hospitals were required to bill for our molecular pathology tests when performed on Medicare beneficiaries who were hospital outpatients at the time of tissue specimen collection when these tests were ordered less than 14 days following the date of the patient's discharge.

In 2018, CMS revised its billing rules to allow the performing laboratory to bill Medicare directly for molecular pathology tests and Criterion A ADLTs performed on specimens collected from hospital outpatients, even when those tests are ordered less than 14 days after the date of discharge, if certain conditions are met. We believe that our Decipher Prostate, Afirma and Decipher Bladder classifiers, along with Prosigna, are covered by this policy. Accordingly, we bill Medicare for these tests when we perform them on specimens collected from hospital outpatients and meet the conditions set forth in CMS's revised billing rules.

This change does not apply to tests performed on specimens collected from hospital inpatients. We will continue to bill hospitals for tests performed on specimens collected from hospital inpatients when the test was ordered less than 14 days after the date of discharge.

In the CY 2020 Hospital Outpatient Prospective Payment System Proposed Rule, CMS solicited comments on potential revisions to these billing rules that could have impacted our ability to bill Medicare directly for our Decipher Prostate, Afirma and Decipher Bladder classifiers, as well as for Prosigna, when performed on specimens collected from hospital outpatients. Although these changes were not finalized, if CMS makes similar changes in the future, it could negatively impact our business.

In addition, we must maintain CLIA compliance and certification to sell our tests and be eligible to bill for diagnostic services provided to Medicare beneficiaries.

If the FDA or foreign authorities regulate those of our tests that they do not currently regulate, we could incur substantial costs and delays associated with trying to obtain premarket clearance, approval or certification.

Clinical laboratory tests have long been subject to comprehensive regulations under CLIA, as well as by applicable state laws. Most clinical diagnostic tests developed and run within a single CLIA-certified clinical laboratory are known as laboratory developed tests or LDTs. While the FDA has historically maintained its authority to regulate LDTs as devices, it has generally exercised enforcement discretion, meaning that it has not required premarket review, quality system/current Good Manufacturing Practice regulations, and other applicable medical device requirements for LDT developers and users. Certain reagents, instruments, software or components manufactured and sold by third parties and used by their customers to manufacture or perform diagnostic tests may be subject to regulation under certain circumstances. We believe that our Decipher Prostate, Afirma and Decipher Bladder classifiers, have been developed and are performed in a manner consistent with the FDA's enforcement discretion policy concerning LDTs.

In May 2024, the FDA published a final rule to phase out its policy of enforcement discretion over LDTs, and that rule was vacated by a federal district court on March 31, 2025. As part of its current enforcement discretion policy, the FDA could still decide to pursue enforcement action at any time against LDTs that it deems to be violative of its regulations when appropriate.

While there is continued FDA enforcement discretion for our existing LDTs, if the FDA were to determine that Decipher Prostate, Afirma and Decipher Bladder classifiers, or modifications thereof, are not within the scope of the FDA's enforcement discretion policy for LDTs for any reason, including based on rules, regulations, policies or guidance, or due to changes in statute, our existing tests may become subject to extensive FDA requirements, or our business may otherwise be adversely affected and lead to potential adverse effects on our business, prospects, results of operations and financial condition. Furthermore, subject to any changes in regulation, any future Veracyte tests, not currently on market that we later develop and commercialize are likely to be subject to extensive FDA requirements, including potential pre-market review, which may adversely impact our business, prospects, results of operations and financial conditions.

If the FDA or foreign authorities were to require us to seek clearance, approval or certification for our existing LDTs that are not currently cleared, approved, or certified or any of our future products for clinical use, we may not be able to obtain such clearances, approvals or certifications on a timely basis, or at all. If premarket reviews or certifications are required, our business could be negatively impacted if we are required to stop selling our products pending their clearance, approval or certification. In addition, the launch of any new products that we develop or modifications we make to existing products could be delayed by the implementation of FDA or foreign regulations. The cost of complying with premarket review or certification requirements, including obtaining clinical data, could be significant. In addition, any future regulation by the FDA or foreign authorities could subject our business to further regulatory risks and costs.

The FDA has raised potential concerns where companies manufacture and label finished clinical test kits or clinical testing components as "research use only", or RUO, or "investigational use only", or IUO, and either knowingly use them or sell them for use in patient care. The FDA has taken the position that if evidence demonstrates that a product which otherwise meets the definition of a regulated medical device is inappropriately labeled as RUO or IUO, the distribution, sale, or use of the product could violate the misbranding or adulteration provisions of the FDC Act. In the EU, the IVDR expressly provides that products intended for RUO are excluded from the scope of the regulation. A product intended for RUO, without any medical purpose or objective, is therefore not considered as an IVD MD, and is not subject to compliance with the IVDR requirements. If any RUO product is integrated into an IVD MD, it must be fully assessed and documented as part of the device and comply with the IVDR. An RUO product on its own may not be used for clinical diagnostic purposes. Depending on the product in question, other regulations may be applicable to the RUO products. Some of the reagents, instruments, software or components obtained by us from suppliers for use in our products are currently labeled by those suppliers as "RUO" or "IUO". If the FDA or foreign bodies were to determine that any of these reagents, instruments, software or components are improperly labeled as RUO or IUO and undertake enforcement actions, some of our suppliers might cease selling these reagents, instruments, software or components to us or be forced to recall them, and any failure to obtain an acceptable substitute could significantly and adversely affect our business, financial condition and results of operations, including increasing the cost of testing or delaying, limiting or prohibiting the purchase of reagents, instruments, software or components necessary to perform testing. Such actions could also lead the FDA to investigate our purchase and use of supplier products and for the Agency to question whether or not Veracyte has violated the FDC Act, which could have a material adverse affect on our business.

Failure to comply with applicable regulatory requirements of the FDA or foreign authorities could result in enforcement action, including receiving untitled or warning letters, fines, injunctions, or civil or criminal penalties. Any such enforcement action would have a material adverse effect on our business, financial condition and operations.

Obtaining marketing authorization or certification by the FDA and foreign regulatory authorities or notifying regulatory bodies for our diagnostic tests will take significant time and require significant research, development and clinical study expenditures and ultimately may not succeed.

Unless an exemption applies, before we begin to label and market some of our products for use as clinical diagnostics in the United States, we are required to obtain clearance from the FDA by submitting a premarket notification under section 510(k) of the FDC Act or 510(k), or approval from the FDA by submitting a premarket approval, or PMA. Alternatively, we may be able to obtain marketing authorization through a *De Novo* classification process rather than through a PMA for class I or class II devices if the 510(k) pathway is not available. Additionally, we may need to obtain the appropriate marketing clearance, approval, and authorization, as applicable, for any future tests that are offered as LDTs in accordance with the timelines provided in the policies discussed under the heading "If the FDA or other foreign authorities regulate those of our tests that they do not currently regulate, we could incur substantial costs and delays associated with trying to obtain premarket clearance, approval or certification."

The process of obtaining a PMA is a rigorous, costly, lengthy and uncertain process. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical study, manufacturing and labeling data. Even if the 510(k) clearance process is available, the FDA must still determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, in order to clear the proposed device for marketing. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support a substantial equivalence determination. For lower-risk devices that would otherwise automatically be placed into Class III, which require a PMA because no predicate device is available and the devices do not fall within an existing 510(k)-exempt classification, an applicant may submit a de novo request to down classify the device into Class II or Class I, which would not require a PMA. In the de novo process, the FDA must determine that general and special controls are sufficient to provide reasonable assurance of the safety and effectiveness of a device, which is low to moderate risk and has no predicate. In other words, the applicant must justify the "down-classification" to Class I or II for a new product type, and clinical data may be required. For laboratory tests for which FDA clearance, authorization or approval is required, the FDA may also require data to support analytical and clinical validity.

Additionally, FDA guidance has stated that while there may be cases when a companion diagnostic could come to market through the 510(k) pathway, the FDA expects that most companion diagnostics will be Class III devices. It is possible that revenue from a cleared or approved beneficial or complementary IVD diagnostic device may be less than revenue from a cleared or approved IVD companion diagnostic device.

The FDA issued guidance specific to oncology companion diagnostic tests, "Developing and Labeling In vitro Companion Diagnostic Devices for a Specific Group of Oncology Therapeutic Products" in April 2020. The guidance explained that some oncology companion diagnostic tests can be developed in a way that results in labeling for a specific group of oncology therapeutic products, rather than a single therapeutic product. However, there is no assurance that we would be able to obtain clearance or approval for any of our diagnostic devices in development as a companion diagnostic device or that any such clearance or approval will occur without significant delay.

Any medical device product for which we obtain marketing authorization, including any tests that are currently offered as LDTs, would be subject to regulatory requirements that would affect how we are able to market and sell the device. The FDC Act and FDA regulations place considerable requirements on medical devices, including, but not limited to, compliance with the quality management system regulation, or QMSR, establishment registration and product listing with the FDA, and compliance with labeling, marketing, complaint handling, medical device reporting requirements, and reporting certain corrections and removals. Obtaining FDA clearance or approval for diagnostics can be expensive and uncertain, generally may take several months to several years, and generally requires detailed and comprehensive scientific and clinical data, as well as compliance with FDA regulations for investigational devices.

Outside of the 510(k) clearance for our Prosigna test required, we have limited experience in obtaining PMA approval, 510(k) clearance, or De Novo authorization from the FDA and therefore have supplemented and in the future may supplement our operational capabilities to manage the more complex processes needed to obtain and maintain marketing authorization. Notwithstanding the expense, these efforts may never result in FDA clearance or approval. Even if we were to obtain marketing authorization for each of our tests, it may not be for the uses we believe are important or commercially attractive, in which case we would not market our product for those uses.

Sales of our diagnostic tests outside the United States are subject to foreign regulatory requirements governing clinical studies, vigilance reporting, marketing approval, manufacturing, regulatory inspections, product licensing, pricing and reimbursement. These regulatory requirements vary greatly from country to country. As a result, the time required to obtain approvals or certifications outside the United States may differ from that required to obtain FDA marketing authorization, and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. Marketing authorization from the FDA does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by any foreign regulatory authority does not ensure marketing authorization or certifications by regulatory authorities in other countries or by the FDA. Foreign regulatory authorities could require additional testing beyond what the FDA requires. In addition, the FDC Act imposes requirements on the export of medical devices, such as labeling requirements, and foreign governments impose requirements on the import of medical devices from the United States. Failure to comply with these regulatory requirements or to obtain required approvals, clearances, and export certifications could impair our ability to commercialize our diagnostic products outside of the United States.

For instance, all IVD MDs, including our products, placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the IVDR, including the requirement that an IVD MD must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. To demonstrate compliance with the general safety and performance requirements and other IVDR requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification.

As a general rule, demonstration of conformity of IVD MDs with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence.

The EU regulatory landscape concerning medical devices has significantly changed, and the new IVDR governing IVD MDs became applicable on May 26, 2022 (subject to certain transitional provisions meaning that were such transitional provisions apply, the products can continue to be placed on the market under the IVDD for a certain period of time). The new requirements in the IVDR have a significant effect on the way we conduct our business in the EU and the EEA. In particular, substantially more IVDs require the involvement of a notified body to be able to affix a CE Mark to the product, which may lead to delay in being able to place such products on the market.

On April 5, 2017, the IVDR was adopted to establish a modernized and more robust EU legislative framework, with the aim of ensuring better protection of public health and patient safety. Unlike directives, the IVDR does not need to be transposed into national law and therefore reduces the risk of discrepancies in interpretation across the different European markets. The IVDR has increased the regulatory requirements applicable to IVD MDs in the EU and requires that we re-classify and obtain new certificates of conformity for our existing CE-marked IVD MDs subject to transitional provisions of the IVDR, meaning that where such transitional provisions apply, the products can continue to be placed on the market under the IVDD for a certain period of time. Currently Prosigna for use on the nCounter Analysis System is our only product that required recertification, which is currently in progress. For many IVD MDs, the manufacturer used to self-declare the conformity of its products with the essential requirements of the IVDD. Under the IVDR, the majority of IVD MDs now require the intervention of a notified body for conformity assessment depending on the new device classification. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. Depending on the applicable conformity assessment procedure, which is primarily determined by the device's (risk) classification, the notified body may review the technical documentation, assess the manufacturer's quality management system and/or carry out additional assessments. If satisfied that the relevant product complies with the IVDR, then the notified body issues a certificate of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. Complying with the stricter regulatory requirements of the IVDR, including with respect to clinical evaluation requirements, quality systems, and post-market surveillance, may require us to incur significant expenditures. If we fail to remain in compliance with applicable EU laws, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EU and European Economic Area, or EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland), and any other regions that tie their product registrations or regulations to the EU requirements.

The IVDR is not implemented in Great Britain. Since January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, has become the sovereign regulatory authority responsible for the Great Britain medical device market according to the requirements provided in the Medical Devices Regulations 2002 (SI 2002 No 618, as amended). The UK regulation implemented the three pre-existing EU directives, including the IVDD. Regulations require medical devices to be registered with the MHRA before being placed on the Great Britain market. See "Regulation" in Item 1 of Part I. The MHRA only registers devices where the manufacturer or their UK Responsible Person has a registered place of business in the UK. Manufacturers based outside the UK need to appoint a UK Responsible Person that has a registered place of business in the UK to register devices with the MHRA. Additionally, in Great Britain, all medical devices will require a UK Conformity Assessed, or UKCA, mark but CE marks (IVDD self-certified or IVDR issued by EU notified regulatory bodies, subject to validity of the certificate in the EU) will remain valid until June 30, 2030. Manufacturers may choose to use the UKCA mark on a voluntary basis until June 30, 2030.

The rules for placing medical devices on the Northern Ireland market differ from those in Great Britain, and the IVDR will apply in Northern Ireland. Under the terms of the Northern Ireland Protocol of the Withdrawal Agreement between the EU and UK, Northern Ireland follows EU rules on medical devices, including the IVDR when applicable. Therefore, devices marketed in Northern Ireland will require assessment according to the EU regulatory regime. Such assessment may be conducted by an EU notified body, in which case a CE mark is required before placing the device on the market in the EU or Northern Ireland. Alternatively, if a UK notified body conducts such assessment, a 'UKNI' mark is applied and the device may only be placed on the market in Northern Ireland and not the EU.

A mutual recognition agreement, or MRA, aligning IVD regulations between the European Union and Switzerland expired following the IVDR's May 26, 2022 date of application, impacting certification and authorized representation requirements for manufacturers. The Swiss government has issued its own Ordinance on In Vitro Diagnostic Medical Devices, or IvDO. The Swiss regulation aligns closely with the IVDR in terms of requirements for manufacturers, and follows the

IVDR's transitional timelines regarding compliance deadlines according to IVD risk classifications as well as designations of Swiss Authorized Representatives.

These modifications may have an effect on the way we intend to conduct our business in these countries. The process of obtaining approval or clearance from the FDA or foreign regulatory authorities for our future tests or with respect to enhancements or modifications to existing products, could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to products or result in limitations on the indicated uses of products. There can be no assurance that we will receive the required approvals, clearances or certifications for any new products or for modifications to our existing products on a timely basis or that any approval, clearance or certification will not be subsequently withdrawn or conditioned upon extensive post-market study requirements. Moreover, even if we receive FDA clearance or approval or certification from foreign bodies of new products or modifications to existing products, we will be required to comply with extensive regulations relating to the development, distribution, marketing, manufacture, adverse event reporting, recordkeeping, import and export of such products, among others, which may substantially increase our operating costs and have a material impact on our business, profits and results of operations. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions. Occurrence of any of the foregoing could harm our reputation, business, financial condition, results of operations and prospects.

If we are unable to obtain marketing authorizations or certifications, approvals, clearances or certifications to market Prosigna or our other IVD assays or if regulatory limitations are placed on our diagnostic kit products, our business and growth will be harmed.

While the FDA has cleared the Prosigna test for marketing in the United States, and Prosigna is CE marked, which currently permits us to market the test in the EU, and Prosigna has received marketing authorizations in selected other jurisdictions, we intend to seek regulatory authorizations or certifications for Prosigna in other jurisdictions and for IVD tests focused on other indications. We cannot guarantee that the regulatory authorization or certification for Prosigna or other tests will be granted or, if granted, will not be revoked, which could adversely impact our business, financial condition, and operations.

In addition, pursuant to our collaborations with pharmaceutical companies for the development of companion diagnostic tests for use with their drugs, we are sometimes responsible for obtaining regulatory authorizations or certifications to use the companion diagnostic tests in clinical studies as well as the authorizations or certifications to sell the companion diagnostic tests following completion of such studies. Some of the compensation we expect to receive pursuant to these collaborations is based on the receipt of authorizations or certifications. Any failure to obtain authorizations or certifications for our diagnostic kits in a particular jurisdiction.

In the EU, the IVDR has introduced a new classification system for companion diagnostics which are now specifically defined as a device which is essential for the safe and effective use of a corresponding medicinal product to: (a) identify, before and/or during treatment, patients who are most likely to benefit from the corresponding medicinal product; or (b) identify, before and/or during treatment, patients likely to be at increased risk of serious adverse reactions as a result of treatment with the corresponding medicinal product. Companion diagnostics have to undergo a conformity assessment by a notified body. Before it can issue a certificate of conformity, the notified body will have to seek a scientific opinion from the European Medicines Agency or the relevant national competent authority on the suitability of the companion diagnostic to the medicinal product concerned.

We are dependent on third-party platform and technology providers to maintain their platforms and technology in accordance with the requirements of applicable regulatory bodies. We cannot assure investors that we will be successful in obtaining or maintaining regulatory clearances, certifications, approvals, or marketing authorizations of our existing or future tests or technology, including nCounter. If we do not obtain or maintain regulatory clearances, certifications, approvals, or marketing authorizations for existing or future diagnostic kit products or technology, or expand future indications for diagnostic purposes, if additional regulatory limitations are placed on our diagnostic kit products or if we fail to successfully commercialize such products, the market potential for our diagnostic kit products would be constrained, and our business and growth prospects related to our IVD strategy would be adversely affected.

We are subject to ongoing and increasingly extensive regulatory requirements, which may be subject to change, and our failure to comply with these requirements could substantially harm our business.

Certain of our products are regulated as IVD MDs, including Prosigna and the nCounter Analysis System. Accordingly, we and certain of our contract manufacturers are subject to ongoing obligations under the International Organization for Standardization, or ISO, the FDC Act and related FDA regulations, and other statutory and regulatory requirements enforced by other government authorities. These may include routine inspections by notified bodies, the FDA, CMS, and other health authorities, of our manufacturing facilities and our records for compliance with standards such as ISO 13485 and the QMSR, which establish extensive requirements for quality assurance and control as well as manufacturing and change control procedures, among other things. These inspections may include the manufacturing facilities of any suppliers. In the event that a supplier fails to maintain compliance with regulatory or our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We are also subject to other regulatory obligations, such as registration of our company offices and facilities and the listing of our devices with the FDA (and similar listings and certifications in certain other countries); continued adverse event and malfunction reporting; reporting certain corrections and removals; and labeling and promotional requirements.

For example, the FDA has recently finalized a rule to revise the QMSR under 21 CFR Part 820 to more closely align with ISO 13485:2016 but that also includes proposed clarifications and additional definitions and requirements. The revised Part 820 is now titled the Quality Management System Regulation, or QMSR, and device manufacturers must comply with the new QMSR by February 2, 2026. The promotional claims we can make for Prosigna in the United States are limited to the indications for use as cleared by the FDA or outside the United States as authorized or certified by the applicable regulatory authority. If we are not able to maintain regulatory compliance, we may not be permitted to market our medical device products and/or may be subject to enforcement actions by the FDA or other governmental authorities such as the issuance of warning or untitled letters, fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution. In addition, we may be subject to similar regulatory regimes of foreign jurisdictions as we continue to commercialize our products in new markets outside of the United States and Europe. Adverse actions in any of these areas could significantly increase our expenses and limit our revenue and profitability.

If we are unable to compete successfully, we may be unable to increase or sustain our revenue and profitability.

We operate in a highly competitive market. Growing understanding of the importance of biomarkers linked with therapy selection, response and early screening is leading to more companies offering services in genomic profiling which may lead to increased competition for our tests.

Our Decipher Prostate test faces competition from Myriad Genetics and MDx Health, which offer genomic testing for prognostic purposes within localized prostate cancer. Traditional methods used by pathologists and clinicians to estimate risk of disease progression also pose competitive threats to our business. In addition, we may face increased competition from companies that combine traditional pathology methods and new technologies such as AI and digital pathology, such as the ArteraAI Prostate Test. Technological development by others may result in our technologies, as well as tests developed using our technologies, becoming obsolete. Our competitors may be able to develop competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time. See "If we are unable to develop products to keep pace with rapid technological, medical and scientific change, our operating results and competitive position could be harmed."

For our Afirma genomic classifier we face competition from companies and academic institutions that use NGS technology or other methods to measure mutational markers such as BRAF and KRAS, along with numerous other mutations. These organizations include Interpace Diagnostics Group, Inc., ThyroSeq (marketed by Sonic Healthcare Limited) and others who are developing new products or technologies that may compete with our tests.

We are not currently aware of a direct competitor offering genomic testing for prognostic purposes that matches the intended use population for the Decipher Bladder test. DNA mutational analysis and traditional clinical methods and nomograms are currently in use by physicians for similar purposes, which have been used for many years and therefore may be difficult to displace or supplement. To compete successfully, we must be able to demonstrate, among other things, that our diagnostic test results are accurate and cost effective.

36

We believe our principal competitor in the breast cancer diagnostics market is Exact Sciences Corporation, which currently commands a substantial majority of the market. Other competitors in the breast cancer diagnostics market include Myriad Genetics, Inc. and Agendia, Inc.

As we expand our portfolio of tests, including into the MRD space, we may also face competition from companies informing treatment decisions such as Natera, Inc., Guardant Health, Inc., Exact Sciences Corporation, Personalis, Myriad Genetics, Neogenomics, Inc., Quest Diagnostics, Billion-To-One, Caris Life Sciences or TempusAI, Inc. However, we believe our primary competition in MRD for MIBC is Natera, Inc. Further, competition could also emerge using alternative samples, such as blood, urine or sputum, as well as tumor naive approaches.

In general, we also face competition from commercial laboratories, such as Laboratory Corporation of America Holdings, Quest Diagnostics, and Sonic Healthcare USA, with strong infrastructure to support the commercialization of diagnostic services. We also face potential competition from companies such as Thermo Fisher Scientific Inc., which has entered the clinical diagnostics market. Other potential competitors include companies that develop diagnostic products, such as Roche Diagnostics, a division of Roche Holding Ltd, Siemens AG and Qiagen N.V.

In addition, competitors may develop their own versions of our solutions in other countries that we may seek to enter where we do not have patents or where our intellectual property rights are not recognized. Additionally, competitors could encourage the use of their solutions by physicians in other countries.

Many of our potential competitors have widespread brand recognition and substantially greater financial, technical and research and development resources, and selling and marketing capabilities than we do. Others may develop products with prices lower than ours that could be viewed by physicians and payers as functionally equivalent to our solutions or offer solutions at prices designed to promote market penetration, which could force us to lower the list price of our solutions and affect our ability to sustain profitability. If we are unable to change clinical practice in a meaningful way or compete successfully against current and future competitors, we may be unable to increase market acceptance and sales of our products, which could prevent us from increasing our revenue or sustaining profitability and could cause the market price of our common stock to decline. As we add new tests, products and services, we will face many of these same competitive risks.

We depend on our senior management team, and the loss of one or more of our executive officers, or any inability to attract and retain highly skilled employees and other key personnel in our highly competitive industry, could adversely affect our business.

Our success depends in part on the skills, experience and performance of members of our executive management team and others in key management positions. We have in the past and may in the future experience changes in our executive management, which may be disruptive to our business. The loss of services of any of these individuals and any executive transitions may impact our ability to implement our business strategy and could have a material adverse effect on our business.

In addition, our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists. We may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among life science businesses. Our success in the development and commercialization of advanced diagnostics requires a significant medical and clinical staff to conduct studies and educate physicians and payers on the merits of our tests in order to achieve adoption and reimbursement. We are in a highly competitive industry to attract and retain this talent, and the labor market in our industry is becoming increasingly competitive. Additionally, our success depends on our ability to attract and retain qualified salespeople.

There can be no assurance that we will be successful in maintaining and growing our business. Additionally, as we increase our sales channels for new tests we commercialize, we may have difficulties recruiting and training additional sales personnel or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our tests.

Our business requires specialized capabilities in reimbursement, billing, and other areas and there may be a shortage of qualified individuals. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that could adversely affect our ability to support our research and development, clinical laboratory, sales and reimbursement, billing and finance efforts. All of our U.S. employees are at will, which means that either we or the employee may terminate their employment at any time. We do not carry key person insurance for any of our employees.

Finally, we rely, in part, on equity awards to compensate and incentivize our employees to drive our further growth. As the equity capital markets have been highly volatile in recent periods and the price of our common stock has declined, certain of our employees' equity awards have lost some or all of their value, which may limit their effectiveness as retention tools, and in the event we fail to retain such employees, may adversely affect our business, results of operations and financial condition.

Billing for our diagnostic tests is complex, and we must dedicate substantial time and resources to the billing process in order to collect cash and be paid.

Billing for clinical laboratory testing services is complex, time-consuming and expensive. Depending on the billing arrangement and applicable law, we bill various payers, including Medicare, commercial insurance companies and patients, all of which have different billing requirements. We generally bill third-party payers for our diagnostic tests and pursue reimbursement on a case-by-case basis where pricing contracts are not in place. To the extent laws or contracts require us to bill patient co-payments or co-insurance, we must also comply with these requirements. We may also face increased risk in our collection efforts, including potential write-offs of accounts receivable and long collection cycles, which could adversely affect our business, results of operations and financial condition including cash collections. Furthermore, third-party payers may reduce or refuse to pay for our tests, with or without notice.

Several factors make the billing process complex, including:

- differences between the list price for our tests and the reimbursement rates of payers;
- compliance with complex federal and state regulations related to billing government payers, such as Medicare and Medicaid, including requirements to have an active CLIA certificate;
- risk of government audits related to billing Medicare and other government payers;
- disputes among payers as to which party is responsible for payment;
- differences in coverage and in information and billing requirements among payers, including the need for prior authorization and/or advanced notification;
- the effect of patient co-payments or co-insurance;
- individual payers may argue technical contract noncompliance and withhold payment;
- challenges obtaining medical records from the ordering providers;
- changes to billing codes used for our tests;
- incorrect or missing billing information; and
- the resources required to manage the billing and claims appeals process.

We use standard industry billing codes, known as CPT codes, to bill for our tests, including cytopathology. Effective January 1, 2021, we began using the new CPT code 81546 to bill for our Afirma classifier. Effective January 1, 2020, we began using CPT code 81542 to bill for Decipher Prostate tests. Effective October 1, 2020, we began using CPT code 0016M to bill for our Decipher Bladder test. See "We depend on a few payers for a significant portion of our revenue; if one or more significant payers stops providing reimbursement or decreases the amount of reimbursement for our tests, our revenue could decline."

The CPT codes assigned to our tests have changed and in the future can change over time. When codes change, there is a risk of an error being made in the claim adjudication process. These errors can occur with claims submission, third-party transmission or in the processing of the claim by the payer. Claim adjudication errors may result in a delay in payment processing or a reduction in the amount of the payment received. Coding changes, therefore, may have an adverse effect on our total revenue.

As we introduce new tests, we will need to add new codes to our billing process as well as our financial reporting systems. Failure or delays in effecting these changes in external billing and internal systems and processes could negatively affect our collection rates, revenue and cost of collecting. Even when we receive a designated CPT code specific to our tests, there can be no assurance that payers will recognize these codes in a timely manner or that the process of transitioning to such a code and updating their billing systems and ours will not result in errors, delays in payments and a related increase in accounts receivable balances.

Correct coding is subject to the coding policies of the American Medical Association CPT Editorial Panel, or AMA CPT. With respect to claims submitted to Medicare and Medicaid, it is also subject to coding policies developed through the National Correct Coding Initiative, or NCCI. Other payers may develop their own payer-specific coding policies. The broader coding policies of the AMA CPT, NCCI, and other payers are subject to change. For instance, the NCCI maintains a Coding Policy Manual, which it updates annually. The NCCI's coding policy changes have and in the future may negatively affect our total revenue and cash flow.

Additionally, our billing activities require us to implement compliance procedures and oversight, train and monitor our employees, challenge coverage and payment denials, assist patients in appealing claims, and undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Payers also conduct external audits to evaluate payments, which adds further complexity to the billing process. If the payer makes an overpayment determination, there is a risk that we may be required to return some portion of prior payments we have received. Additionally, under the ACA, providers and suppliers are generally required to report and return any overpayments received from government payers under the Medicare and Medicaid programs within 60 days of identification. Failure to identify and return such overpayments exposes the provider or supplier to liability under federal false claims laws. These billing complexities, and the related uncertainty in obtaining payment for our tests, could negatively affect our revenue and cash flow, our ability to sustain profitability, and the consistency and comparability of our results of operations.

We rely on third-party providers to transmit claims to payers, and any delay in transmitting claims could have an adverse effect on our revenue.

While we manage the overall processing of claims, we rely on third-party providers to ascertain insurance eligibility, obtain prior authorizations, transmit the actual claims to payers based on the specific payer billing format and process payments from approved claims and submit appeals for denied claims. We have agreements governing the activities of our third-party contractors, however we have limited influence over their actual performance. We have previously experienced delays in prior authorizations and claims processing when our third-party provider made changes to its invoicing system, and again when it did not submit claims to payers within the timeframe we require. If prior authorizations and claims are not submitted to payers on a timely basis or are erroneously submitted, we may experience delays in our ability to process these claims, delays in the receipt of payments from payers, or the denial of claims for lack of timely submission. Additionally, if we choose to or are required to switch to a different provider to handle insurance eligibility, prior authorization or claim submissions, we may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms or in a time frame acceptable to us. Any such delays or denials would have an adverse effect on our revenue and our business.

If our internal sales force is less successful than anticipated, our business expansion plans could suffer and our ability to generate revenue could be diminished.

Our molecular diagnostic tests and products are sold to providers and laboratories by our direct sales team and through distributors in certain countries. If our internal sales force and distributors are not successful or fail to gain traction among our customers, we may not be able to increase market awareness and sales of our molecular diagnostic tests and products. If we fail to establish our molecular diagnostic tests and products in the marketplace, it could have a negative effect on our ability to sell both current and subsequent molecular diagnostic tests and products, thereby hindering the desired expansion of our business.

Developing, commercializing and gaining reimbursement for new products involves a lengthy and complex process, and if we do not achieve our projected development, commercialization and reimbursement goals in the timeframes we announce and expect, our business may suffer, and our stock price may decline.

From time to time, we expect to estimate and publicly announce the anticipated timing of the accomplishment of various clinical and other product development goals. The actual timing of accomplishment of these targets could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot be certain that we will meet our projected targets, and the commercialization of our tests may be delayed or may not occur at all. If we do not meet our publicly announced targets, our stock price may decline, and our business may suffer.

We continually seek to develop enhancements to our test offerings and additional diagnostic tests that requires us to devote considerable resources to research and development. We may face challenges obtaining sufficient numbers of samples to validate a genomic signature for our products. We must provide sufficient clinical and analytical validity, as well as clinical utility studies that meet individual payer evidence requirements to obtain reimbursement. Even after launching new products, we must complete additional studies that meet the clinical evidence required by individual payers to obtain reimbursement.

In order to develop and commercialize diagnostic tests to be run in our CLIA lab, we need to:

- expend significant funds to conduct substantial research and development;
- conduct successful analytical and clinical studies;
- scale our laboratory processes and infrastructure to accommodate new tests; and
- build the commercial, regulatory, and compliance infrastructure to market and sell new products.

Our product development process involves a high degree of risk and may take several years. Our test and product development efforts may fail for many reasons, including:

- failure to identify a genomic signature in biomarker discovery;
- inability to secure sufficient numbers of samples at an acceptable cost and on an acceptable timeframe to conduct analytical and clinical studies;
- failure of analytical validation studies; or
- failure of clinical validation or clinical utility studies to support the effectiveness of the test.

Typically, few research and development projects result in commercial products, and success in early clinical studies often is not replicated in later studies. At any point, we may abandon development of a product candidate, or we may be required to expend considerable resources repeating clinical studies, which would adversely affect the timing for generating potential revenue from a new product and our ability to invest in other products in our pipeline. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study or if we fail to sufficiently demonstrate analytical validity, we might choose to abandon the development of the product, which could harm our business. If a clinical utility study fails to demonstrate the value of a particular test, we may not be able to obtain reimbursement for the test. In addition, competitors may develop and commercialize competing products or technologies faster than us or at a lower cost.

If we are unable to develop products to keep pace with rapid technological, medical and scientific change, our operating results and competitive position could be harmed.

In recent years, there have been numerous advances in technologies relating to diagnostics, particularly diagnostics that are based on genomic information. These advances require us to continuously develop our technology and to work to develop new solutions to keep pace with evolving standards of care. Our solutions could become obsolete unless we continually innovate and expand our product offerings to include new clinical applications. A significant aspect of our business is our investment in development activities, including activities related to the development of new tests and modifications and enhancements to our current tests, including the ongoing development of our LDT and IVD strategies, such as MRD and Prosigna LDT. If we are unable to respond timely to technological, medical and scientific advances or develop new products or to demonstrate the applicability of our products for other diseases, our sales could decline, and our competitive position could be harmed.

Complying with numerous statutes and regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

Our operations are subject to other extensive federal, state, local, and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among others:

- HIPAA, which established comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardized electronic transactions, and amendments made to those standards in 2013 pursuant to the HITECH Act, which strengthened and expanded HIPAA privacy and security compliance requirements, increased penalties for violators, extended enforcement authority to state attorneys general, and imposed new requirements for breach notification;
- Medicare billing and payment regulations applicable to clinical laboratories, including requirements to have an active CLIA certificate;

- the Federal Anti-kickback Statute (and state equivalents), which prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal healthcare program;

- the Eliminating Kickbacks in Recovery Act of 2018, which prohibits the solicitation, receipt, payment or offering of any remuneration in return for referring a patient or patronage to a recovery home, clinical treatment facility, or laboratory for services covered by both government and private payers;

- the Federal Physician Self-Referral Law (or the "Stark law" and state equivalents), which prohibits a physician from making a referral for certain designated health services covered by the Medicare program, including laboratory and pathology services, if the physician or an immediate family member has a financial relationship with the entity providing the designated health services, unless the financial relationship falls within an applicable exception to the prohibition;

- the Federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

- the Federal False Claims Act, which imposes liability on any person or entity who knowingly presents, or causes to be presented, a false, fictitious, or fraudulent claim for payment to the federal government;

- the Physician Payments Sunshine Act, enacted as part of the ACA, which imposes annual reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them and in some cases their distributors to covered recipients, including physicians, as defined by such law, teaching hospitals, and certain healthcare providers as well as ownership or investment interests that physicians or physicians' immediate family members hold with the reporting entity;

- other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, fee-splitting restrictions, prohibitions on the provision of products at no or discounted cost to induce physician or patient adoption, and false claims acts, which may extend to services reimbursable by any third-party payer, including private insurers;

- the prohibition on reassignment of Medicare claims, which, subject to certain exceptions, precludes the reassignment of Medicare claims to any other party;

- the Protecting Access to Medicare Act of 2014, which requires us to report private payer rates and test volumes for specific CPT codes on a triennial basis and imposes penalties for failures to report, omissions, or misrepresentations;

- the No Surprises Act, which prohibits an out-of-network provider from billing a patient at an amount in excess of the in-network cost sharing for services furnished with respect to a visit at certain in-network healthcare facilities, as well as various state laws restricting balance billing of patients;

- the rules regarding billing for diagnostic tests reimbursable by the Medicare program, which prohibit a physician or other supplier from marking up the price of the technical component or professional component of a diagnostic test ordered by the physician or other supplier and supervised or performed by a physician who does not "share a practice" with the billing physician or supplier;

- state laws that prohibit other specified practices related to billing such as billing physicians for testing that they order, waiving co-insurance, co-payments, deductibles, and other amounts owed by patients, and billing a state Medicaid program at a price that is higher than what is charged to other payers;

- the Foreign Corrupt Practices Act of 1977, and other similar anti-bribery and anti-corruption laws, which apply to our business activities;

- in California, the Private Attorneys General Act, or PAGA, which empowers employees to bring representative actions for alleged violations of the California Labor Code. As a California-based employer, we face heightened legal and financial exposure under PAGA, including exposure related to scale and complexity of class actions, statutory PAGA penalties, and compliance and defense burden of such claims;

- unclaimed property (escheat) laws and regulations, which may require us to turn over to governmental authorities the property of others held by us that has been unclaimed for a specified period of time;

- enforcing our intellectual property rights; and

- foreign laws and regulations equivalent to the above.

We have adopted policies and procedures designed to comply with applicable laws and regulations. In the ordinary course of our business, we conduct internal reviews of our compliance with these laws. Our compliance with some of these laws and regulations is also subject to governmental review. The growth of our business, sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position.

In recent years U.S. Attorneys' Offices have increased scrutiny of the healthcare industry, as have Congress, the Department of Justice, the Department of Health and Human Services' Office of the Inspector General and the Department of Defense. These bodies have issued subpoenas and other requests for information to conduct investigations of, and commenced civil and criminal actions against, healthcare companies based on financial arrangements with health-care providers (including physicians and labs), regulatory compliance, product promotional practices and documentation, and coding and billing practices. Whistleblowers have filed numerous qui tam lawsuits against healthcare companies under the federal and state False Claims Acts in recent years, in part because the whistleblower can receive a portion of the government's recovery under such suits. The scope for whistleblower rewards expanded in 2024 under the Department of Justice's Corporate Whistleblower Awards Pilot Program, which allows a whistleblower to potentially receive an award for reporting healthcare fraud schemes targeting private insurers not subject to qui tam recovery under the False Claims Act.

Several EU member states have adopted specific anti-gift-type statutory restrictions or regulated payments and transfers of values to healthcare professionals and entities, which further limits commercial practices for medical devices (including IVD MDs). Additionally, several EU member states have adopted national "Sunshine Acts" which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies, and it is difficult to ensure that all our employees, agents, contractors, vendors, licensees, partners or collaborators will comply, or have historically complied, with all applicable laws and regulations. If one or more such agencies alleges that we may be in violation of any of these requirements, regardless of the outcome, it could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations and other commercial third-party payers. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to applicable penalties associated with the violation, including civil and criminal penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we use hazardous materials in a manner that causes contamination, infection or injury, we could be liable for resulting damages.

Our operations generate or require the use of regulated hazardous materials and biohazardous waste, including chemicals, biological agents, compounds and human samples. We are subject to federal, state and local laws, rules and regulations governing the use, discharge, storage, handling and disposal of biological material, chemicals and waste. We cannot eliminate the risk of accidental contamination, infection or injury to employees or third parties from the use, storage, handling or disposal of these materials. We rely on qualified licensed service providers for the disposal of these materials, and any mishandling could result in liability. In the event of contamination, infection or injury, we could be held liable for any resulting damages, remediation costs and any related penalties or fines, and any liability could exceed our resources or any applicable insurance coverage we may have. The cost of compliance with these laws and regulations may become significant, and our failure to comply may result in substantial fines or other business or reputational consequences, any of which could negatively affect our operating results.

Aspects of our international business expose us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our business strategy currently includes international presence and expansion in select countries and may include developing and maintaining physician outreach and education capabilities outside of the United States, establishing agreements with laboratories, and expanding our relationships with international payers. For example, in 2024, we acquired C2i, an oncology diagnostics company based in Tel Aviv, Israel, with global operations. Doing business internationally involves a number of risks, including:

- multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
- potential disruptions to the development and launch of additional products or services as a result of having technology and research and development operations in Israel, including disruptions related to maintaining key research and development employees in Israel and the potential impact of the escalating hostilities in the Middle East on operations and business continuity as well as Company personnel who are performing, or on reserve to perform, military services as a result of such conflict;
- failure by us to obtain regulatory approvals, authorizations, or certifications where required for the use of our solutions in various countries;
- complexities associated with managing multiple payer reimbursement regimes, rebate requirements, government payers or patient self-pay systems, including payers mandating additional evidence requirements for reimbursement consideration;
- disagreements, challenges, work stoppage, labor shortages, strikes or other labor unrest, and litigation;
- logistics and regulations associated with shipping tissue samples, including infrastructure conditions and transportation delays;
- challenges associated with establishing laboratory partners, including proper sample collection techniques, management of supplies, sample logistics, billing and promotional activities;
- difficulties in staffing and managing foreign operations;
- limits on our ability to penetrate international markets if we are not able to process tests locally;
- financial risks, such as longer payment cycles, difficulty in collecting from payers, the effect of local and regional financial crises, and exposure to foreign currency exchange rate fluctuations;
- changes in international trade policies, including tariffs, sanctions, or other import or export restrictions;
- natural disasters, political and economic instability, including wars, terrorism, political unrest and other regional conflicts, outbreak of disease, including pandemics, boycotts, curtailment of trade and other business restrictions (including as a direct or indirect result of the conflict in Ukraine); and
- regulatory and compliance risks that relate to maintaining accurate information and control over activities that may fall within the purview of the Foreign Corrupt Practices Act of 1977, including both its books and records provisions and its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

We have operations located in Israel, and conflict in the Middle East and any additional escalations of hostilities may cause interruption or suspension of this site without warning, or otherwise negatively impact the global economy or our business.

As part of the C2i Acquisition, we acquired assets and employees based in Israel. As of December 31, 2025, the conflicts in the Middle East have not impacted our operations. Although a ceasefire has been in place since October 2025, the situation remains volatile. The short and long-term implications of the Israel-Hamas war remains difficult to predict at this time, including the intensity, duration, and expansion of the war in other regions in the Middle East. The conflict has the potential to disrupt operations and business continuity, including physical damage or impaired access to Company facilities, offices, or technology and disruptions in access to electricity, gasoline, or water, as well as potential impact on our key employees located in Israel, such as the mobilization of employees who are members of the Israeli military reserves to active duty, disrupted communication with employees and restrictions on movement in areas subject to armed conflict. Additionally, a prolonged conflict may impact the global economy and result in, among other things, increased inflation, supply chain shortages and declines in economic growth. The war may also have the effect of heightening other risks to our business including, but not limited to, adverse effects on macroeconomic conditions, including inflation; disruptions to our global technology infrastructure, including through cyberattack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; disruptions in global supply chains; and constraints, volatility, or disruption in the capital markets, any of which could have a material adverse effect on our business and financial condition.

Our reliance on distributors for sales of our products outside of the United States, and on clinical laboratories for delivery of Prosigna testing services, could limit or prevent us from selling our products and impact our revenue.

We are a party to distribution agreements for the Prosigna IVD test kit in Europe, Asia and Latin America. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations or may choose to favor marketing the products of our competitors. If current or future distributors do not perform adequately, or we are unable to enter into effective arrangements with distributors in particular geographic areas, we may not realize long-term international revenue growth. In addition, we do not provide testing services directly for the Prosigna IVD test kit and thus we are reliant on clinical laboratories to offer Prosigna testing services. These clinical laboratories may take longer than anticipated to begin offering Prosigna testing services. Furthermore, we intend to contract with additional clinical laboratories to offer Prosigna testing services, including physician-owned laboratories, and we may be unsuccessful in attracting and contracting with these new clinical laboratory providers. If current or future Prosigna testing service providers do not perform adequately, or we are unable to enter into contracts with more clinical laboratories to provide Prosigna testing services, we may not be successful in growing sales of Prosigna as a distributed kit and our future revenue prospects may be adversely affected.

Errors or defects in our products or services could harm our reputation, decrease market acceptance of our products or services or expose us to product liability claims, and we could face substantial liabilities that exceed our resources.

We have created and are continuing to create new tests, products and services, many of which are initially based on novel technologies. Our tests and products may contain undetected errors or defects that are not identified until after they are first introduced to the market. As all of our tests, products and services progress, we or others may determine that we made unintended scientific or technological mistakes or omissions. Furthermore, the testing processes utilize a number of complex and sophisticated biochemical, informatics, optical and mechanical processes, many of which are highly sensitive to external factors and variation between testing runs. Refinements to our processes may initially result in unanticipated issues that reduce efficiency or increase variability. In particular, sequencing, which is a key component of these processes, could be inefficient with higher-than-expected variability. This could increase total sequencing costs and reduce the number of samples we can process in a given time period, which may negatively impact customer turnaround time. Additionally, our laboratory operations could result in any number of errors or defects. Our quality assurance system or product development processes may fail to prevent us from inadvertent problems with samples, sample quality, lab processes including sequencing, software, data upload or analysis, raw materials, reagent manufacturing, assay quality or design, or other components or processes. Moreover, our assays may have quality or design errors, and we may have inadequate procedures or instrumentation to process samples, assemble our proprietary primer mixes and commercial materials, upload and analyze data, or otherwise conduct our laboratory operations. Additionally, the marketing, sale and use of our current or future tests could lead to product liability claims if someone were to allege that the tests failed to perform as they were designed or marketed. We may also be subject to liability for errors in the results we provide to physicians or for a misunderstanding of, or inappropriate reliance upon, the information we provide. Our Afirma classifiers are performed on FNA samples that are diagnosed as indeterminate by standard cytopathology review. We report results as benign or suspicious to the prescribing physician. Under certain circumstances, we might report a result as benign that later proves to have been malignant. This could be the result of the physician having poor nodule sampling in collecting the FNA, performing the FNA on a different nodule than the one that is malignant or failure of the classifier to perform as intended. We may also be subject to similar types of claims related to our Decipher Prostate, Prosigna, and Decipher Bladder tests, as well as tests we may develop or acquire in the future, including MRD.

Additionally, with respect to the manufacturing of our IVD test kits, we have addressed and must continue to address any quality issues associated with our products, including in our engineering, design, manufacturing and delivery processes, as well as issues with third-party raw materials or components included in our products or with third-party contract manufacturers. Furthermore, quality and performance issues may increase as we continue to introduce new tests and rapidly scale up manufacturing to meet demand. Although we have established internal procedures to minimize risks that may arise from product quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities.

Any of the foregoing defects or errors could harm our reputation, decrease market acceptance of our products or services or expose us to product liability claims. A product liability or errors and omissions liability claim could further result in substantial damages and be costly and time-consuming for us to defend. Although we maintain product liability and errors and omissions insurance, we cannot assure that our insurance would fully protect us from the financial impact of defending against these types of claims or any judgments, fines or settlement costs arising out of any such claims. Any product liability or errors and omissions liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, decrease market acceptance of our products or cause us to recall or suspend sales of our products and solutions. The occurrence of any of these events could have an adverse effect on our business and results of operations.

Issues relating to the use of AI and machine learning in our offerings could adversely affect our business and operating results.

We continue to integrate AI and machine learning to detect pathology features and support genomic variant identification. Issues relating to the use of new and evolving technologies such as AI and machine learning may cause us to experience brand or reputational harm, competitive harm, legal liability, financial losses, and new or enhanced governmental or regulatory scrutiny. Furthermore, we may incur additional costs to resolve such issues if they arise. As with many innovations, AI presents risks and challenges that could undermine or slow its adoption, and therefore harm our business. For example, perceived or actual technical, legal, regulatory, compliance, privacy, security, ethical (including algorithmic bias) or other issues relating to the use of AI may cause public confidence in AI to be undermined, which could slow our customers' adoption of our products and services that use AI. In addition, litigation or government regulation related to the use of AI may also adversely impact our and others' abilities to develop and offer products that use AI, as well as increase the cost and complexity of doing so. Developing, testing and deploying AI components in our product offerings may also increase the cost profile of our product offerings due to the nature of the computing costs involved in such AI systems, which could impact our product margin and adversely affect our business and operating results. Further, market demand and acceptance of AI technologies are uncertain, and we may be unsuccessful in our product development efforts.

Security breaches, loss of data and other disruptions to our or our third-party service providers' data systems could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including legally protected health information, other personally identifiable information, credit card information, intellectual property, and our proprietary business and financial information. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. We face a number of risks related to our protection of, and our service providers' protection of, this critical information, including loss of access, blocked access, inappropriate disclosure and inappropriate access, as well as risks associated with our ability to identify and audit such events. For example, cyberattacks, security breaches, computer viruses, malware and other incidents could cause misappropriation, loss or other unauthorized disclosure of confidential data, materials or information, including those concerning our customers and employees. Furthermore, system failures or outages could compromise our ability to protect sensitive information and prevent business interference, which could harm our ability to conduct business, delay our financial reporting, result in the loss of customers or harm our reputation. Such failures could materially adversely affect our operating results and financial condition.

The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers, viruses, malware or otherwise breached due to employee error, malfeasance or other activities. Increasingly complex methods have been used in cyberattacks, including ransomware, phishing, structured query language injections, social engineering schemes, distributed denial-of-service attacks, or other emerging technologies, such as advanced forms of AI and quantum computing, and we may be unable to anticipate these techniques or implement adequate preventative measures. In addition, threat actors are increasingly using artificial intelligence and machine learning tools to increase the speed, scale and sophistication of cyberattacks, which may make such attacks more difficult to detect and defend against. The risk of a security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our information technology systems and those of our third-party providers, strategic partners and other contractors, subcontractors or consultants are also vulnerable to attack and damage or interruption from telecommunications or network failures, natural disasters, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. As a result of the continued hybrid working environment, we and our third-party service providers and partners may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.

While we are not currently aware of any cybersecurity incidents having occurred that has materially affected us, we and certain of our third-party service providers have been from time to time subject to cyberattacks and security incidents, including several of the types of attacks noted above. Further, the techniques used in cybersecurity attacks or breaches change frequently and often are not recognized until launched against a target. Consequently, we may experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We can provide no assurance that we or our vendors will be able to detect, prevent or contain the effects of such attacks or other information security risks or threats in the future.

If such a cybersecurity event was to occur, our networks could be compromised and the information we store on those networks could potentially be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability, and penalties under federal, state, and international laws and regulations that protect the privacy and security of personal information, such as the HIPAA regulations and the EU General Data Protection Regulation, or GDPR. See "Risks associated with data privacy issues, including evolving laws, regulations and associated compliance efforts, may adversely impact our business and financial results." Unauthorized access, loss or dissemination of such data also could disrupt our operations, including our ability to process tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process, and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business, any of which could adversely affect our business, including by materially damaging our reputation.

Risks associated with data privacy issues, including evolving laws, regulations and associated compliance efforts, may adversely impact our business and financial results.

Legislation in various countries around the world with regard to cybersecurity, artificial intelligence, privacy and data protection is rapidly expanding and creating a complex compliance environment. We are subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation.

The GDPR applies to our activities conducted from an establishment in the EU or related to products and services that we offer to EU users. The GDPR imposes compliance obligations applicable to our business, including accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and to disclose to data subjects how their personal data is to be used, protected, and shared; imposes limitations on retention of personal data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Continued compliance with these obligations could cause us to change our business practices, and we risk financial penalties for noncompliance (including possible fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements). In addition, the GDPR prohibits the transfer of personal data from the EEA to other jurisdictions that the European Commission does not recognize as having "adequate" data protection laws unless a data-protective transfer mechanism has been put in place. On July 16, 2020, the CJEU issued a decision undermining the validity of the data-protective transfer mechanisms previously relied on, creating widespread uncertainty about compliance with the GDPR rules on data transfers to non-"adequate" jurisdictions which, at that time, included the United States. The European Commission announced in July 2023 that it had adopted a new adequacy decision with respect to the United States under a new regulatory structure known as the EU-US Data Privacy Framework. Although the EU-US Data Privacy Framework potentially provides additional regulatory certainty regarding data transfers from the EU to the U.S., it may still be challenged before the CJEU. In addition, the EU-US Data Privacy Framework is not automatically available to all companies, but instead requires a company to meet certain jurisdictional and procedural requirements in order to get the benefit of utilizing such framework as a data-protective transfer mechanism.

Additionally, while the CJEU generally confirmed the validity of the European Commission-approved SCCs as a personal data-protective transfer mechanism, it made clear that reliance on the SCCs alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. In response to the CJEU decision, the European Commission has published revised SCCs, which we implemented in advance of the December 27, 2022 deadline. The revised SCCs are not to be relied on for data transfers to non-EEA entities subject to the

GDPR, and we are waiting for further guidance on valid mechanisms for data transfers from the EEA to such entities. As a result, we may have to make certain operational changes, and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

Following the United Kingdom's withdrawal from the EEA and the EU, and the expiry of the transition period, companies processing the information of EU data subjects are now required to comply with both the GDPR and the GDPR as incorporated into United Kingdom national law, or UK GPDR. Under the UK GDPR, the Information Commissioner has the ability to separately fine up to the greater of £17.5 million or 4% of global turnover in certain circumstances. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards, but that decision is currently set to expire in December 2031. In June 2025, a new Data Use and Access Bill was passed by the parliament of the United Kingdom and received royal assent, becoming the Data (Use and Access) Act 2025, or the UK Act. The UK Act may have the effect of further altering the similarities between the United Kingdom and the EEA data protection regimes. These developments may lead to additional costs and increase our overall risk exposure.

In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH. Depending on the facts and circumstances, we could be subject to civil and criminal penalties if we obtain, use, or disclose individually identifiable health information that we create, receive, maintain or transmit, including information maintained by a HIPAA-covered entity, in a manner that is not authorized or permitted by HIPAA.

The CCPA established individual privacy rights for California consumers and places increased privacy and data security obligations on entities handling personal information of consumers or households. The CCPA was amended several times after its enactment, most recently by the CPRA, which, as of its effective date of January 1, 2023, gives California residents expanded privacy rights, including the right to opt out of certain personal information sharing, the use of "sensitive personal information," and the use of personal information for automated decision-making or targeted advertising. The CCPA and CPRA provide for civil penalties and a private right of action for data breaches that are expected to increase data breach litigation. The CCPA and CPRA may increase our compliance costs and potential liability , and it remains unclear what, if any, further amendments will be made to this legislation or how it will be interpreted. Following California, several other states, including Colorado, Connecticut, Delaware, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Rhode Island, Tennessee, Texas, Utah, and Virginia have each enacted laws similar to the CCPA/CPRA. The multiple layers of privacy law within the United States could increase our potential liability, increase our compliance costs, and adversely affect our business.

Other countries outside of the United States and Europe have enacted or are considering enacting international data transfer restrictions and laws requiring local data residency and restricting international data transfer, which could increase the cost and complexity of delivering our services and operating our business. For example, Brazil's General Data Protection Law (as amended by Law No. 13,853/2019) contains restrictions on international transfer and heightened requirements on data concerning health, genetic and biometric data. China's Personal Information Protection Law (effective November 2021), together with the Cyberspace Administration of China's Measures on Security Assessment on Cross-border Data Transfer, broadly regulate the processing and international transfer of personal information and impose compliance obligations and penalties comparable to those of the GDPR.

In addition, the interpretation and application of consumer, health-related and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory, and in flux. It is possible that these laws may be interpreted and enforced in a manner that we have not anticipated in designing our practices and compliance policies. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. We may be required to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Furthermore, the C2i Acquisition included acquiring personal data that may originate from, be processed in, or be transferred to and from, Israel, the EU and other jurisdictions. Our ability to process, use and transfer such personal data may be subject to Israel's privacy and data protection laws including but not limited to Basic Law: Human Dignity and Liberty, 5752 -1992; the Protection of Privacy Law, 5741-1981 and the regulations promulgated thereunder, or the PPL, and the guidelines of the Israel Privacy Authority. The PPL was most recently amended in August 2024 and took effect in August 2025 as PPL, 5774-2024. Personal data acquired through the C2i Acquisition may be subject to third-party contractual restrictions, as well as privacy and data protection laws in additional jurisdictions. The additional layers of privacy laws in Israel, additional jurisdictions, and contractual requirements increases the complexity of our global data privacy and data protection compliance obligations and risks. This could increase our potential liability, compliance costs, and may adversely affect our business operations.

As privacy laws, regulations and standards continue to develop and evolve, we will likely need to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/in the United States and other countries outside of the EEA. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or commence enforcement actions, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services and/or the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

If we are unable to protect our intellectual property effectively, our business may be harmed.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

We apply for patents covering our products, services and technologies and uses thereof, as we deem appropriate; however, we may fail to apply for patents on important products, services or technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. Both the patent application process and the process of managing patents can be time consuming and expensive. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all. Even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or may not provide us with any competitive advantages. It is possible that others will design around our current or future patented technologies.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. We cannot predict the breadth of claims that may be allowed in or enforced in our patents or in third-party patents in the United States or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries, including opinions that may affect the patentability of methods for analyzing or comparing nucleic acids.

In particular, the patent positions of companies engaged in the development and commercialization of genomic diagnostic tests, like our current tests and products, may be particularly uncertain. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to certain diagnostic tests and related methods. These decisions state, among other things, that patent claims that recite laws of nature (for example, the relationship between blood levels of certain metabolites and the likelihood that a dosage of a specific drug will be ineffective or cause harm) are not themselves patent eligible subject matter. What constitutes a law of nature is uncertain, and it is possible that certain aspects of genomic diagnostics tests would be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned and licensed patents.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties protecting and defending such rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and diagnostics, which may make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions may result in substantial cost and divert our efforts and attention from other aspects of our business.

In the EU, the Unified Patent Court, or UPC, has jurisdiction over all unitary and certain European patents in those EU member states that have ratified the Agreement on a Unified Patent Court, or UPCA. However, during the transitional period of seven years from June 1, 2023 (which may be extended), European patents fall within the jurisdiction of both the UPC and national courts, unless they have been validly opted out of the jurisdiction of the UPC. After the transitional period, the UPC will have exclusive jurisdiction over European patents that have not been opted out during the transition period. A decision of the UPC has effect across all UPCA ratifying states in which the unitary or European patent is in force and, in the case of revocation, may invalidate the patent in all such states simultaneously. Our patents that are under the jurisdiction of the UPC may be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all EU member states who had ratified the UPCA at the time of the ruling. As the UPC is a new court system, there is only limited precedent for the court, increasing the uncertainty.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. We may not develop additional proprietary products, methods and technologies that are patentable.

In addition to pursuing patents on our technology, we apply for trademark protection on our commercial products; however, we have not registered certain of our trademarks in all of our potential geographic markets. If we apply to register these trademarks, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If some other business in one of these markets already owns a trademark that is confusingly similar to one of our trademarks, we may be prohibited from entering that market under our trademark unless we re-brand our product in that location. Similarly, if we develop a new product line, there is no guarantee that one of our existing trademarks will be available as the brand for that new product line. Under those circumstances, we may incur the cost of developing a new trademark for this new product line.

We also take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements, and intellectual property assignment agreements, with our employees, independent contractors, consultants, academic institutions, corporate partners, and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Further, we cannot be certain that such agreements have been entered into with all relevant parties, or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are required to assert our rights against such parties, it may result in significant cost and distraction.

Monitoring unauthorized disclosure may be difficult, and we may not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it may be expensive and time-consuming, and the outcome may be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.

We may also be subject to claims that our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product may hamper or prevent our ability to commercialize potential products, which could harm our business. Even if we are successful in defending against these claims, litigation may result in substantial costs and be a distraction to management.

Further, competitors may attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. Others may independently develop similar or alternative products and technologies or replicate any of our products and technologies. To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not adequately protect us against competitors' products and methods, our competitive position could be adversely affected, as could our business.

If we are unable to enforce or defend our intellectual property effectively, our business may be harmed.

Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage, and validity of the intellectual property and proprietary rights of others. We may also in the future initiate or become involved in legal proceedings against a third party to enforce a patent covering their tests, products or services. The outcome of such lawsuits, as well as any other litigation or proceeding, is inherently uncertain and might not be favorable to us. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity, scope, and coverage of the intellectual property or other proprietary rights of others, the proceedings may be burdensome and expensive, even if we were to prevail. Any litigation that may be necessary in the future may result in substantial costs and diversion of resources and may have a material adverse effect on our business, operating results or financial condition.

Additionally, our patents may be challenged by third parties, and we may not be successful in defending any challenges made against our patents or patent applications. Any successful third-party challenge to our patents may result in the unenforceability or invalidity of such patents. If we do not prevail in such proceedings, we may lose significant intellectual property protection for our tests, products or services, such that competitors could copy our tests, products or services.

We might not have been the first to make the inventions covered by each of our pending patent applications, and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings, or other post-grant proceedings at the U.S. Patent and Trademark Office, or similar proceedings in patent offices outside of the United States, that could result in substantial cost to us. The outcome of such proceedings can be difficult to predict. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, the patent laws of the United States allow for various post-grant opposition proceedings, and their outcome can be difficult to predict. Furthermore, if third parties bring these proceedings against our patents, we may experience significant costs and management distraction defending our patents.

If we cannot license or maintain rights to use technologies on reasonable terms, our business may suffer.

We license third-party technology in our existing tests, products and services, and in the future, we may continue to license third-party technology to develop or commercialize new tests, products or services. In return for the use of a third-party's technology, we often agree to pay the licensor royalties based on sales of our solutions. Royalties are a component of cost of revenue and affect the margins on our solutions.

Our business may suffer if we are unable to enter into the necessary licenses on acceptable or reasonable terms, or at all. The licensing and acquisition of third-party intellectual property rights is a competitive area, and other companies may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These companies may have a competitive advantage over us due to their size, financial resources and greater commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If platform providers change their fee structure, add fees associated with access to and use of their platform, refuse to grant a license to use the platform, change how we can use the platform, or fail to maintain, support, or secure their platforms in accordance with the requirements of applicable regulatory bodies, we may need to terminate the relationships we have established with such platform providers. Procuring new third-party platform and technology providers may cause disruptions to our business and make it difficult to operate some aspects of our business. Due to certain CPT codes being associated with specific technology platforms, a change in platform may impact our billing activities and reduce our ability to bill for certain CPT codes, which could have an adverse effect on our revenue.

Even if we are able to obtain a license to intellectual property of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us. We also may not have the right to control the preparation, filing and prosecution of patent applications, or to enforce patents licensed to us by third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business, and the licensor may fail to prevent infringement by third parties, or the licensed patents or other rights could be found to be invalid or unenforceable. Furthermore, if any necessary licenses are subsequently terminated, or if the licensors fail to abide by the terms of the license, such events could materially harm our business and results of operations.

We may be involved in litigation related to third party intellectual property, which may be time-intensive and costly and may adversely affect our business, operating results or financial condition.

There is a substantial amount of intellectual property litigation involving liquid biopsy technologies, including assays for detection or quantification of MRD in patients who have had cancer. We have received and may in the future receive notices of claims of direct or indirect infringement or misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. We cannot assure that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or other rights, or the validity of our patents, trademarks or other rights, will not be asserted or prosecuted against us. We are aware of third-party patents and patent applications with claims related to our products, and there may be other relevant third-party patents or patent applications of which we are not aware. We cannot assure that our products do not, or will not, infringe third-party issued patents.

As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets. Third parties may assert that we are employing their proprietary technology without authorization. In addition, our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our products infringes these patents. We may incur substantial costs and divert the attention of our management and technical personnel in defending against any of these claims.

Parties making claims against us may be able to obtain injunctive or other relief, which may block our ability to manufacture, commercialize and sell products, and may result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from manufacturing, commercializing or selling certain products. We may not be able to obtain these licenses on acceptable or reasonable terms, if at all. We may incur substantial costs related to royalty payments for licenses obtained from third parties, which may negatively affect our financial results. See "If we cannot license rights to use technologies on reasonable terms, our business may suffer."

In addition, we may encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses may prevent us from commercializing products, and the prohibition of sale of any of our products may materially affect our business and our ability to gain market acceptance for our products.

With respect to trademarks, infringement litigation or threats of infringement litigation may require us to re-brand our product.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information may be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there may be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it may have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our customers, suppliers, vendors or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We may also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we may incur significant costs and expenses that may adversely affect our business, operating results, or financial condition.

Our ability to use our net operating loss carryforwards may be limited and may result in increased future tax liability to us.

We have incurred net losses in the past and may not sustain our level of profitability in the future. As of December 31, 2025, we had net operating loss, or NOL, carryforwards of approximately $561.9 million, $113.3 million and $298.4 million available to reduce future taxable income, if any, for federal, California and other state income tax purposes, respectively. Of the $561.9 million of U.S. federal net operating loss carryforwards, $57.5 million will begin to expire in 2036 while the remainder will carryforward indefinitely. For state purposes, the net operating losses began to expire in 2028. In addition, as of December 31, 2025, we had foreign net operating loss carryforwards of approximately $65.7 million available to reduce future taxable income, if any, for Canadian income tax purposes. The Canada net operating loss carryforwards will begin to expire in 2034. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Acts, or Tax Act, which was enacted in December 2017, federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited.

To the extent that we generate any taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. We may be limited in the portion of NOL carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes, and federal tax credits to offset federal tax liabilities. Sections 382 and 383 of Internal Revenue Code limit the use of NOLs and tax credits after a cumulative change in corporate ownership of more than 50% occurs within a three-year period. The limitation could prevent a corporation from using some or all its NOL and tax credits before they expire within their normal 20-year lifespan, as it places a formula limit of how much NOL and tax credits a loss corporation can use in a tax year. In the event we have undergone an ownership change under Section 382 of the Internal Revenue Code, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us.

Risks Related to Being a Public Company

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our reported financial information and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal controls on an annual basis. If we have material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We will need to maintain and enhance the systems, processes and documentation necessary to comply with Section 404 of the Sarbanes-Oxley Act as we grow, and we will require additional management and staff resources to do so. Additionally, even if we conclude our internal controls are effective for a given period, we may in the future identify one or more material weaknesses in our internal controls, in which case our management will be unable to conclude that our internal control over financial reporting is effective. We are also required to include an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting annually. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed.

If we are unable to conclude that our internal control over financial reporting is effective, or if our auditors were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common stock to decline. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our reported operating results and harm our reputation. Internal control deficiencies could also result in a restatement of our financial results.

Risks Related to Our Common Stock

Our stock price may be volatile, and you may not be able to sell shares of our common stock at or above the price you paid.

The trading price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

- actual or anticipated variations in our and our competitors' results of operations;

- the ongoing global macroeconomic impacts of volatile interest rates or inflationary pressures;

- announcements by us or our competitors of new products, commercial relationships or capital commitments;

- changes in reimbursement by current or potential payers, including governmental payers;

- issuance of new securities analysts' reports or changed recommendations for our stock;

- fluctuations in our revenue, due in part to the way in which we recognize revenue;

- actual or anticipated changes in regulatory oversight of our products;

- developments or disputes concerning our intellectual property or other proprietary rights;

- commencement of, or our involvement in, litigation;

- announced or completed acquisitions of businesses or technologies by us or our competitors, including the effect of additional equity we or our competitors issue as consideration for such acquisitions;

- instability in the global banking system;

- any major change in our management; and

- general economic conditions, including inflation and changes in interest rates, and slow or negative growth of our markets.

In addition, the stock market in general, and the market for stock of life sciences companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may cause the trading volume of our stock to decrease. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Anti-takeover provisions in our charter documents and under Delaware law could discourage, delay or prevent a change in control and may affect the trading price of our common stock.

Provisions in our restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, up to 5.0 million shares of undesignated preferred stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board, or our chief executive officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

- previously established that our board of directors is divided into three classes, with each class serving staggered three-year terms. However, beginning with our annual meeting of stockholders held in 2024, our board of directors is being declassified over a three-year period. Upon election, each class is now subject to an election for a term of one year expiring at the next succeeding annual meeting of stockholders;

- provide that our directors serving in a class of directors for a term expiring at the third annual meeting of stockholders following the election of such class may be removed only for cause;

- provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum;

- provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended;

- specify that no stockholder is permitted to cumulate votes at any election of directors; and

- require a super-majority of votes for the stockholders to amend certain of the above-mentioned provisions.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 generally prohibits us from engaging in a business combination with an interested stockholder subject to certain exceptions.

We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on any of our capital stock and currently intend to retain any future earnings to fund the growth of our business. We may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our quarterly operating results may fluctuate significantly or may fall below our guidance or the expectations of investors or securities analysts for various reasons, including in response to the way we recognize revenue, our level of profitability and/or the amount of cash we generate, which may cause our stock price to fluctuate or decline.

Our quarterly financial and operating results depend on sales of our products in the markets we operate and are sensitive to a number of factors, including reimbursement, patient and clinician demand, market conditions in the United States and globally, and the prevalence of the indications we seek to address. In addition, we cannot be sure that we will be able to successfully complete development of or commercialize any of our planned future products, or that they will prove to be capable of reliably being used. Before we can successfully develop and commercialize any of our currently planned or other new diagnostic solutions, we will need to:

- conduct substantial research and development;
- obtain the necessary testing samples and related data;
- conduct analytical and clinical validation studies, as well as clinical utility studies;
- expend significant funds;
- expand and scale-up our laboratory processes;
- expand and train our sales force;
- gain acceptance from a large number of ordering clinicians;
- gain acceptance from ordering laboratories; and
- seek and obtain regulatory clearances, approvals or certifications of our new solutions, as required by applicable regulatory bodies.

This process involves a high degree of risk and may take up to several years or more. Our test development and commercialization efforts may be delayed or fail for many reasons, including:

- failure of the test at the research or development stage;
- difficulty in accessing suitable testing samples, especially testing samples with known clinical results;
- lack of analytical and clinical validation data to support the effectiveness of the test, or lack of clinical utility data to support the value of the test;

- delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner;
- failure to obtain or maintain necessary clearances, approvals or certifications to market the test;
- manufacturing constraints due to limited energy supply in Europe or other supply constraints; or
- lack of commercial acceptance by patients, clinicians or third-party payers.

Few research and development projects result in commercial products, and success in early clinical studies often is not replicated in later studies. At any point, we may abandon development of new diagnostic tests, or we may be required to expend considerable resources repeating clinical studies, which would adversely impact the timing for generating potential revenue from those new diagnostic tests. In addition, as we develop tests, we will have to make additional investments in our laboratory operations as well as sales and marketing operations, which may be prematurely or unnecessarily incurred if the commercial launch of a test is abandoned or delayed. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we would likely abandon the development of the test or test feature that was the subject of the clinical study, which could harm our business. If a clinical utility study fails to demonstrate the value of a particular test, we may choose not to commercialize, or we may not be able to obtain reimbursement for, the test.

In addition, we recognize test revenue upon delivery of the patient report to the prescribing physician based on the amount we expect to ultimately realize. We determine the amount we expect to ultimately realize based on payer reimbursement history, contracts, and coverage. Upon ultimate collection, the amount received is compared to the estimates and the amount accrued is adjusted accordingly. We cannot be certain as to when we will receive payment for our diagnostic tests, and we must appeal negative payment decisions, which delays collections. Should judgments underlying estimated reimbursement change or be incorrect at the time we accrued such revenue, our financial results could be negatively impacted in future quarters. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, these fluctuations in revenue may make it difficult for us, for securities analysts and for investors to accurately forecast our revenue and operating results and could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below expectations or our guidance, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock would likely decline.

General Risk Factors

Our operating results may be adversely affected by unfavorable macroeconomic and market conditions.

Our business or financial results may be adversely impacted by uncertain economic conditions, including: regional conflicts globally, turmoil in the global banking and finance system, adverse changes in interest rates, foreign currency exchange rates, tax laws or tax rates; inflation; a recession; the impact of disease outbreak; prolonged government shutdown; geopolitical challenges; trade disputes and other measures that restrict international trade; contraction in the availability of credit in the marketplace due to legislation or other economic conditions, which may potentially impair our ability to access the capital markets on terms acceptable to us or at all; and the effects of government initiatives to manage economic conditions. Many of the countries in which we operate, including the United States and those in Europe, have experienced and continue to experience uncertain economic conditions, including persistent inflation and volatile interest rates, resulting from global as well as local factors. For example, the war in Ukraine and the conflict in the Middle East have caused disruptions of the global supply chain and energy markets, and other ongoing implications of the wars may be difficult to predict and prepare for, including as it relates to our site in Haifa, Israel. The wars as well as actions taken by other countries, including new and stricter sanctions imposed by the United States and the European Union, and other countries and companies and organizations, could adversely affect the global economy and financial markets and thus could affect our business and results of operations, as well as the price of our common stock and our ability to raise additional capital when needed on acceptable terms.

Moreover, we cannot predict how future economic conditions will affect our customers, suppliers and distributors. Any negative impact on our critical customers, suppliers or distributors may also have an adverse impact on our results of operations or financial condition. A severe or prolonged economic downturn, could result in a variety of risks to our business, including weakened demand for our products and services and our ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain our collaborators, possibly resulting in supply disruption, or cause delays in their payments to us. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business and the operations of our laboratories and manufacturing sites are subject to the risk of disruptions caused by pandemics, political events, war, terrorism, earthquakes, fire, power outages, severe weather, floods, and other catastrophic events.

War, terrorism, geopolitical uncertainties, including any developments or consequences of regional conflicts globally or related sanctions, trade restrictions, public health issues, natural disasters and other catastrophic events and the responses thereto may cause damage or disruption to the economy and commerce on a global, regional or country-specific basis, and could disrupt supply or delivery of, or demand for, our products. For example, the COVID-19 outbreak and emergence of variants had a negative effect on consumer confidence and spending, and other impacts, which adversely affected our business.

In addition, we perform all of the Afirma genomic classifier testing at our laboratory in South San Francisco, California, near major earthquake faults known for seismic activity and in a region affected by wildfires. We perform our urology tests in our laboratory in San Diego, California in a region affected by wildfires and seismic activity. Our laboratory in Austin, Texas accepts and stores the majority of our Afirma FNA samples pending transfer to our California laboratory for genomic test processing.

The laboratories and equipment we use to perform our tests would be costly to replace and could require substantial lead time to replace and qualify for use if they became inoperable. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding and power outages, which may lead to delays or render it difficult or impossible for us to perform our testing services for some period of time or to receive and store samples. Repeated or prolonged delays or the inability to perform our tests for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

We are exposed to risks associated with transactions denominated in foreign currency.

Changes in the value of the relevant currencies may affect the cost of certain items required in our operations and contractual agreements. Changes in currency exchange rates may also affect the relative prices at which we are able to sell products in the same market. Our revenue from international customers may also be negatively impacted. For example, as increases in the U.S. dollar relative to our international customers local currency could make our products more expensive, impacting our ability to compete. Most of our European sales are denominated in Euros, and if the U.S. dollar strengthens relative to the Euro, our results of operations may be adversely affected even where our underlying business is performing as anticipated. Our costs of materials from international suppliers may increase if, in order to continue doing business with us, they raise their prices as the value of the U.S. dollar decreases relative to their local currency. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Recent global events and financial conditions have led to a high level of volatility in foreign currency exchange rates and that level of volatility may continue, which could adversely affect our business, financial condition, or results of operations.

We may be unable to raise additional capital on acceptable terms in the future, which could limit our ability to develop and commercialize new solutions and technologies and expand our operations, organically or inorganically.

We expect continued capital expenditures over the next few years as we expand our infrastructure, commercial operations and research and development activities. In addition, we may not be able to sustain our level of profitability and we may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. Further, incurring indebtedness could increasing our vulnerability to general economic downturns, competition and industry conditions; require the dedication of a substantial portion of our cash flow from operations to service our indebtedness; and inhibit our flexibility to plan for, or react to, changes in our business. The occurrence of any one of these events could have an adverse effect on our business, financial condition, operating results or cash flows. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms. These agreements may require that we relinquish or license to a third-party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves, or reserve certain opportunities for future potential arrangements when we might be able to achieve more favorable terms. The trading prices for our common stock and other companies have been highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect our business and the value of our common stock. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives. In addition, we may have to work with a partner on one or more of our products or development programs, which could lower the economic value of those programs to our company.

In 2023, the global banking system experienced turmoil, including the closure of Silicon Valley Bank, or SVB, where we had cash and cash equivalents and short-term investments at SVB or under SVB management. While the closure of SVB did not impact our ability to satisfy our operations and obligations and we have full access to funds that were previously held at SVB, there can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur again in the future. Our ongoing cash management strategy is to maintain diversity in our deposit accounts across financial institutions, but deposits in these institutions may exceed the amount of insurance provided on such deposits and there can be no assurance that this strategy will be successful. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, then our ability to access our cash and cash equivalents and short-term investments may be threatened, which could have a material adverse effect on our business and financial condition. Moreover, events such as the closure of large financial institutions, in addition to other global macroeconomic conditions, may cause further turbulence and uncertainty in the capital markets.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of amounts that have been accrued.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate may be lower or higher than experienced in the past due to numerous factors, including a change in the mix of our revenue from country to country, the establishment or release of valuation allowances against our deferred tax assets, and changes in tax laws. In addition, we have recorded gross unrecognized tax benefits in our consolidated financial statements that, if recognized, would impact our effective tax rate. We are subject to tax audits in various jurisdictions, including the United States, and tax authorities may disagree with certain positions we have taken and assess additional taxes. There can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes could have a material impact on our net income or financial condition. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business and results of operations. We recognize deferred tax assets when the tax benefit is considered to be more likely than not of being realized; otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates based on historical income, projected future income, the expected timing of the reversals of existing temporary differences, the implementation of tax-planning strategies and the application of specific tax laws in each jurisdiction. Changes in these estimates or assumptions, including changes in future profitability or taxable income, could result in the establishment, increase, or reversal of valuation allowances. Given our current earnings, we believe that, within the next 12 months, sufficient positive evidence may become available to allow us to reach a conclusion that a portion of the valuation allowance recorded against the deferred tax assets held may be reversed. A reversal would result in an income tax benefit for the quarterly and annual period in which we determine to release the valuation allowance. The impact of releasing some or all of such valuation allowance in a future period could be material in the period in which such release occurs. However, the exact timing and amount of a valuation allowance release are subject to change on the basis of the level of profitability that we actually achieve. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the deferred tax assets could be impacted.

Impairment in the value of our goodwill or other intangible assets could have a material adverse effect on our operating results and financial condition.

We record goodwill and intangible assets at fair value upon the acquisition of a business. Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if conditions warrant, by comparing the carrying value of a reporting unit to its estimated fair value. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. Declines in operating results, divestitures, sustained market declines and other factors that impact the fair value of our reporting unit could result in an impairment of goodwill or intangible assets and, in turn, a charge to net income. Any such charges could have a material adverse effect on our results of operations or financial condition.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, in connection with adopting and implementing a new revenue recognition standard, *FASB ASC Topic 606, Revenue from Contracts with Customers*, management has made and will continue to make judgments and assumptions based on our interpretation of the new standard. The new revenue recognition standard is principle-based, and interpretation of those principles may vary from company to company based on their unique circumstances. We also adopted a new lease accounting standard, *FASB ASC Topic 842, Leases*, which involved significant judgment and assumptions, including the estimation of incremental borrowing rate used to discount our lease liabilities and the assessment of risks associated with the specific economic environment of our leased assets. It is possible that interpretation, industry practice and guidance may evolve as we work toward implementing these new accounting standards. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of analysts and investors, resulting in a decline in the market price of our common stock.

Our consolidated financial statements are subject to change and if our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. In addition, when we acquire businesses, we make judgments about how best to account for their revenue, assets and liabilities in our consolidated financial statements. These judgments may be based on limited information, estimates and various assumptions, which we may revisit as we more fully integrate such businesses into our company. Critical accounting policies and estimates used in preparing our consolidated financial statements include those related to: revenue recognition; write-down of supplies; the useful lives of property, plant and equipment; the recoverability of long-lived assets; the incremental borrowing rate for leases; the estimation of the fair value of intangible assets and contingent consideration; variable interest entity assessment; impairment of equity investment, at cost; stock options; income tax uncertainties, including a valuation allowance for deferred tax assets; reserve on accounts receivable and contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

Investors' expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is a focus from certain investors, employees, regulators and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance, or ESG, matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. In addition, corporate responsibility criteria with respect to ESG could change, which could result in greater expectations of us and cause us to undertake more costly initiatives to satisfy such new criteria. For example, in 2023, California passed new climate bills governing disclosure of climate house gas emissions data, climate-related financial risks, and details around emissions-related claims and carbon offsets. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate and we may be subject to fines from regulatory authorities and may harm our reputation. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies. If we fail to implement sufficient oversight or accurately capture and disclose on environmental matters, our reputation, business, operating results and financial condition may be materially adversely affected.

Furthermore, if our competitors' corporate social responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, results of operations, and financial condition could be adversely affected. In addition, in recent years "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and the current administration having issued an executive order opposing diversity equity and inclusion ("DEI") initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, patients, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management, or ERM. Our cybersecurity policies, standards, processes and practices continue to be incorporated into our ERM program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, we seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of our overall ERM approach, our cybersecurity program is focused on the following key areas:

Governance: As discussed in more detail under the heading "Governance," the board of directors' oversight of cybersecurity risk management is supported by the Audit Committee of the board of directors, or the Audit Committee, our Chief Information Officer, or CIO, other members of management and relevant management committees as appropriate.

Collaborative Approach: We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Technical Safeguards: We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

Physical Safeguards: We deploy physical safeguards such as facility access control via keycard access and security cameras. In addition, workstation and device security is controlled with proper logging and identity access controls to protect our physical assets.

Administrative Safeguards: We have implemented policies, security standards and procedures to ensure proper user and protection of our assets. We maintain cybersecurity risk insurance coverage to provide financial protection in the event a cybersecurity breach was to occur.

Education and Awareness: We provide regular, mandatory, and ongoing training and reinforcement for personnel regarding cybersecurity threats to help equip our personnel with tools to address such threats, and to communicate our evolving information security policies, standards, processes and practices.

Incident Response and Recovery Planning: We have established and maintain a cybersecurity incident response plan that addresses our response to a cybersecurity incident.

Third-Party Risk Management: We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems that could adversely impact our business in the event of a cybersecurity incident.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a range of activities, including audits, assessments, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures. The results of such assessments, audits and reviews are reported to the Audit Committee and the board of directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

The board of directors, in coordination with the Audit Committee, oversees our management of risks arising from cybersecurity threats. The board of directors and the Audit Committee each receive presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The board of directors and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the board of directors and the Audit Committee discuss our approach to cybersecurity risk management with the members of management, including the CIO.

The Cybersecurity Executive Leadership Team is composed of the CIO, in coordination with our Chief Executive Officer, or CEO, Chief Financial Officer, or CFO, Chief Compliance Officer and General Counsel, or GC. The team works collaboratively across our company to design and implement programs to protect our information systems from cybersecurity threats and to appropriately respond to any cybersecurity incidents in accordance with our cybersecurity incident response plan. To facilitate the success of our cybersecurity risk management program, multidisciplinary teams throughout our company are engaged to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CIO and the Cybersecurity Executive Leadership Team monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Our CIO brings more than 20 years of information and operational leadership experience in the life sciences and technology industries to his role at Veracyte. He holds a B.B.A. and an M.B.A from the University of San Diego. Our VP, Global IT Operations oversees IT operations for all sites globally, and has more than 20 years of experience. He holds an M.S. in Business Technology Management, and a B.S. in Computer Applications and Networks from Coleman University. Our Director of Cybersecurity has over 25 years of experience in enhancing digital security and driving technological innovation. He holds a B.Sc. (Honors) in Computer Information Systems from the National University along with several industry related Cybersecurity certifications.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not, to date, materially affected us, including our business strategy, results of operations or financial condition. If we were to experience a material cybersecurity incident in the future, such incident may have an adverse effect, including on our business operations, operating results, or financial condition. For more information regarding cybersecurity risks that we face and the related potential impacts on our business, see the risk factor titled "Security breaches, loss of data and other disruptions to our or our third-party service providers' data systems could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation."

ITEM 2.   PROPERTIES

We lease office and laboratory facilities in South San Francisco (approximately 65,700 square feet) and San Diego (approximately 50,900 square feet), California; and Austin, Texas (approximately 10,400 square feet). We believe our facilities are in good condition and adequate for their current use. We may expand or improve our current facilities or add additional facilities as appropriate to meet the needs of our operations.

ITEM 3.   LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. We may from time to time become involved in legal proceedings arising in the ordinary course of business.

ITEM 4.   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol "VCYT".

Holders of Record

As of February 20, 2026, there were 15 holders of record of our common stock. Because many of our shares of common stock are held in street name by brokers and other nominees on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our commons stock represented by these holders of record.

Dividend Policy

We have never declared or paid dividends on our common stock and do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, and any other factors deemed relevant by our board of directors. In addition, we may also enter into credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay dividends on our common stock.

Recent Sale of Unregistered Securities and Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Stock Performance Graph

The following information is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing.

The graph below compares the cumulative total stockholder return of our common stock to the Nasdaq Global Market Index and the Nasdaq Biotechnology Index. The graph and table below assume that $100 was invested on the starting date and dividends, if any, were reinvested on the date of payment without payment of any commissions. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of future performance of our common stock.



Comparison of Cumulative Total Stockholder Return

Legend: Veracyte, Inc. — NASDAQ Global Market Index — NASDAQ Biotechnology Index

	December 31, 2020		December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2024		December 31, 2025
Veracyte, Inc.	$	100	$	84	$	48	$	56	$	81	$	86
Nasdaq Global Market Index	$	100	$	121	$	81	$	116	$	150	$	180
Nasdaq Biotechnology Index	$	100	$	100	$	90	$	94	$	93	$	125

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the consolidated financial statements and the related notes included in Item 8 of Part II of this Annual Report on Form 10-K. This discussion and analysis contains certain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth herein under the heading "Forward-Looking Statements and Market Data" and in the section entitled "Risk Factors" in Part I, Item 1A of this report, and in the other documents we file with the Securities and Exchange Commission. Historical results are not necessarily indicative of future results.

Overview

We are a global diagnostics company that empowers clinicians with the high-value insights they need to guide and assure patients at pivotal moments in the race to diagnose and treat cancer. Our high-performing tests enable clinicians to make more confident diagnostic, prognostic and predictive treatment decisions. Insights from these tests help patients avoid unnecessary procedures and interventions and accelerate time to appropriate treatment, thereby improving outcomes for patients across our global markets.

In the United States, we currently offer tests in prostate cancer (Decipher Prostate), thyroid cancer (Afirma), breast cancer (Prosigna) and bladder cancer (Decipher Bladder). In addition, we are planning to offer our Prosigna test for breast cancer as an LDT in 2026.

We serve global markets with two complementary models. In the United States, we offer LDTs through our centralized CLIA certified laboratories in South San Francisco and San Diego, California, supported by our cytopathology expertise in Austin, Texas. Additionally, outside of the United States, we provide IVD tests to patients through distribution to laboratories and hospitals that can perform the tests locally. Our international distribution of IVDs is currently focused on our Prosigna test and, in the future, we intend to offer Decipher Prostate as an IVD test. We believe our broad menu of advanced diagnostic tests, combined with our ability to deliver them globally, differentiates us in the diagnostics industry.

We are aiming to expand our role across the cancer continuum with the addition of our minimal residual disease, or MRD platform, TrueMRD, and our assays. This will broaden our portfolio of tests to help monitor the success of a therapeutic or surgical intervention and support the determination of the best course of action for each patient.

Macroeconomic Factors

Recent macroeconomic factors, such as interest rate fluctuations and inflation in the United States and other markets, evolving international trade policies and government actions relating to tariffs, as well as volatility in the global banking and finance systems, geopolitical challenges and other measures that restrict international trade, have resulted in volatility in the capital and credit markets globally. Moreover, the continued fluctuation and reduced valuation of the U.S. dollar compared to other currencies has impacted and may continue to impact our results of operations. We intend to continue to monitor macroeconomic conditions closely and may determine to take certain financial or operational actions in response to such conditions as appropriate. In addition, regional conflicts like those between Russia and Ukraine and in Israel may adversely impact our business and operating results. Finally, the ongoing conflict in the Middle East and related political, military and security conditions in and around Israel may disrupt our Israel business operations and employees that we acquired through the C2i Acquisition.

The extent of the impact of macroeconomic factors on our future liquidity and operational performance will depend on future developments and their impact on our customers' operations and our sales and renewal cycles. We may also be adversely affected by further changes in central bank policies and fluctuations in interest rates, rates of inflation, and changes in foreign currency exchange rates. See "Risk Factors" for further discussion.

Factors Affecting Our Performance

Reported Total Test Volume

Our performance currently depends on the number of tests that we perform and report as completed in our CLIA-certified laboratories and the number of tests purchased by our customers, which we refer to as our reported total test volume. Factors impacting our reported total test volume include, but are not limited to:

- the number of samples that we receive that meet the medical indication for each test performed;
- the quantity and quality of the sample received;
- receipt of the necessary documentation, such as physician order and patient consent, required to perform, bill and collect for our tests;
- the patient's ability to pay or provide necessary insurance coverage for the tests performed;
- the time it takes us or our customers to perform our tests and report the results, including as a result of supply chain challenges (including quality and supply of single-source reagents and consumables);
- the seasonality inherent in our business, such as the impact of workdays per period, timing of industry conferences and timing of when patient deductibles are exceeded, which also impacts the reimbursement we receive from insurers;
- fluctuations in demand for our product test kits, including as a result of higher average selling prices and overall spending constraints across our industry; and
- our ability to obtain prior authorization or meet other requirements instituted by payers, benefit managers, or regulators necessary to be paid for our tests.

Continued Adoption of and Reimbursement for our Products

Revenue growth depends on our ability to secure coverage decisions, achieve broader reimbursement from third-party payers, obtain prior authorization, expand our base of prescribing physicians and increase our penetration in existing accounts. Because some payers consider our products experimental and investigational, we may not receive payment for tests and payments we receive may not be at acceptable levels. We expect our revenue growth to increase if more payers make a positive coverage decision and as payers enter into contracts with us, which should enhance our revenue and cash collections.

Our sales teams are aligned under our general manager-based structure to focus on specific products and global markets. If we are unable to expand the base of prescribing physicians and penetration within these accounts at an acceptable rate, or if we are not able to execute our strategy for increasing reimbursement and associated collections, we may not be able to effectively increase our revenue. We expect to continue to see pressure from payers to limit the utilization of tests, generally, and we believe more payers are deploying cost containment tactics, such as requiring prior authorization, reduction of the payer portion of reimbursement and employing laboratory benefit managers to reduce utilization rates. Revenue growth also depends on our ability to secure reimbursement from government payers at a reimbursement rate that is consistent with past reimbursement rates. Changes or implementation of government regulations or reimbursement policies, including under the Protecting Access to Medicare Act of 2014, or PAMA, could result in lower reimbursement rates for our tests. Any such reductions could negatively affect our revenues and margins.

Integrating Acquisitions

Revenue growth, operational results and advances to our test offering strategy depend on our ability to integrate any acquisitions into our existing business and effectively scale their operations. The integration of acquired assets and other strategic transactions that we may pursue may impact our revenue growth, increase the cost of operations or may require management resources that otherwise would be available for ongoing development of our existing business.

New Product Development

A significant aspect of our business is our investment in development activities, including activities related to the development of new tests and modifications and enhancements to our current tests, including the ongoing development of our Prosigna LDT, MRD and IVD strategies. In addition to these development activities, we also perform clinical evidence studies which are critical to gaining clinician adoption of our tests, driving favorable coverage decisions by payers, as well as gaining guideline inclusion for such tests.

How We Recognize Revenue

We recognize revenue in accordance with the provisions of ASC 606, *Revenue from Contracts with Customers*, or ASC 606. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied.

Testing Revenue

We generally bill for testing services at the time of test completion, upon delivery of a patient report to the prescribing physician. We recognize revenue based on estimates of the cash amount that will ultimately be collected. In determining the amount to accrue for a delivered test, we consider factors such as payment history, payer coverage, whether there is a reimbursement contract between the payer and us, payment as a percentage of agreed upon rate (if applicable), amount paid per test and any current developments or changes that could impact reimbursement. These estimates require significant judgment by management. Actual results could differ from those estimates and assumptions. Upon ultimate collection, the amount received is compared to previous estimates and the amount accrued is adjusted accordingly.

Generally, cash we receive is collected within 12 months of the date the test is billed. We cannot provide any assurance as to when, if ever, or to what extent, any of these amounts will be collected. Notwithstanding our efforts to obtain payment for these tests, payers may deny our claims, in whole or in part, and we may never receive payment for these tests. Our ability to increase our testing revenue will depend on our ability to penetrate the market, obtain positive coverage policies from additional third-party payers, obtain reimbursement and/or enter into contracts with additional third-party payers for our current and new tests, and increase reimbursement rates for tests performed. Finally, should the judgments underlying our estimated reimbursement change, our accrued revenue and financial results could be negatively impacted in future periods.

We bill list price regardless of contract rate, but only recognize revenue from amounts that we estimate are collectible and meet our revenue recognition criteria. Revenue may not be equal to the billed amount due to a number of factors that we consider when determining revenue accrual rates, including differences in reimbursement rates, the amounts of patient co-payments and co-insurance, the existence of secondary payers, claims denials and the amount we expect to ultimately collect. Finally, when we increase our list price, it will increase the cumulative amounts billed but not positively impact accrued revenue. In addition, payer contracts generally include the right of offset and payers may offset payments prior to resolving disputes over tests performed.

Generally, we determine accrual rates by calculating an average of reimbursement from all payers for tests performed over a four-quarter period as it reduces the effects of temporary volatility and seasonality. The periods selected to determine accrual rates typically are at least six months old because it takes a significant period of time to collect from some payers. We may also determine accrual rates based on other factors such as coverage decisions, contracts, or more recent reimbursement data as appropriate.

The average test reimbursement rates will change over time due to a number of factors, including medical coverage decisions by payers, the effects of contracts signed with payers, changes in allowed amounts by payers, our ability to successfully win appeals for payment, and our ability to collect cash payments from third-party payers and individual patients. Historical average reimbursement is not necessarily indicative of future average reimbursement.

We incur expense for tests in the period in which the test is conducted and recognize revenue for tests in the period in which our revenue recognition criteria are met.

Product Revenue

Our product revenue consists primarily of international sales of the Prosigna breast cancer IVD and related diagnostic kits, and services. We recognize product revenue when control of the promised goods is transferred to our customers, in an amount that reflects the consideration expected to be received in exchange for those products. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer, either on its own or together with other resources that are readily available to the customer, and is separately identified in the contract. Performance obligations are considered satisfied once we have transferred control of a product to the customer, meaning the customer has the ability to use and obtain the benefit of the product. We recognize product revenue for satisfied performance obligations only when there are no uncertainties regarding payment terms or transfer of control. Shipping and handling costs incurred for product shipments are charged to our customers and included in product revenue. Revenue is presented net of the taxes that are collected from customers and remitted to government authorities.

Biopharmaceutical and Other Revenue

We enter into arrangements to license or provide access to our assets or services to third parties, including clinical and testing services, research and development, as well as other services. Such arrangements may require us to deliver various rights, data, services, access and/or testing services to partner biopharmaceutical and other companies. The underlying terms of these arrangements generally provide for consideration paid to us in the form of nonrefundable fees; payments on delivery of data or test results; costs of service plus margin; performance milestone payments; expense reimbursements and possibly royalty and/or other payments. Net sales of data or other services to our customers are recognized in accordance with ASC 606 and are classified under biopharmaceutical and other revenue. Payments received that are not related to sales or services to a customer are recorded as offsets against research and development expense or cost of biopharmaceutical and other revenue in our consolidated statements of operations.

In arrangements involving more than one good or service delivered to a customer, each good or service is evaluated to determine whether it qualifies as a distinct performance obligation based on whether (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available and (ii) the good or service is separately identifiable from other promises in the contract. The consideration under the arrangement is then allocated to each separate distinct performance obligation based on its respective relative stand-alone selling price. The estimated selling price of each deliverable reflects our best estimate of what the selling price would be if the deliverable was regularly sold by us on a stand-alone basis or using an adjusted market assessment approach if the selling price on a stand-alone basis is not available.

The consideration allocated to each distinct performance obligation is recognized as revenue when control is transferred which may be at a point in time or over time. Consideration associated with at-risk substantive performance milestones is recognized as revenue when it is probable that a significant reversal of the cumulative revenue recognized will not occur. Should there be royalties, we utilize the sales and usage-based royalty exception in arrangements that resulted from the license of intellectual property, recognizing revenue generated from royalties or profit sharing as the underlying sales occur.

Financial Overview

Revenue

Through December 31, 2025, we derived the majority of our revenue as testing revenue from the sale of Decipher Prostate and Afirma tests, delivered primarily to physicians in the United States. We generally invoice third-party payers upon delivery of a patient report to the prescribing physician. As such, we take the assignment of benefits and the risk of cash collection from the third-party payer and individual patients. Third-party payers and other customers in excess of 10% of total revenue and their related revenue as a percentage of total revenue were as follows for the years presented:

	Year Ended December 31,		
	2025	2024	2023
Medicare	33 %	31 %	31 %
UnitedHealthcare	14 %	13 %	11 %
	47 %	44 %	42 %

In the above table, Medicare Advantage plans are included with their associated private payer amounts and Medicare amounts do not include Medicare Advantage.

Cost of Testing Revenue

The components of our cost of testing revenue are sample collection kit costs, reagent expenses, compensation expense, license fees and royalties, depreciation, other expenses such as equipment and laboratory supplies, and allocations of facility and information technology expenses. We expect cost of testing revenue in absolute dollars to increase as the number of tests we perform increases. However, we expect that the cost per test will decrease over time due to leveraging fixed costs, efficiencies we may gain as test volume increases and process enhancements such as automation, implementation of new technologies and other cost reductions. As we introduce new tests, initially our cost per test will be high as we expect to run suboptimal batch sizes, quality control batches, test batches, registry samples, and generally incur costs that may suppress or reduce gross margins. This will disproportionately increase our aggregate cost of testing revenue until we achieve processing efficiencies.

Cost of Product Revenue

Our cost of product revenue consists primarily of costs of diagnostic kit components and reagents, labor, delivery costs and royalties for licensed technologies included in our products. Subsequent to the restructuring proceedings affecting Veracyte SAS in August 2025, the costs of diagnostic kit components and reagents and labor costs are paid to a third-party contract manufacturer. As our Prosigna test kits are sold in various configurations with different numbers of tests, our product cost per test will continue to vary based on the specific kit configuration purchased by customers.

Cost of Biopharmaceutical and Other Revenue

Our cost of biopharmaceutical and other revenue consists of costs of performing activities under arrangements that require us to license or provide access to our assets or laboratory testing services, as well as costs incurred in providing contracted research and development and manufacturing activities. These costs are mainly composed of compensation, manufacturing and laboratory supplies, and pass-through costs. Following the restructuring proceedings affecting Veracyte SAS in August 2025, the Company no longer performs contract research, development and manufacturing services.

Intangible Asset Amortization - Cost of Revenue

Our finite-lived intangible assets, acquired in business combinations, are being amortized over 5 to 15 years, using the straight-line method. Intangible asset amortization - cost of revenue includes amortization of finite-lived intangible assets related to developed and product technology utilized in our current product and service offerings and customer backlog.

Research and Development

Research and development expenses primarily include compensation expense, direct research and development expenses such as laboratory supplies and costs associated with setting up and conducting clinical studies at domestic and international sites, professional fees, depreciation and amortization, other miscellaneous expenses and allocation of facility and information technology expenses. Further, research and development expenses include costs to collect clinical samples and conduct clinical studies to develop and support our products and pipeline, as well as develop future technology. We expense all research and development costs in the periods in which they are incurred. We incurred a majority of our research and development expenses in the year ended December 31, 2025 in support of our early-stage products, support for the development and validation of our MRD tests, as well as our Prosigna LDT test, the development of new IVD products and discovery. Going forward, we expect to incur significant expense as we invest in the continued development of our innovation engine, early-stage products including our MRD tests, required clinical studies and the development of current IVD tests.

Selling and Marketing

Selling and marketing expenses consist of compensation expenses, direct marketing expenses, professional fees, other expenses such as travel and communications costs, as well as allocation of facility and information technology expenses. Our sales team of approximately 120 representatives is organized by business unit in the U.S., with separate teams calling on thyroid cancer and urologic cancer physicians. The business units have dedicated marketing support, as well as a marketing operations team that serves the commercial organization broadly. Prosigna sales outside of the U.S. are led by country managers and sales teams that call on laboratories and breast cancer oncologists.

General and Administrative

General and administrative expenses include compensation expenses for executive officers and administrative, billing and client service personnel, professional fees for legal and audit services, occupancy costs, depreciation and amortization, and other expenses such as information technology, acquisition related costs and miscellaneous expenses, offset by allocation of facility and information technology expenses to other functions. We expect general and administrative expenses to continue to increase as we build our infrastructure to scale revenue growth, and to decline as a percentage of revenue thereafter.

Intangible Asset Amortization - Operating Expenses

Our finite-lived intangible assets, acquired in business combinations, are being amortized over 5 to 15 years, using the straight-line method. Intangible asset amortization - operating expenses includes amortization of finite-lived intangible assets related to developed technology utilized in the development of future product and service offerings, trade names and customer relationships.

Other Income (Loss), Net

Other income (loss), net consists primarily of interest income from our cash held in interest bearing accounts, realized and unrealized gains and losses on foreign currency transactions, and, prior to the restructuring proceedings affecting Veracyte SAS in August 2025, French tax credits, as well as loss on deconsolidation of Veracyte SAS.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. In addition to our critical accounting policies below, see Note 2, Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this report.

Testing Revenue

We recognize revenue from the sale of our tests performed for customers, including patients and institutions, at the time test results are reported to physicians. Most tests requested by customers are sold without a written agreement; however, we determine that an implied contract exists with our customers for whom a physician will order the test. We identify each sale of our test to a customer as a single performance obligation. A stated contract price does not exist and the transaction price for each implied contract with our customer represents variable consideration. We estimate the variable consideration under the portfolio approach and consider the historical reimbursement data from third-party commercial and governmental payers and patients, as well as known or anticipated reimbursement trends not reflected in the historical data. We monitor the estimated amount to be collected in the portfolio at each reporting period based on actual cash collections in order to assess whether a revision to the estimate is required. Both the estimate and any subsequent revision contain uncertainty and require the use of significant judgment in the estimation of the variable consideration and application of the constraint for such variable consideration. We analyze actual cash collections over the expected reimbursement period and compare it with the estimated variable consideration for each payer group and any difference is recognized as an adjustment to estimated revenue after the expected reimbursement period, subject to assessment of the risk of future revenue reversal.

Other Significant Accounting Policies

Acquisitions

We first determine whether a set of assets acquired and liabilities assumed constitute a business and should be accounted for as a business combination. If the assets acquired are not a business, we account for the transaction as an asset acquisition. Business combinations are accounted for by using the acquisition method of accounting. Under the acquisition method, assets acquired, and liabilities assumed are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The excess of the fair value of consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Contingent consideration obligations incurred in connection with a business combination are recorded at fair value on the acquisition date and remeasured at each subsequent reporting period until the related contingencies are resolved, with the resulting changes in fair value recorded in earnings. The estimation of the fair value of the contingent consideration is based on the present value of the expected payments calculated by assessing the likelihood of when the related milestones would be achieved, discounted using our estimated borrowing rate.

Intangible Asset Amortization

We have acquired finite-lived and indefinite-lived intangible assets in business combinations. These intangible assets are measured at their respective fair values as of the acquisition date and are subject to potential adjustments within the measurement period, which may be up to one year from the acquisition dates. The fair values of the intangible assets are generally determined using income approaches such as the multi-period excess earnings method, the with-and-without method and the relief from royalty method. These income approaches are based on various estimates for each asset including the estimate of future cash flows including, revenue assumptions (such as projected testing volumes, growth rates), discount rates and the expected economic life/obsolescence factors of the respective assets. Our finite-lived intangible assets are being amortized using the straight-line method over their estimated useful lives of 5 to 15 years, based on management's estimate of the period over which their economic benefits will be realized, product life and patent life. Our in-process research and development, or IPR&D, is not amortized until it becomes commercially viable and placed in service. At the time when the IPR&D is placed in service, we will determine a useful life.

Intangible Assets and Other Long-Lived Assets — Impairment Assessment

We test our intangible assets and other long-lived assets for impairment on an annual basis and we perform regular reviews to determine if any event has occurred that may indicate that the carrying values of our intangible assets with finite lives and other long-lived assets are impaired. If indicators of impairment exist, we assess the recoverability of the affected assets by determining whether their carrying amounts exceed their undiscounted expected future cash flows. If the affected assets are not recoverable, we estimate the fair value of the assets and record an impairment loss if the carrying value exceeds the fair value. Factors that may indicate potential impairment include significant changes in the ability of an asset to generate positive cash flows and the pattern of utilization of a particular asset.

Goodwill

Goodwill is reviewed for impairment on an annual basis or more frequently if events or circumstances indicate that it may be impaired. Our goodwill evaluation is based on both qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. We have determined that we operate in a single segment and have a single reporting unit associated with the development and commercialization of diagnostic products. In the event we determine that it is more likely than not the carrying value of the reporting unit is higher than its fair value, quantitative testing is performed comparing recorded values to estimated fair values. If impairment is present, the impairment loss is measured as the excess of the recorded goodwill over its implied fair value. We perform our annual evaluation of goodwill during the fourth quarter of each fiscal year. There was no impairment recognized during the years ended December 31, 2025, 2024, or 2023.

Stock-based Compensation

We recognize stock-based compensation expense for only those shares underlying stock options and restricted stock units that we expect to vest on a straight-line basis over the requisite service period of the award. We estimate the fair value of stock options using a Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including the option's expected term and stock price volatility. In addition, judgment is also required in estimating the number of stock-based awards that are expected to be forfeited. Forfeitures are estimated based on historical experience at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Performance-based stock units, which vest upon the achievement of certain performance conditions, are subject to the employees' continued service with us. The probability of vesting is assessed at each reporting period and compensation cost is adjusted based on this probability assessment. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Supplies and Inventory

Supplies consists of materials and reagents consumed in the performance of testing services. Inventory consists of finished and semi-finished goods used in the assembly of diagnostic kits related to product sales as well as raw materials consumed in the contract manufacturing process. Subsequent to the restructuring proceedings affecting Veracyte SAS in August 2025, the Company no longer maintains inventory associated with product sales or contract manufacturing. Inventory is stated at the lower of cost or net realizable value on a weighted average basis. We periodically analyze supply and inventory levels and expiration dates, and write down supply or inventory that has become obsolete, that has a cost basis in excess of its net realizable value, or in excess of expected sales requirements as cost of revenue. We record an allowance for excess or obsolete supplies and inventory using an estimate based on historical trends and evaluation of near-term expirations.

Leases

We determine if an arrangement is, or contains, a lease at inception. Operating leases are included in right-of-use assets - operating leases and operating lease liabilities in our consolidated balance sheets, representing our right to use an underlying asset for the lease term and the obligation to make lease payments arising from the lease. Right-of-use, or ROU, assets and lease liabilities are recognized at commencement based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments. The ROU assets also includes any lease payments made and is adjusted for lease incentives. Lease terms may include options to extend or terminate the lease which are recognized when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease terms. Lease and non-lease components are accounted for as a single lease component. Financing leases are immaterial and are included in property and equipment, net and other liabilities in the consolidated balance sheets. Leases with terms of 12 months or less are not recorded on our balance sheet.

Foreign Currency Translation

The functional currency of our foreign subsidiary, C2i Genomics, Ltd., is the Israeli Shekel. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using the exchange rates at the balance sheet date. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders' equity. Revenue and expenses from our foreign subsidiary are translated using the monthly average exchange rates in effect during the period in which the transactions occur. Foreign currency transaction gains and losses are recorded in other income (loss), net, on the consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in stockholders' equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders. Our comprehensive income (loss) includes our net income (loss) and gains and losses from the foreign currency translation of the assets and liabilities of our foreign subsidiary.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024 (in thousands of dollars, except percentages and test volume)

| | Year Ended December 31, | | | |
	2025	Change	%	2024
Revenue:				
Testing revenue	$ 493,154	$ 74,193	18 %	$ 418,961
Product revenue	14,327	677	5 %	13,650
Biopharmaceutical and other revenue	9,664	(3,489)	(27)%	13,153
Total revenue	517,145	71,381	16 %	445,764
Cost of revenue:				
Cost of testing revenue	127,562	12,989	11 %	114,573
Cost of product revenue	8,807	(303)	(3)%	9,110
Cost of biopharmaceutical and other revenue	7,578	(4,806)	(39)%	12,384
Intangible asset amortization - cost of revenue	10,666	(886)	(8)%	11,552
Total cost of revenue	154,613	6,994	5 %	147,619
Gross profit	362,532	64,387	22 %	298,145
Operating expenses:				
Research and development	70,814	1,520	2 %	69,294
Selling and marketing	100,165	4,731	5 %	95,434
General and administrative	110,784	174	— %	110,610
Impairment of assets	20,505	17,137	509 %	3,368
Intangible asset amortization - operating expenses	2,487	(810)	(25)%	3,297
Total operating expenses	304,755	22,752	8 %	282,003
Income (loss) from operations	57,777	41,635	258 %	16,142
Other income, net	10,424	822	9 %	9,602
Income (loss) before income taxes	68,201	42,457	165 %	25,744
Income tax provision (benefit)	1,848	242	15 %	1,606
Net income (loss)	$ 66,353	$ 42,215	175 %	$ 24,138
Other Operating Data:				
Diagnostic tests reported	169,714	26,789	19 %	142,925
Product tests sold	9,814	(11)	— %	9,825
Total test volume	179,528	26,778	18 %	152,750
Depreciation and amortization expense	$ 21,415	$ (2,044)	(9)%	$ 23,459
Stock-based compensation expense	$ 43,601	$ 7,352	20 %	$ 36,249

Revenue

Revenue increased $71.4 million, or 16%, for the year ended December 31, 2025 compared to 2024. This was primarily due to a $74.2 million increase in testing revenue driven by a 19% volume increase and a $0.7 million increase in our product revenue, partially offset by a $3.5 million decrease in our Biopharmaceutical and other revenue.

Testing revenue increased by $74.2 million, or 18%, driven by a $66.7 million increase in Decipher revenue and a $13.7 million increase in Afirma revenue. Testing volume increased by 19%, driven by Decipher volume growing to approximately 102,000 tests, representing a year-over-year growth of 27%, additionally Afirma volume grew to approximately 67,700 tests or 11% growth over prior year.

Product revenue increased $0.7 million, or 5%, for the year ended December 31, 2025 compared to 2024, driven primarily by improved average selling price per test.

Biopharmaceutical and other revenue decreased by $3.5 million for the year ended December 31, 2025 compared to 2024, due to the decrease in the business conducted in France given the restructuring proceedings affecting Veracyte SAS in August 2025.

Comparison of revenue for the years ended December 31, 2024 and 2023 is included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Cost of revenue

Comparison of the years ended December 31, 2025 and 2024 was as follows (in thousands of dollars, except percentages):

| | Year Ended December 31, | | | |
	2025	Change	%	2024
Cost of testing revenue:				
Laboratory supplies and reagents expense	$ 57,284	$ 2,906	5 %	$ 54,378
Sample collection expense	12,436	(1,432)	(10)%	13,868
Compensation expense	24,611	2,219	10 %	22,392
Cytopathology services	6,326	395	7 %	5,931
Depreciation and amortization	2,131	483	29 %	1,648
Other expenses	11,198	6,630	145 %	4,568
Allocations	13,576	1,788	15 %	11,788
Total	$ 127,562	$ 12,989	11 %	$ 114,573
Cost of product revenue:				
Product costs	$ 3,787	$ 418	12 %	$ 3,369
License fees and royalties	1,206	(57)	(5)%	1,263
Depreciation and amortization	542	(795)	(59)%	1,337
Other expenses	2,806	328	13 %	2,478
Allocations	466	(197)	(30)%	663
Total	$ 8,807	$ (303)	(3)%	$ 9,110
Cost of biopharmaceutical and other revenue:				
Compensation expense	$ 3,320	$ (2,695)	(45)%	$ 6,015
License fees and royalties	—	(150)	(100)%	150
Depreciation and amortization	117	(95)	(45)%	212
Other expenses	3,216	(785)	(20)%	4,001
Allocations	925	(1,081)	(54)%	2,006
Total	$ 7,578	$ (4,806)	(39)%	$ 12,384

Cost of testing revenue increased $13.0 million, or 11%, for the year ended December 31, 2025, compared to 2024. The increase in cost of testing revenue was due to increased volume in testing, higher staffing to support higher volume and the build out of infrastructure related to current and future growth expectations, primarily related to Decipher Prostate and Afirma tests, partially offset by lab efficiencies.

Cost of product revenue is primarily related to sales of Prosigna test kits. Cost of product revenue decreased $0.3 million, or 3%, for the year ended December 31, 2025 compared to the same period in 2024.

Cost of biopharmaceutical and other revenue includes labor costs, laboratory supplies and pass-through expenses incurred. Cost of biopharmaceutical and other revenue decreased by $4.8 million driven by the decrease in biopharmaceutical services, as well as contract development and manufacturing services projects, prior to the ultimate deconsolidation of Veracyte SAS in August 2025.

Comparison of cost of revenue for the years ended December 31, 2024 and 2023 are included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Research and development

Comparison of the years ended December 31, 2025 and 2024 was as follows (in thousands of dollars, except percentages):

	Year Ended December 31,			
	2025	Change	%	2024
Research and development expense				
Compensation expense	$ 37,784	$ 716	2 %	$ 37,068
Direct research and development expense	16,596	(2,641)	(14)%	19,237
Depreciation and amortization	1,647	371	29 %	1,276
Other expenses	6,845	1,876	38 %	4,969
Allocations	7,942	1,198	18 %	6,744
Total	$ 70,814	$ 1,520	2 %	$ 69,294

Research and development expense increased $1.5 million, or 2%, for the year ended December 31, 2025 compared to 2024. The increase is primarily due to annual compensation expense and our allocated costs from general and administrative expenses. Spend supporting direct research and product development expense related to our ongoing development costs for our CLIA tests and MRD strategies increased but was offset by the impact of the deconsolidation of Veracyte SAS in August 2025.

Comparison of research and development expense for the years ended December 31, 2024 and 2023 are included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Selling and marketing

Comparison of the years ended December 31, 2025 and 2024 was as follows (in thousands of dollars, except percentages):

| | Year Ended December 31, | | | |
	2025	Change	%	2024
Selling and marketing expense:				
Compensation expense	$ 69,209	$ 1,547	2 %	$ 67,662
Direct marketing expense	5,563	(720)	(11)%	6,283
Other expenses	14,943	1,455	11 %	13,488
Allocations	10,450	2,449	31 %	8,001
Total	$ 100,165	$ 4,731	5 %	$ 95,434

Selling and marketing expense increased $4.7 million, or 5%, for the year ended December 31, 2025 compared to 2024. The increase in compensation and other expense was primarily due to annual merit increases and headcount additions, offset in part by the reduction of Envisia sales support in 2024 and associated restructuring costs. Direct marketing expense decreased primarily due to decreased trade show events due to the deconsolidation of Veracyte SAS in August 2025.

Comparison of selling and marketing expense for the years ended December 31, 2024 and 2023 are included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

General and administrative

Comparison of the years ended December 31, 2025 and 2024 was as follows (in thousands of dollars, except percentages):

| | Year Ended December 31, | | | |
	2025	Change	%	2024
General and administrative expense:				
Compensation expense	$ 82,909	$ 8,094	11 %	$ 74,815
Professional fees	42,299	11,903	39 %	30,396
Information technology expense	14,777	2,513	20 %	12,264
Occupancy costs	10,980	542	5 %	10,438
Depreciation and amortization	3,774	(318)	(8)%	4,092
Contingent consideration	(15,294)	(17,461)	(806)%	2,167
Other expenses	4,698	(942)	(17)%	5,640
Allocations	(33,359)	(4,157)	14 %	(29,202)
Total	$ 110,784	$ 174	— %	$ 110,610

General and administrative expense increased $0.2 million, for the year ended December 31, 2025 compared to 2024. Professional fees increased $11.9 million primarily due to fees related to the Veracyte SAS collective proceedings petition filing and other consulting spend. Compensation expense increased primarily due to annual merit increases, additional headcount and higher stock-based compensation, partially offset by the prior year expense related to the voluntary exits of Veracyte SAS employees in connection with the deconsolidation of Veracyte SAS in August 2025. Information technology and occupancy expenses increased primarily due to additional cloud infrastructure supporting our MRD platform, TrueMRD, and infrastructure development for our order-to-cash operations. Contingent consideration decreased $17.5 million due to the revaluation of contingent consideration related to the acquisitions of C2i and nCounter diagnostic rights. General and administrative expenses related to occupancy costs and information technology costs are allocated to general and administrative expense, selling and marketing expense, research and development expense, and cost of revenue based on the headcount and employee location.

Comparison of general and administrative expense for the years ended December 31, 2024 and 2023 are included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Impairment of assets

On July 16, 2025, the Marseille Commercial Court published a decision approving the divestiture of the contract manufacturing portion of our French subsidiary, Veracyte SAS, to Helio Diagnostics SAS, effective August 1, 2025. The remaining assets of Veracyte SAS will be managed by the judicial administrator until such time that the Marseille Commercial Court appoints a judicial liquidator to solely initiate and manage final liquidation proceedings. Effective August 1, 2025, we ceased to have a controlling interest in Veracyte SAS. As we began judicial restructuring proceedings affecting Veracyte SAS with the Marseille Commercial Court in the second quarter of 2025, we evaluated whether the associated assets of Veracyte SAS were impaired. We concluded, during the second quarter of 2025, that the long-lived assets of the Veracyte SAS asset group were not recoverable. As a result, we recorded a $20.5 million non-cash impairment charge during the year ended December 31, 2025 primarily related to the Company's right-of-use assets; property, plant, and equipment; and certain tax credits.

Impairment of assets during the year ended December 31, 2024 was $3.4 million primarily from impairment charges associated with the HalioDx developed technology, customer relationships and customer backlog finite-lived intangible assets and impairment of right-of-use asset in relation to exiting the C2i facility in Watertown, Massachusetts.

Comparison of impairment of long-lived assets expense for the years ended December 31, 2024 and 2023 are included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Other income, net

Other income, net, increased $0.8 million for the year ended December 31, 2025 compared to 2024, primarily due to an increase of $6.0 million due to foreign currency revaluation and an increase of $1.6 million of interest and dividend income, partially offset by a loss of $6.7 million due to the deconsolidation of Veracyte SAS.

Comparison of Other income, net, for the years ended December 31, 2024 and 2023 are included in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Income tax expense

We recorded income tax expense of $1.8 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Given our current earnings, we believe that, within the next 12 months, sufficient positive evidence may become available to allow us to reach a conclusion that a portion of the valuation allowance recorded against the deferred tax assets held may be reversed. A reversal would result in an income tax benefit for the quarterly and annual period in which we determine to release the valuation allowance. However, the exact timing and amount of a valuation allowance release are subject to change on the basis of the level of profitability that we actually achieve.

On July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law. The legislation includes a broad range of tax reform provisions affecting businesses including, but not limited to, the reinstatement of 100% bonus depreciation, immediate expensing of domestic research and development costs, and revisions to the U.S. taxation of profits derived from international operations. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We have assessed the effects of the new tax legislation, including immediate expensing of domestic research and development expenditures, and the results have been reflected in the Form 10-K for the year ended December 31, 2025.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents and short-term investments of $412.9 million. During 2025, our cash and cash equivalents and short-term investments increased by $123.4 million. Historically, we have obtained financing primarily through sales of our equity securities. Beginning in 2023, our operations have been financed primarily by cash flows generated by our revenue. For the year ended December 31, 2025, we had net income of $66.4 million, but we may not sustain profitability in the future. As of December 31, 2025, we had an accumulated deficit of $377.6 million.

We expect to continue to generate cash and our near- and longer-term liquidity requirements will continue to consist of costs to run our laboratories, research and development expenses, selling and marketing expenses, general and administrative expenses, working capital, capital expenditures, lease obligations, and general corporate expenses associated with the growth of our business. However, we may also use cash to acquire or invest in complementary businesses, technologies, services or products that would change our cash requirements. If we are not able to generate cash flows from our revenue to finance our cash requirements, we will need to finance future cash needs primarily through public or private equity offerings, debt financings, borrowings or strategic collaborations or licensing arrangements. If we are not able to secure additional financing when needed, or on terms that are favorable to us, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives, or forgo potential acquisitions or investments. In addition, we may have to work with a partner on one or more of our products or development programs, which could lower the economic value of those programs to us. Moreover, any instability in the global credit markets or the banking system may impact our liquidity both in the short term and long term.

Our material cash requirements include the following obligations:

Operating Leases

We lease office and laboratory facilities in the United States, including in South San Francisco and San Diego, California and Austin, Texas, and lease certain equipment under various non-cancelable lease agreements. Effective August 2025, in connection with the restructuring proceeding in Veracyte SAS, we no longer had any responsibility related to the lease in Marseille, France. The lease terms of our leases as of December 31, 2025 extend to March 2040 and contain extension of lease term and expansion options. As of December 31, 2025, the leases have a weighted average remaining lease term of 11.2 years and total future minimum lease payments of $72.8 million.

Supplies Purchase Commitments

Non-cancelable purchase commitments totaled approximately $44.0 million as of December 31, 2025.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023 (in thousands of dollars):

| | Years Ended December 31, | | |
	2025	2024	2023
Net cash provided by operating activities	$ 136,307	$ 75,096	$ 44,222
Net cash (used in) provided by investing activities	(9,209)	(56,275)	15,112
Net cash (used in) provided by financing activities	(4,222)	4,904	2,837

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2025 was $136.3 million. The net income of $66.4 million includes non-cash charges of $43.6 million of stock-based compensation expense, $21.4 million of depreciation and amortization, of which $13.2 million was related to intangible asset amortization, $20.5 million tied to the impairment of long-lived assets, $15.3 million from the revaluation of contingent consideration, and non-cash lease expense of $3.0 million.

Cash used as a result of changes in operating assets and liabilities was $2.3 million, primarily comprising a decrease in operating lease liability of $2.5 million, an increase in prepaid expense and other current assets of $2.1 million, an increase in supplies and inventory of $2.9 million, a decrease in accounts payable of $1.0 million, and an increase in accounts receivable of $0.7 million, partially offset by an increase in accrued liabilities of $6.3 million and a decrease in other assets of $0.5 million.

Cash provided by operating activities for the year ended December 31, 2024 was $75.1 million. The net income of $24.1 million includes non-cash charges of $36.2 million of stock-based compensation expense, $23.5 million of depreciation and amortization, of which $14.8 million was related to intangible asset amortization, $3.4 million tied to the impairment of long-lived assets, $2.2 million from the revaluation of contingent consideration, and non-cash lease expense of $5.0 million. Cash used as a result of changes in operating assets and liabilities was $21.0 million, primarily comprising an increase in accounts receivable of $6.4 million, an increase in supplies and inventory of $5.9 million, a decrease in operating lease liability of $5.4 million, a decrease in accounts payable of $4.3 million, an increase in other assets of $1.2 million, and an increase in prepaid expense and other current assets of $1.3 million, partially offset by an increase in accrued liabilities of $3.5 million.

Cash provided by operating activities for the year ended December 31, 2023 was $44.2 million. The net loss of $74.4 million includes non-cash charges of $68.3 million tied to the impairment of long-lived assets, $33.1 million of stock-based compensation expense, $27.2 million of depreciation and amortization, of which $20.6 million was related to intangible asset amortization, $5.4 million from the revaluation of contingent consideration, and non-cash lease expense of $4.2 million. Cash used as a result of changes in operating assets and liabilities was $3.7 million, primarily comprising a decrease in operating lease liability of $4.3 million, an increase in supplies and inventory of $1.7 million, a decrease in accrued liabilities of $0.7 million, an increase in prepaid expense and other current assets of $0.5 million, and an increase in other assets of $0.3 million, partially offset by a decrease in accounts receivable of $3.9 million.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2025 was $9.2 million consisting of $9.7 million used in the acquisition of property and equipment, partially offset by net proceeds of $150.0 million from the purchase and maturity of short-term investments.

Cash used in investing activities for the year ended December 31, 2024 was $56.3 million consisting of $50.0 million from the purchase of short-term investments and $11.3 million used in the acquisition of property and equipment, offset by $5.0 million net cash acquired from C2i excluding post-close transactions costs.

Cash provided by investing activities for the year ended December 31, 2023 was $15.1 million consisting of $25.1 million from the purchase and maturity of short-term investments, offset by $10.0 million used in the acquisition of property and equipment.

Cash Flows from Financing Activities

Cash used in financing activities for the year ended December 31, 2025 was $4.2 million, consisting of $18.3 million in tax payments during the period related to the vesting of restricted stock units granted to employees, partially offset by $14.1 million in proceeds from the exercise of options to purchase our common stock and purchase of stock under our Employee Stock Purchase Plan, or ESPP.

Cash provided by financing activities for the year ended December 31, 2024 was $4.9 million, consisting of $20.0 million in proceeds from the exercise of options to purchase our common stock and purchase of stock under our ESPP, partially offset by $10.6 million in tax payments during the period related to the vesting of restricted stock units granted to employees and $4.5 million in payment of contingent consideration.

Cash provided by financing activities for the year ended December 31, 2023 was $2.8 million, consisting of $9.6 million in proceeds from the exercise of options to purchase our common stock and purchase of stock under our ESPP, partially offset by $6.7 million in tax payments during the period related to the vesting of restricted stock units granted to employees.

Recently issued accounting pronouncements

For a discussion of recent accounting pronouncements, see Note 2, Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this report.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. We had cash and cash equivalents and short-term investments of $412.9 million as of December 31, 2025 which consisted of bank deposits, money market funds and United States treasury securities. Such interest-bearing instruments carry a degree of risk; however, as of December 31, 2025, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements. This analysis is based on a sensitivity model that measures market value changes when changes in interest rates occur. Any realized gains or losses resulting from such interest rate changes and from the current unrealized gains or losses would only occur if we sold the investments prior to maturity. We do not enter into investments for trading purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Risk

As of December 31, 2025, we held $1.5 million of bank deposits denominated in Euros. Such Euro denominated deposits carry a degree of risk from changes in currency exchange rates as the gains or losses from changes in exchange rates are included in our net income (loss) and comprehensive income (loss). As of December 31, 2025 a hypothetical 10% appreciation or depreciation of the U.S. dollar relative to the Euro would not have had a material impact on our consolidated financial statements. At this time, we have not entered into, but in the future we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency risk.

Inflation Risk

We are facing inflation headwinds in compensation, travel, supply and inventory costs. However, we do not believe that inflation has had a material effect on our business, financial condition, or operating results to date.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Veracyte, Inc.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Veracyte, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Veracyte, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from testing

Description of the Matter	During the year ended December 31, 2025, the Company's revenue from testing was approximately $493.2 million. As discussed in Note 2, the Company's testing revenue is recognized upon the delivery of test results to the physician. As most tests requested by customers are sold based on a physician requisition form without further written terms and conditions, the Company determined an implied contract exists with its customers and estimates variable consideration to be received for the services. Management estimates variable consideration based on historical reimbursement data from third-party commercial and governmental payers and patients, as well as known or anticipated reimbursement trends not reflected in historical data.
	Auditing the Company's estimate of total consideration expected to be received for the tests is complex and requires significant judgment to evaluate management's estimate of payments to be received for the tests. The Company also considers whether historical collections per test are indicative of future collections or if there are any current or expected developments or changes that could affect reimbursement rates, which is an estimate that requires significant judgment by the Company.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls relating to the measurement of revenue based on estimating variable consideration. This included testing controls relating to management's review of significant assumptions described above and inputs used in the determination of the estimated amount that would be collected for tests performed during the period. We also tested controls over the current and historical data used by management in determining this estimate, including the completeness and accuracy of the data.
	Our audit procedures included, among others, evaluating the methodology used, understanding and testing the significant assumptions described above, and testing the underlying data used by the Company, including the completeness and accuracy of historical data. We compared the significant assumptions and inputs used by management to the Company's third-party payer collection trends and other relevant factors. We tested historical cash receipts from payers by test type used in the estimate by agreeing selections to supporting documentation such as physician requisition, cash collected and proof of delivery, as applicable. We also assessed and tested management's review of differences between prior period reimbursement rates and actual cash collections and evaluated how those differences were factored into management's estimate of current period reimbursement rates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014.

San Diego, California
February 26, 2026

VERACYTE, INC.

Consolidated Balance Sheets

(in thousands, except share and par value amounts)

		As of December 31,		
		2025		2024
Assets				
Current assets:				
Cash and cash equivalents	$	362,578	$	239,087
Short-term investments		50,311		50,354
Accounts receivable		44,660		46,525
Supplies and inventory		20,546		21,750
Prepaid expenses and other current assets		10,281		14,551
Total current assets		488,376		372,267
Property, plant and equipment, net		22,192		22,953
Right-of-use assets, operating leases		36,599		48,189
Intangible assets, net		89,148		102,301
Goodwill		767,154		745,800
Restricted cash		1,648		1,544
Other assets		902		6,981
Total assets	$	1,406,019	$	1,300,035
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	4,593	$	8,634
Accrued liabilities		48,801		43,826
Current portion of deferred revenue		1,160		1,673
Current portion of acquisition-related contingent consideration		1,332		16,981
Current portion of operating lease liabilities		4,051		7,500
Current portion of other liabilities		—		19
Total current liabilities		59,937		78,633
Deferred tax liability		646		1,227
Acquisition-related contingent consideration, net of current portion		257		561
Operating lease liabilities, net of current portion		35,603		43,237
Other liabilities		—		411
Total liabilities		96,443		124,069
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024		—		—
Common stock, $0.001 par value; 125,000,000 shares authorized, 79,359,005 and 77,772,678 shares issued and outstanding as of December 31, 2025 and 2024, respectively		79		78
Additional paid-in capital		1,695,339		1,655,961
Accumulated deficit		(377,630)		(443,983)
Accumulated other comprehensive loss		(8,212)		(36,090)
Total stockholders' equity		1,309,576		1,175,966
Total liabilities and stockholders' equity	$	1,406,019	$	1,300,035

The accompanying notes are an integral part of these consolidated financial statements.

VERACYTE, INC.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Testing revenue	$ 493,154	$ 418,961	$ 326,542
Product revenue	14,327	13,650	15,588
Biopharmaceutical and other revenue	9,664	13,153	18,921
Total revenue	517,145	445,764	361,051
Cost of revenue:			
Cost of testing revenue	127,562	114,573	88,913
Cost of product revenue	8,807	9,110	8,666
Cost of biopharmaceutical and other revenue	7,578	12,384	15,324
Intangible asset amortization - cost of revenue	10,666	11,552	18,464
Total cost of revenue	154,613	147,619	131,367
Gross profit	362,532	298,145	229,684
Operating expenses:			
Research and development	70,814	69,294	57,305
Selling and marketing	100,165	95,434	101,490
General and administrative	110,784	110,610	86,229
Impairment of assets	20,505	3,368	68,349
Intangible asset amortization - operating expenses	2,487	3,297	2,106
Total operating expenses	304,755	282,003	315,479
Income (loss) from operations	57,777	16,142	(85,795)
Other income, net	10,424	9,602	9,183
Income (loss) before income taxes	68,201	25,744	(76,612)
Income tax provision (benefit)	1,848	1,606	(2,208)
Net income (loss)	$ 66,353	$ 24,138	$ (74,404)
Earnings (loss) per share:			
Basic	$ 0.84	$ 0.32	$ (1.02)
Diluted	$ 0.82	$ 0.31	$ (1.02)
Shares used to compute earnings (loss) per common share:			
Basic	78,584,291	76,484,759	72,644,487
Diluted	80,573,140	78,163,217	72,644,487

The accompanying notes are an integral part of these consolidated financial statements.

VERACYTE, INC.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Net income (loss)	$	66,353	$	24,138	$	(74,404)
Other comprehensive income (loss):						
Change in currency translation adjustments		19,583		(12,072)		7,328
Release of accumulated translation adjustment		8,295		—		—
Other comprehensive income (loss)		27,878		(12,072)		7,328
Net comprehensive income (loss)	$	94,231	$	12,066	$	(67,076)

The accompanying notes are an integral part of these consolidated financial statements.

VERACYTE, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	71,959	$ 72	$ 1,500,191	$ (393,717)	$ (31,346)	$ 1,075,200
Issuance of common stock on exercise of stock options and vesting of restricted stock units	1,160	1	6,424	—	—	6,425
Issuance of common stock under employee stock purchase plan (ESPP)	146	—	3,153	—	—	3,153
Tax portion of vested restricted stock units	—	—	(6,741)	—	—	(6,741)
Stock-based compensation expense (employee)	—	—	31,494	—	—	31,494
Stock-based compensation expense (ESPP)	—	—	1,647	—	—	1,647
Net loss	—	—	—	(74,404)	—	(74,404)
Currency translation adjustments	—	—	—	—	7,328	7,328
Balance at December 31, 2023	73,265	73	1,536,168	(468,121)	(24,018)	1,044,102
Issuance of common stock and options for acquisition	2,698	3	74,142	—	—	74,145
Issuance of common stock on exercise of stock options and vesting of restricted stock units	1,672	2	17,105	—	—	17,107
Issuance of common stock under ESPP	138	—	2,886	—	—	2,886
Tax portion of vested restricted stock units	—	—	(10,589)	—	—	(10,589)
Stock-based compensation expense (employee)	—	—	34,919	—	—	34,919
Stock-based compensation expense (ESPP)	—	—	1,330	—	—	1,330
Net income	—	—	—	24,138	—	24,138
Currency translation adjustments	—	—	—	—	(12,072)	(12,072)
Balance at December 31, 2024	77,773	78	1,655,961	(443,983)	(36,090)	1,175,966
Issuance of common stock on exercise of stock options and vesting of restricted stock units	1,430	1	11,029	—	—	11,030
Issuance of common stock under ESPP	156	—	3,052	—	—	3,052
Tax portion of vested restricted stock units	—	—	(18,304)	—	—	(18,304)
Stock-based compensation expense (employee)	—	—	42,413	—	—	42,413
Stock-based compensation expense (ESPP)	—	—	1,188	—	—	1,188
Net income	—	—	—	66,353	—	66,353
Currency translation adjustments	—	—	—	—	19,583	19,583
Release of accumulated translation adjustment	—	—	—	—	8,295	8,295
Balance at December 31, 2025	79,359	$ 79	$ 1,695,339	$ (377,630)	$ (8,212)	$ 1,309,576

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of dollars)

	Year Ended December 31,		
	2025	2024	2023
Operating activities			
Net income (loss)	$ 66,353	$ 24,138	$ (74,404)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	21,415	23,459	27,188
Loss on disposal of property, plant and equipment	15	202	271
Stock-based compensation	43,601	36,249	33,141
Deferred income taxes	(581)	(233)	(3,839)
Non-cash lease expense	2,991	4,955	4,158
Revaluation of acquisition-related contingent consideration	(15,295)	2,167	(5,383)
Amortization of discount on short-term investments	(3,270)	(354)	(468)
Impairment loss	20,505	3,368	68,349
Non-cash loss on deconsolidation of subsidiary	6,708	—	—
Effect of foreign currency on operations	(3,834)	2,110	(1,096)
Changes in operating assets and liabilities:			
Accounts receivable	(708)	(6,405)	3,887
Supplies and inventory	(2,861)	(5,871)	(1,694)
Prepaid expenses and other current assets	(2,054)	(1,296)	(458)
Other assets	525	(1,222)	(290)
Operating lease liability	(2,480)	(5,407)	(4,330)
Accounts payable	(1,039)	(4,305)	(134)
Accrued liabilities and deferred revenue	6,316	3,541	(676)
Net cash provided by operating activities	136,307	75,096	44,222
Investing activities			
Purchase of short-term investments	(149,998)	(50,000)	(19,700)
Proceeds from sale of short-term investments	—	—	39,773
Proceeds from maturity of short-term investments	153,311	—	5,000
Loss on deconsolidation of subsidiary - cash	(2,845)	—	—
Acquisition of C2i, net of cash acquired	—	5,012	—
Purchases of property, plant and equipment	(9,677)	(11,287)	(9,961)
Net cash (used in) provided by investing activities	(9,209)	(56,275)	15,112
Financing activities			
Payment of contingent consideration for acquisition	—	(4,500)	—
Payment of taxes on vested restricted stock units	(18,304)	(10,589)	(6,741)
Proceeds from the exercise of common stock options and employee stock purchases	14,082	19,993	9,578
Net cash (used in) provided by financing activities	(4,222)	4,904	2,837
Increase in cash, cash equivalents and restricted cash	122,876	23,725	62,171
Effect of foreign currency on cash, cash equivalents and restricted cash	719	(424)	163
Net increase in cash, cash equivalents and restricted cash	123,595	23,301	62,334
Cash, cash equivalents and restricted cash at beginning of year	240,631	217,330	154,996
Cash, cash equivalents and restricted cash at end of year	$ 364,226	$ 240,631	$ 217,330
Supplementary cash flow information of non-cash investing and financing activities:			
Purchases of property and equipment included in accounts payable and accrued liabilities	$ 2,308	$ 1,186	$ 966

Cash, Cash Equivalents and Restricted Cash:

	December 31,		
	2025	2024	2023
Cash and cash equivalents	$ 362,578	$ 239,087	$ 216,454
Restricted cash	1,648	1,544	876
Total cash, cash equivalents and restricted cash	$ 364,226	$ 240,631	$ 217,330

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Veracyte, Inc., or Veracyte, or the Company, is a global diagnostics company that provides clinicians with tests for patients with, or potentially facing, a cancer diagnosis. Veracyte's tests are used by clinicians for diagnostic, prognostic and treatment decisions.

The Company's headquarters are in South San Francisco, California, and it has operations in San Diego, California, Austin, Texas, and Haifa, Israel.

The Company currently offers tests in prostate cancer (Decipher Prostate); thyroid cancer (Afirma); breast cancer (Prosigna); and bladder cancer (Decipher Bladder). In addition, the Company's Percepta Nasal Swab test is being run in its Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified lab in support of clinical studies.

The Company serves global markets with two complementary models. In the United States, it offers laboratory developed tests, or LDTs, through its centralized, CLIA certified laboratories in South San Francisco and San Diego, California, supported by its cytopathology expertise in Austin, Texas. Additionally, primarily outside of the United States, the Company provides its Prosigna test to patients through distribution to laboratories and hospitals that can perform the tests locally as an in vitro diagnostic, or IVD, test.

In February 2024, the Company acquired C2i Genomics, Inc., a minimal residual disease, or MRD, detection company. Refer to Note 4, Business Combination, for additional information.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Deconsolidation of Subsidiary

Effective August 1, 2025, the Company ceased to have a controlling financial interest in its wholly-owned French subsidiary, Veracyte SAS. Accordingly, the Company derecognized the related assets and liabilities from its consolidated financial statements. Prior to deconsolidation, the operating results and cash flows of Veracyte SAS were included in the Company's consolidated financial statements. Refer to Note 5, Balance Sheet Components, for additional information.

Reclassifications

Certain prior period balances have been reclassified to conform to current period presentation of the Company's consolidated financial statements and accompanying notes. Such reclassifications have no effect on previously reported results of operations, accumulated deficit, subtotals of operating, investing or financing cash flows or consolidated balance sheet totals; however, for the years ended December 31, 2024 and 2023, the Company reclassified $0.4 million and $0.5 million of amortization of discount on short-term investments from the changes in other assets caption in the consolidated statements of cash flow to a separate caption, amortization of discount on short-term investments, within the operating activities section.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates include: revenue recognition; the useful lives of property, plant and equipment; the recoverability of long-lived assets; the incremental borrowing rates for leases; the estimation of the fair value of intangible assets and contingent consideration; stock based compensation; income tax uncertainties, including a valuation allowance for deferred tax assets; credit related losses on investments; and allowance for credit losses and contingencies. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates and assumptions.

Concentrations of Credit Risk and Other Risks and Uncertainties

The majority of the Company's cash and cash equivalents are deposited with three major financial institutions in the United States. Deposits in these institutions may exceed the amount of insurance provided on such deposits. The Company has not realized any losses on its deposits of cash and cash equivalents other than exchange rate losses related to foreign currency denominated accounts.

Several of the components of the Company's sample collection kits and CLIA test reagents, IVD products and associated systems, as well as the systems service and service kits, are obtained from single-source suppliers. If these single-source suppliers fail to satisfy the Company's requirements on a timely basis, or are unable to provide the Company with reagents that perform to specifications, the Company could suffer delays in being able to deliver its diagnostic solutions, suffer a possible loss of revenue, or incur higher costs, any of which could adversely affect its operating results.

Through December 31, 2025, the Company has derived most of its revenue from the sale of Decipher Prostate and Afirma testing. To date, Decipher Prostate and Afirma testing have been delivered primarily to physicians in the United States.

The Company is also subject to credit risk from its accounts receivable related to its sales. Credit risk for accounts receivable from testing revenue is incorporated in testing revenue accrual rates as the Company assesses historical collection rates and current developments to determine accrual rates and amounts the Company will ultimately collect. The Company generally does not perform evaluations of customers' financial condition for testing revenue and generally does not require collateral. The Company assesses credit risk and the amount of accounts receivable the Company will ultimately collect for product, biopharmaceutical and other revenue based on collection history, current developments and credit worthiness of the customer. The estimate of credit losses is not material as of December 31, 2025.

The Company's total third-party payers and other customers in excess of 10% of total revenue and their related revenue as a percentage of total revenue were as follows:

	Year Ended December 31,		
	2025	2024	2023
Medicare	33 %	31 %	31 %
UnitedHealthcare	14 %	13 %	11 %
	47 %	44 %	42 %

In the above table, Medicare Advantage plans are included with their associated private payer amounts and Medicare amounts do not include Medicare Advantage.

The Company's significant third-party payers in excess of 10% of total accounts receivable and their related accounts receivable balance as a percentage of total accounts receivable were as follows:

	As of December 31,	
	2025	2024
Medicare	20 %	16 %
UnitedHealthcare	14 %	12 %

Cash Equivalents

The Company considers demand deposits in a bank, money market funds and highly liquid investments with maturities at the time of purchase of three months or less to be cash equivalents.

Short-Term Investments

The Company's short-term investments consist of United States treasury securities and time deposits with a bank with maturities at the time of purchase that were between three months and one year. The Company classifies these investments as held-to-maturity debt securities, which are reported at amortized cost. Discounts or premiums from the purchase of the securities are recognized as a component of interest income in other income (loss), net in the consolidated statements of operations. Investments are initially recorded net of an allowance for expected credit losses, if any, which are remeasured each period and any impairments are recognized as an expense. Unrealized gains and losses are not recognized in income. As of both December 31, 2025 and December 31, 2024, no allowances for expected credit losses had been recorded and there have been no impairment or credit losses on the Company's short-term investments.

Restricted Cash

The Company had deposits of $1.6 million and $1.5 million included in long-term assets as of December 31, 2025 and December 31, 2024, respectively, restricted from withdrawal and held by banks in the form of collateral for irrevocable standby letters of credit held as security for the Company's leases.

Acquisitions

The Company first determines whether a set of assets acquired and liabilities assumed constitute a business and should be accounted for as a business combination. If the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition. Business combinations are accounted for by using the acquisition method of accounting. Under the acquisition method, assets acquired, and liabilities assumed are recorded at their respective fair values as of the acquisition date in the Company's consolidated financial statements. The estimated fair value of intangible assets acquired are based on discounted cash flows utilizing certain assumptions including revenues (such as projected testing volumes, growth rates), discount rates and expected economic life/obsolescence factors of the respective assets. The excess of the fair value of consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Contingent consideration obligations incurred in connection with a business combination are recorded at fair value on the acquisition date and remeasured at each subsequent reporting period until the related contingencies are resolved, with the resulting changes in fair value recorded in general and administrative expense in the consolidated statements of operations.

Supplies and Inventory

Supplies consist of lab supplies and reagents to be used in the performance of testing services. Inventory related to finished and semi-finished goods used in the assembly of diagnostic kits is related to product sales as well as raw materials consumed in the contract manufacturing process. Subsequent to the restructuring proceedings affecting Veracyte SAS in August 2025, the Company no longer maintains inventory associated with product sales or contract manufacturing. Inventory is stated at the lower of cost or net realizable value on a weighted average basis. The Company periodically analyzes supply and inventory levels and expiration dates, and writes down supply or inventory that has become obsolete, that has a cost basis in excess of its net realizable value, or in excess of expected sales requirements as cost of revenue. The Company records an allowance for excess or obsolete supplies and inventory using an estimate based on historical trends and evaluation of near-term expirations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations in the period realized.

Leases

The Company determines if an arrangement is, or contains, a lease at inception. Operating leases are included in right-of-use assets - operating leases and operating lease liabilities in the consolidated balance sheets, representing the right to use an underlying asset for the lease term and the obligation to make lease payments arising from the lease. Right-of-use, or ROU, assets and lease liabilities are recognized at commencement based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments. The ROU assets also include any lease payments made and is adjusted for lease incentives. Lease terms may include options to extend or terminate the lease which are recognized when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease terms. Lease and non-lease components are accounted for as a single lease component. Financing leases are immaterial and are included in property and equipment, net and other liabilities in the consolidated balance sheets. Leases with terms of 12 months or less are not recorded on our balance sheet.

Finite-lived Intangible Assets

Finite-lived intangible assets consist of intangible assets acquired as part of business combinations. The Company amortizes finite-lived intangible assets using the straight-line method over their estimated useful lives of 5 to 15 years, based on management's estimate of the period over which their economic benefits will be realized, product life and patent life. The Company tests these finite-lived intangible assets for impairment when events or circumstances indicate a reduction in the fair value below their carrying amounts. The Company recorded impairment charges of $2.7 million and $66.9 million for the years ended December 31, 2024 and 2023. There was no impairment of finite-lived intangible assets recorded for the year ended December 31, 2025. See Note 5, Balance Sheet Components, for more information on impairment testing.

Indefinite-lived Intangible Assets

Indefinite-lived intangible assets consist of in-process research and development, or IPR&D, acquired as part of business combinations. The IPR&D is not amortized until it becomes commercially viable and placed in service. At the time when the intangible assets are placed in service the Company will determine a useful life. The Company also tests these indefinite-lived intangible assets for impairment when events or circumstances indicate a reduction in the fair value below their carrying amounts. There was no impairment of indefinite-lived intangible assets for the years ended December 31, 2025, 2024 or 2023.

Other Long-Lived Assets — Impairment Assessment

The Company tests other long-lived assets for impairment on an annual basis and regularly reviews other long-lived assets to determine if any event has occurred that may indicate that the carrying values of other long-lived assets are impaired. If indicators of impairment exist, the Company assess the recoverability of the affected assets by determining whether their carrying amounts exceed their undiscounted expected future cash flows. If the affected assets are not recoverable, the Company estimates the fair value of the assets and records an impairment loss if the carrying value exceeds the fair value. Factors that may indicate potential impairment include significant changes in the ability of an asset to generate positive cash flows and the pattern of utilization of a particular asset. The Company recorded impairment charges of $20.5 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively. There was no impairment of other long-lived assets recorded for the year ended December 31, 2023. See Note 5, Balance Sheet Components, for more information on impairment testing.

Goodwill

Goodwill, is reviewed for impairment on an annual basis or more frequently if events or circumstances indicate that it may be impaired. The Company's goodwill evaluation is based on both qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. The Company has determined that it operates in a single segment and has a single reporting unit associated with the development and commercialization of diagnostic products. In the event the Company determines that it is more likely than not the carrying value of the reporting unit is higher than its fair value, quantitative testing is performed comparing recorded values to estimated fair values. If impairment is present, the impairment loss is measured as the excess of the recorded goodwill over its implied fair value. There was no impairment of goodwill for the years ended December 31, 2025, 2024 or 2023.

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities.

See Note 6, Fair Value Measurements, for further information on the fair value of the Company's financial instruments.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of ASC 606, *Revenue from Contracts with Customers*, or ASC 606. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. Performance obligations are considered satisfied once the Company has completed a service or transferred control of a product to the customer.

In arrangements involving more than one service or good, each required service or good is evaluated to determine whether it qualifies as a distinct performance obligation based on whether (i) the customer can benefit from the service or good either on its own or together with other resources that are readily available and (ii) the service or good is separately identifiable from other promises in the contract. The consideration under the arrangement is then allocated to each separate distinct performance obligation based on its respective relative stand-alone selling price. The estimated selling price of each deliverable reflects the Company's best estimate of what the selling price would be if the deliverable was regularly sold by the Company on a stand-alone basis or using an adjusted market assessment approach if selling price on a stand-alone basis is not available. The consideration allocated to each distinct performance obligation is recognized as revenue when control is transferred which may be at a point in time or over time.

Testing Revenue

The Company recognizes testing revenue from the sale of tests performed for customers, including patients and institutions, at the time test results are reported to physicians. Most tests requested by customers are sold without a written agreement; however, the Company determines that an implied contract exists with its customers for whom a physician will order the test. The Company identifies each sale of its test to a customer as a single performance obligation. A stated contract price does not exist and the transaction price for each implied contract with a customer represents variable consideration. The Company uses the expected value method of estimating variable consideration. The Company estimates the variable consideration under the portfolio approach and considers the historical reimbursement data from third-party commercial and governmental payers and patients, as well as known or anticipated reimbursement trends not reflected in the historical data. The Company monitors the estimated amount to be collected in the portfolio at each reporting period based on actual cash collections in order to assess whether a revision to the estimate is required. Both the estimate and any subsequent revision contain uncertainty and require the use of significant judgment in the estimation of the variable consideration and application of the constraint for such variable consideration. The Company analyzes its actual cash collections over the expected reimbursement period and compares it with the estimated variable consideration for each payer group and any difference is recognized as an adjustment to estimated revenue after the expected reimbursement period, subject to assessment of the risk of future revenue reversal. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $6.2 million, $11.8 million, and $7.8 million as revenue, respectively, resulting from cash collections exceeding the estimated variable consideration related to tests reported in previous years, including revenue received from successful appeals of reimbursement denials, net of recoupments.

Product Revenue

The Company's product revenue primarily consists of the Prosigna IVD breast cancer assay, related diagnostic kits and services. Product revenue from diagnostic kits is generally recognized upon shipment from the contract manufacturer. Shipping and handling costs incurred for product shipments are included in product revenue. Revenue is presented net of the taxes that are collected from customers and remitted to governmental authorities.

Biopharmaceutical and Other Revenue

From time to time, the Company enters into arrangements to license or provide access to its assets or services, including clinical and testing services, research and development, as well as other services, which are classified under biopharmaceutical and other revenue. Such arrangements may require the Company to deliver various rights, data, test results, services and/or samples, including intellectual property rights/licenses and biopharmaceutical research and development services. The Company receives consideration in the form of upfront license fees; payments on delivery of data or test results; costs of service plus margin; and development and commercial performance milestone payments.

The Company develops estimates and assumptions to determine the underlying stand-alone selling price for each performance obligation which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include independent evidence of market price, forecasted revenue or costs, development timelines, discount rates, and probabilities of technical and regulatory success. The Company evaluates each performance obligation to determine if the obligation can be satisfied at a point in time or over time, and it measures the services delivered to the collaborative partner which are periodically reviewed based on the progress of the related program. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. The effect of any change made to an estimated input component and, therefore revenue or expense recognized, would be recorded as a change in estimate. In addition, variable consideration must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

At the inception of each arrangement that includes milestone payments (variable consideration), the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. Milestone payments that are not within either party's control, such as non-operational developmental and regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of milestones that are within either party's control, such as operational developmental milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Revisions to the Company's estimate of the transaction price may also result in negative revenue and earnings in the period of adjustment. One collaboration arrangement with milestone payments falls under the scope of ASC Topic 808, *Collaborative Arrangements*, or ASC 808. These milestone payments are recognized in the same manner as milestone payments from customers and are classified under biopharmaceutical and other revenue.

Accounts receivable from biopharmaceutical and other revenue was $3.6 million and $3.8 million at December 31, 2025 and 2024, respectively. There was $1.2 million and $1.7 million of deferred revenue related to these agreements at December 31, 2025 and 2024, respectively.

Revenue included in biopharmaceutical and other revenue for the years ended December 31, 2025, 2024 and 2023 was as follows (in thousands of dollars):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Biopharmaceutical revenue	$	6,536	$	7,149	$	13,874
Contract manufacturing and testing		3,128		6,004		5,047
Total	$	9,664	$	13,153	$	18,921

Cost of Testing Revenue

The components of the Company's cost of testing revenue are laboratory expenses, sample collection expenses, compensation expense, license fees and royalties, depreciation, other expenses such as equipment and laboratory supplies, and allocations of facility and information technology expenses. Costs associated with performing tests are expensed as the test is processed regardless of whether and when revenue is recognized with respect to that test.

Cost of Product Revenue

Cost of product revenue consists primarily of costs of diagnostic kit components and reagents, labor, delivery costs and royalties for licensed technologies included in the Company's products. Subsequent to the restructuring proceedings affecting Veracyte SAS in August 2025, the costs of diagnostic kit components and reagents and labor costs are paid to a third-party contract manufacturer. The cost of the finished product is recognized in the period the related revenue is recognized.

Cost of Biopharmaceutical and Other Revenue

Cost of biopharmaceutical and other revenue consists of costs of performing activities under arrangements that require the Company to license or provide access to its assets or laboratory testing services, as well as costs incurred in providing contracted research and development and manufacturing activities. These costs are mainly composed of compensation, manufacturing and laboratory supplies, and pass-through costs. Following the restructuring proceedings affecting Veracyte SAS, as of August 2025 Veracyte SAS no longer provides biopharmaceutical services, contract manufacturing or contract development services.

Research and Development

Research and development expenses include expenses incurred to collect clinical samples and conduct clinical studies to develop and support its products and pipeline, as well as develop future technology. These expenses consist of compensation expenses, direct research and development expenses such as laboratory supplies and costs associated with setting up and conducting clinical studies at domestic and international sites, professional fees, depreciation and amortization, other miscellaneous expenses and allocation of facility and information technology expenses. The Company expenses all research and development costs in the periods in which they are incurred.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. The Company's assessment of an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is more-likely-than-not of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit may change as new information becomes available.

Stock-based Compensation

Stock-based compensation expense for stock options issued to employees and non-employees is measured based on the grant-date fair value of the award. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. Stock-based compensation expense for restricted stock units, or RSUs, is measured based on the fair value of the award, which is determined based upon the closing price of the Company's common stock on the date of the grant.

The Company grants performance-based stock units, or PSUs, to certain employees which vest upon the achievement of certain performance conditions, subject to the employees' continued service with the Company. The probability of vesting is assessed at each reporting period and compensation cost is adjusted based on this probability assessment.

The Company recognizes compensation costs on a straight-line basis for all employee stock-based compensation awards that are expected to vest over the requisite service period of the awards, which is generally the awards' vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Net Income (Loss) per Share

Basic earnings (loss) per share, or EPS, is computed based on the weighted average number of common shares outstanding during the period. Diluted EPS is computed based on the sum of the weighted average number of common shares and potentially dilutive common shares outstanding during the period. In loss periods, basic and diluted loss per share are identical since the effect of potentially dilutive common shares is antidilutive and therefore excluded. Potentially dilutive common shares from equity awards are determined using the average share price for each period under the treasury stock method. In addition, proceeds from exercises of equity awards and the average amount of unrecognized compensation expense for equity awards are assumed to be used to repurchase shares.

French Research Tax Credits

French research tax credits (crédit d'impôt recherche, or CIR) were generated by the Company's wholly owned subsidiary, Veracyte SAS, in connection with its research efforts performed in Marseille, France. The Company recognized other income from the CIR over time based on when the research and development expenses were incurred. Subsequent to the restructuring proceedings affecting Veracyte SAS, beginning in August 2025 the Company no longer receives the CIR.

Foreign Currency Translation

The functional currency of the Company's French subsidiary, Veracyte SAS, was the Euro. The functional currency of the Company's Israeli subsidiary, C2i Genomics, Ltd., is the Shekel. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using the exchange rates at the balance sheet date. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders' equity. Revenues and expenses from the Company's foreign subsidiaries are translated using the monthly average exchange rates in effect during the period in which the transactions occur. Foreign currency transaction gains and losses are recorded in other income, net, on the consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in stockholders' equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders. The Company's comprehensive income (loss) includes the Company's net income (loss), gains and losses from the foreign currency translation of the assets and liabilities of our foreign subsidiaries, and the release of accumulated translation adjustment.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. This update requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. The Company adopted the standard for the year ended December 31, 2025, resulting in the additional disclosures included in Note 10, Income Taxes.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* ASU 2024-03 will require public business entities to disclose in the notes to the financial statements, at each interim and annual reporting period, specific information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each expense caption presented on the face of the income statement, and the total amount of an entity's selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

3. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted EPS (in thousands, except per-share amounts):

	Year Ended December 31,		
	2025	**2024**	**2023**
Numerator for basic and diluted EPS — net income (loss) (A)	$ 66,353	$ 24,138	$ (74,404)
Denominator for basic EPS — weighted average shares (B)	78,584	76,485	72,644
Effect of potentially dilutive common stock from:			
Shares of common stock subject to outstanding options	502	553	—
Restricted stock units	1,440	1,087	—
Employee stock purchase plan	47	38	—
Dilutive potential common shares	1,989	1,678	—
Denominator for diluted EPS — adjusted weighted average shares and assumed conversions (C)	80,573	78,163	72,644
Basic EPS (A / B)	$ 0.84	$ 0.32	$ (1.02)
Diluted EPS (A / C)	$ 0.82	$ 0.31	$ (1.02)
Common stock equivalent shares excluded from the dilutive calculation due to antidilutive effect:			
Shares of common stock subject to outstanding options	493	1,802	3,821
Restricted stock units	41	90	2,714
Employee stock purchase plan	—	—	35
Anti-dilutive potential common shares	534	1,892	6,570

4. Business Combination

On February 5, 2024, or the Closing Date, the Company acquired 100% of the outstanding equity interests of C2i, or the C2i Acquisition. C2i was a privately-held company that developed a novel method for estimating tumor burden in cancer patients by analyzing a patient's cell free DNA sequence and offered post-treatment monitoring of cancer recurrence and progression by analyzing subtle changes in the pattern of the tumor's DNA. The consideration to acquire C2i was $100.2 million, comprised of $73.3 million in the form of approximately 2.7 million shares of the Company's common stock based on the Company's share price on the Closing Date, $0.8 million of pre-combination portion of replacement stock options issued to C2i's continuing employees, and $17.2 million of contingent consideration that was agreed to be paid on achievement of certain milestones prior to January 1, 2026 and the remainder in cash. During the years ended December 31, 2025 and 2024, milestones were achieved resulting in payments of $0.7 million and $5.0 million, respectively. On January 1, 2026, the remaining milestones had not been achieved and the contingent obligation expired.

Assets acquired and liabilities assumed were recorded based on valuations derived from estimated fair value assessments and assumptions used by the Company.

5. Balance Sheet Components

Supplies and Inventory

As of December 31, 2025 and 2024, supplies and inventory consisted of the following (in thousands of dollars):

	December 31, 2025	December 31, 2024
Supplies	$ 20,546	$ 17,876
Inventory	—	3,874
Total supplies and inventory	$ 20,546	$ 21,750

Property and Equipment, Net

Property and equipment consisted of the following (in thousands of dollars):

	December 31,	
	2025	2024
Leasehold improvements	$ 12,377	$ 10,625
Laboratory equipment	36,717	33,729
Computer equipment	7,039	6,959
Software, including software developed for internal use	6,856	6,878
Furniture and fixtures	2,683	4,045
Construction-in-process	—	106
Total property and equipment, at cost	65,672	62,342
Accumulated depreciation	(43,480)	(39,389)
Total property and equipment, net	$ 22,192	$ 22,953

Depreciation expense was $8.3 million, $8.6 million and $6.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Intangible Assets, Net

Intangible assets include finite-lived product technology, customer relationships, licenses and trade names and indefinite-lived in-process research and development. Intangible assets consisted of the following (in thousands of dollars):

	December 31, 2025			December 31, 2024			Weighted Average Remaining Amortization Period (Years)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	
Percepta product technology	$ 16,000	$ (11,467)	$ 4,533	$ 16,000	$ (10,400)	$ 5,600	4.2
Prosigna product technology	4,120	(1,671)	2,449	4,120	(1,396)	2,724	8.9
Decipher product technology	97,300	(43,558)	53,742	90,000	(34,234)	55,766	6.4
Decipher trade names	4,000	(3,843)	157	4,000	(3,043)	957	0.2
C2i developed technology	25,300	(3,233)	22,067	25,300	(1,546)	23,754	13.1
Total finite lived intangibles	146,720	(63,772)	82,948	139,420	(50,619)	88,801	8.1
In-process research and development	6,200	—	6,200	13,500	—	13,500	
Total intangible assets	$ 152,920	$ (63,772)	$ 89,148	$ 152,920	$ (50,619)	$ 102,301	

Amortization of the finite-lived intangible assets is recognized on a straight-line basis. Amortization of $13.2 million, $14.8 million and $20.6 million was recognized for the years ended December 31, 2025, 2024, and 2023, respectively.

The estimated future aggregate amortization expense as of December 31, 2025 is as follows (in thousands of dollars):

Year Ending December 31,	Amounts
2026	$ 12,672
2027	12,515
2028	12,515
2029	12,515
2030	11,715
Thereafter	21,016
Total	$ 82,948

Impairment of Assets

On July 16, 2025, the Marseille Commercial Court published a decision approving the divestiture of the contract manufacturing portion of the Company's French subsidiary, Veracyte SAS, to Helio Diagnostics SAS, effective August 1, 2025. The remaining assets of Veracyte SAS will be managed by the judicial administrator until such time that the Marseille Commercial Court appoints a judicial liquidator to solely initiate and manage liquidation proceedings. Effective August 1, 2025, the Company ceased to have a controlling interest in Veracyte SAS. As the Company began judicial restructuring proceedings affecting Veracyte SAS with the Marseille Commercial Court in the second quarter of 2025, the Company evaluated whether the associated assets of Veracyte SAS were impaired. The Company concluded, during the second quarter of 2025, that the long-lived assets of the Veracyte SAS asset group were not recoverable. As a result, the Company recorded a $20.5 million non-cash impairment charge for the year ended December 31, 2025. The impairment related primarily to the Company's right-of-use assets; property, plant, and equipment; and certain tax credits. The impairment is included within the impairment of assets in the consolidated statement of operations. The divestiture did not meet the criteria for discontinued operations under ASC 205-20 as the Company concluded it does not represent a strategic shift in the Company's operations.

During 2024, the Company concluded it had a triggering event requiring assessment of impairment for certain of its long-lived assets related to declines in future revenue expectations in the Company's IVD services. As a result, the Company reviewed the long-lived assets for impairment and recorded a $2.7 million impairment charge associated with its HalioDx developed technology, customer relationships and customer backlog finite-lived intangible assets. Impairment of assets for the year ended December 31, 2024 also includes $0.6 million of impairment right-of-use and fixed assets in relation to exiting the C2i Watertown, Massachusetts facility.

During 2023, the Company concluded it had a triggering event requiring assessment of impairment for certain of its long-lived assets in conjunction with management's decision to adopt a multi-platform IVD strategy. Management believes that a multi-platform strategy will enable the Company to more rapidly reach more patients globally with its tests. As a result, the Company reviewed the long-lived assets for impairment and recorded a $34.9 million impairment charge associated with its nCounter Dx license finite-lived intangible asset. In addition, during 2023, the Company concluded that it had a triggering event requiring assessment of impairment for certain of its long-lived assets related to HalioDx biopharmaceutical services. This determination was due to spending constraints across the industry and loss of customers, which resulted in a significant decline in management's current and future revenue and cash flow expectations for this product offering. As a result, the Company recorded a $32.0 million impairment charge associated with its HalioDx developed technology, customer relationships and customer backlog finite-lived intangible assets. Both impairments are recorded within impairment of assets on the consolidated statement of operations.

The Company assessed the impairment of the intangible assets using an income approach which involved significant unobservable inputs, which are Level III inputs, including revenue projections and cash flow projections. This method is consistent with the methods the Company employed in prior periods to value other long-lived assets.

Deconsolidation of Wholly-Owned Subsidiary

Effective August 1, 2025, the Company ceased to have a controlling interest in its wholly-owned French subsidiary, Veracyte SAS. Accordingly, the Company derecognized the related assets and liabilities from its consolidated financial statements. Prior to deconsolidation, the operating results and cash flows of Veracyte SAS were included in the Company's consolidated financial statements. The Company has no continuing involvement with Veracyte SAS and has entered into a contract manufacturing agreement with Helio Diagnostics SAS, an unrelated party, for the manufacture of certain IVD products.

In accordance with ASC 810, *Consolidation*, the Company recognized a loss on deconsolidation of approximately $6.7 million, which is included in other income, net in the consolidated statements of operations for the year ended December 31, 2025. The Company recognized outstanding accounts payable to the subsidiary at the time of deconsolidation for intercompany purchases from the subsidiary. The functional currency of Veracyte SAS was the Euro. With the deconsolidation of Veracyte SAS, the Company released the related accumulated foreign currency translation adjustment from accumulated other comprehensive income into earnings. The loss on deconsolidation was calculated as the carrying amount of the former subsidiary's net liabilities as of the deconsolidation date less the release of the accumulated foreign currency translation, recording of accounts payable and other expenses. The deconsolidation did not have a material effect on the Company's ongoing operations or liquidity. The fair market value of Veracyte SAS was deemed to be zero, consequently no goodwill was allocated.

The following table summarizes the major classes of assets and liabilities of Veracyte SAS that were deconsolidated as of August 1, 2025 (in thousands of dollars):

	Amounts
Current assets:	
Cash and cash equivalents	$ 2,845
Accounts receivable	2,087
Supplies and inventory	4,318
Prepaid expenses and other current assets	3,751
Total current assets	13,001
Property, plant and equipment, net	804
Right-of-use assets, operating leases	673
Total assets deconsolidated	14,478
Current liabilities:	
Accounts payable	(3,171)
Accrued liabilities	(6,004)
Total current liabilities	(9,175)
Operating lease liabilities	(9,459)
Total liabilities deconsolidated	(18,634)
Net liabilities deconsolidated	$ (4,156)

The loss on deconsolidation was calculated as follows (in thousands of dollars):

	Twelve Months Ended December 31, 2025
Net liabilities deconsolidated	$ (4,156)
Release of accumulated translation adjustment	8,295
Recording of accounts payable to subsidiary	769
Other expenses	1,800
Net loss on deconsolidation	$ 6,708

Net cash outflows arising from the deconsolidation of the subsidiary was $2.9 million during the year ended December 31, 2025 related to the balance of cash and cash equivalents deconsolidated.

Goodwill

Goodwill was $767.2 million and $745.8 million as of December 31, 2025 and 2024, respectively. The changes in the carrying amounts of goodwill during the year ended December 31, 2025 were due to foreign currency translation. The Company has not recorded any impairment related to goodwill.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands of dollars):

	December 31,		
	2025		2024
Accrued compensation expense	$ 27,459	$	30,595
Accrued other	21,342		13,231
Total accrued liabilities	$ 48,801	$	43,826

6. Fair Value Measurements

The Company records certain of its financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value and clarifies the definition of fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level I: Inputs which include quoted prices in active markets for identical assets and liabilities;

- Level II: Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level III: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of certain financial instruments of the Company, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. The fair value of the Company's financial assets includes treasury bills, money market funds and deposits for leases of the Company's facilities. Included in cash and cash equivalents as of December 31, 2025 and 2024 were $50.3 million and $50.4 million, respectively, of treasury bills with maturities at the time of purchase of three months or less, which are Level I assets as described above. Money market funds, included in cash and cash equivalents in the accompanying consolidated balance sheets, was $29.3 million and $1.6 million as of December 31, 2025 and 2024, respectively, and are Level I assets as described above. The deposits for the leases, included in restricted cash, was $1.6 million and $1.5 million as of December 31, 2025 and 2024 respectively, and are Level I assets. There were no transfers between Levels 1, 2 or 3 for the years ended December 31, 2025, 2024, and 2023.

As part of the Company's agreement to acquire the exclusive global diagnostic license to the nCounter Analysis System, the Company may pay up to an additional $10.0 million in cash, contingent upon first achievement or occurrence, by or on behalf of the Company, of the commercial launch of the first, second and third diagnostic tests for use on the nCounter multiplex analysis system. This contingency was valued at $6.1 million as of the acquisition date and is remeasured to fair value at each reporting date until the contingent consideration is settled, with the corresponding changes included in general and administrative expense in the Company's consolidated statements of operations. As of December 31, 2025 and 2024, this contingency was remeasured to $1.6 million and $3.2 million, respectively. For the years ended December 31, 2025 and 2023, reversal of expenses of $1.7 million and $5.4 million were recorded. For the year ended December 31, 2024, expense of $0.1 million was recorded. As of December 31, 2025, the achievement of one of the milestones is forecasted to occur within the next 12 months. As a result, $1.3 million of the contingent consideration is included in short-term liabilities at December 31, 2025.

The contingent consideration related to the C2i Acquisition as discussed in Note 4, Business Combination, is dependent on the achievement of certain milestones on or before January 1, 2026 and is payable in cash or shares of the Company's common stock, at the Company's election, of up to $25 million and was valued at $17.2 million. The fair value of the contingent consideration related to the C2i Acquisition will be remeasured to fair value at each reporting date until the contingent consideration is settled or expires, with the corresponding changes included in general and administrative expense. As of December 31, 2025 and 2024, this contingency was remeasured to zero and $14.3 million, respectively. For the years ended December 31, 2025 and 2024, a reversal of expense of $13.6 million and an expense of $2.1 million, respectively, was recorded. During the years ended December 31, 2025 and 2024, milestones were achieved resulting in payments of $0.7 million and $5.0 million, respectively. On January 1, 2026, the remaining milestones had not been achieved and the contingent obligation expired.

The fair value of contingent consideration includes inputs that are not observable in the market and thus represents a Level III financial liability. The estimation of the fair value of the contingent consideration is based on the present value of the expected payments calculated by assessing the likelihood of when the related milestones would be achieved and estimating the Company's borrowing rate. These estimates form the basis for making judgments about the carrying value of the contingent consideration that are not readily apparent from other sources. Changes to the forecasts for the achievement of the milestones and the borrowing rate can significantly affect the estimated fair value of the contingent consideration. As of December 31, 2025 and 2024, the Company calculated the estimated fair value of the milestones using the following significant unobservable inputs:

	Value or Range (Weighted-Average)	
Unobservable input	**December 31, 2025**	**December 31, 2024**
Discount rate	4.8%	5.1% - 6.2% (5.3%)
Probability of achievement	4% - 40% (34%)	10% - 90% (86%)

Short-Term Investments Held-to-Maturity

The Company's short-term investments consist of United States treasury securities with maturities, at the time of purchase, that were between three months and one year. The Company classifies these investments as held-to-maturity debt securities, which are reported at amortized cost, and are Level I assets as described above. As of December 31, 2025 and 2024, short-term investments comprised United States treasury bills recorded at amortized cost of $50.3 million and $50.4 million, with fair values of approximately $50.4 million and $50.4 million, respectively. As of December 31, 2025 and 2024, gross unrealized gains on short-term investments were $0.1 million and zero, respectively. As part of its banking partner diversification efforts, the Company sold $40.0 million United States treasury bills with an amortized cost of $39.8 million, netting proceeds of $39.8 million and realized a gross gain of $13 thousand during the year ended December 31, 2023. No realized gains or losses on short-term investments were recognized in 2025 or 2024.

7. Commitments and Contingencies

Operating Leases

The Company leases office and laboratory facilities in the United States, including in South San Francisco and San Diego, California and Austin, Texas, and leases certain equipment under various non-cancelable lease agreements. Effective August 2025, in connection with the restructuring proceeding in Veracyte SAS, the Company is no longer a party to its lease in Marseille, France. The lease terms of the Company's leases as of December 31, 2025 extend to March 2040 and contain extension of lease term and expansion options. The leases have a weighted average remaining lease term of 11.2 years as of December 31, 2025. The Company had deposits of $1.6 million and $1.5 million included in long-term assets as of December 31, 2025 and 2024, respectively, restricted from withdrawal and held by banks in the form of collateral for irrevocable standby letters of credit held as security for the leases.

The Company determined its operating lease liabilities using payments through their current expiration dates and a weighted average discount rate of 11.4% based on the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments in a similar economic environment. Operating lease liabilities along with the associated ROU assets are disclosed in the accompanying consolidated balance sheets. After the adoption of ASC 842, *Leases*, the Company classified its deferred rent for tenant improvements with its operating lease ROU assets on the consolidated balance sheets.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2025 are as follows (in thousands of dollars):

Year Ending December 31,	Amounts
2026	$ 4,314
2027	6,999
2028	7,173
2029	6,858
2030	7,055
Thereafter	40,406
Total future minimum lease payments	72,805
Less: amount representing interest	33,151
Present value of future lease payments	39,654
Less: short-term lease liabilities	4,051
Long-term lease liabilities	$ 35,603

The Company recognizes operating lease expense on a straight-line basis over the non-cancelable lease period. The following table summarizes operating lease expense and cash paid for amounts included in the measurement of lease liabilities (in thousands of dollars):

	Year Ended December 31,		
	2025	2024	2023
Operating lease expense	$ 8,049	$ 6,668	$ 5,265
Cash paid for amounts included in the measurement of lease liabilities	$ 7,497	$ 7,176	$ 5,365

Supplies Purchase Commitments

The Company had non-cancelable purchase commitments with suppliers to purchase a minimum quantity of supplies within the next twelve months for approximately $44.0 million at December 31, 2025.

Contingencies

From time to time, the Company may be involved in various legal proceedings and claims arising in the ordinary course of business. Although the outcomes of such matters cannot be predicted with certainty, the Company believes there is no litigation pending that could have, either individually or in the aggregate, a material adverse impact on the Company's consolidated financial statements.

On May 1, 2025, the Company filed a complaint in federal court in the Eastern District of Texas alleging that Sonic Healthcare USA, Inc., the healthcare company that is believed to offer ThyroSeq v3, is infringing three of the Company's patents related to molecular testing of thyroid nodules. The complaint seeks treble damages, attorneys' fees and costs as well as injunctive relief. On June 4, 2025, the Company filed an amended complaint asserting two additional patents. On July 21, 2025, Sonic Healthcare USA, Inc. filed an answer and a motion to dismiss. The court denied Sonic Healthcare USA, Inc.'s motion to dismiss on January 20, 2026. The jury trial is currently scheduled for January 25, 2027.

8. Stockholders' Equity

Common Stock

The Company's Restated Certificate of Incorporation authorizes the Company to issue 125,000,000 shares of common stock with a par value of $0.001 per share. The holder of each share of common stock shall have one vote for each share of stock. The common stockholders are also entitled to receive dividends whenever funds and assets are legally available and when declared by the board of directors, subject to the prior rights of holders of all series of convertible preferred stock outstanding. No dividends have been declared as of December 31, 2025.

As of December 31, 2025 and 2024, the Company had reserved shares of common stock for issuance as follows:

	December 31,	
	2025	**2024**
Stock options and restricted stock units issued and outstanding	4,806,993	5,773,382
Stock options and restricted stock units available for grant under stock option plans	10,937,821	8,971,566
Common stock available for the Employee Stock Purchase Plan	895,255	1,051,407
Total	16,640,069	15,796,355

9. Stock Incentive Plans

Stock Plans

On June 8, 2023, the Company's stockholders approved the Company's 2023 Equity Incentive Plan, as amended to the date hereof, or the 2023 Plan. The 2023 Plan, which became effective on June 8, 2023, serves as the successor to the Company's 2013 Stock Incentive Plan, or the Prior Plan, and will terminate 10 years after the date approved by the Company's board of directors. The 2023 Plan initially reserved for issuance 5,306,156 shares, which equaled the number of reserved shares available for grant under the Prior Plan as of June 8, 2023, which was subsequently increased to 12,806,156 shares. In addition, the number of (a) shares of common stock that are subject to awards granted under the Prior Plan that cease to be subject to such awards by forfeiture or otherwise after the effective date, (b) shares of common stock issued under the Prior Plan, including shares of common stock issued pursuant to the exercise of stock options, that are forfeited after the effective date, (c) shares of common stock issued under the Prior Plan that are repurchased by the Company at the original issue price after the effective date, (d) shares of common stock that are subject to awards granted under the Prior Plan that are settled in cash after the effective date, and (e) shares of common stock that are subject to awards under the Prior Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to an award after the effective date, is also reserved and eligible for issuance by the Company upon the exercise or settlement of awards to be granted under the 2023 Plan. The 2023 Plan permits the granting of stock options, restricted stock units, or RSUs, restricted stock awards, stock bonus awards, stock appreciation rights and performance awards to employees, consultants, and outside directors of the Company. Options granted may be either ISOs or NSOs. As of December 31, 2025, 10,937,821 shares were available for future issuance under the 2023 Plan.

Stock options are governed by stock option agreements between the Company and recipients of stock options. Incentive stock options (ISOs), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options (NSOs), may be granted under the 2023 Plan at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant, determined by the Compensation Committee of the board of directors. Options become exercisable and expire as determined by the Compensation Committee, provided that the term of ISOs may not exceed ten years from the date of grant. Stock option agreements may provide for time-based and/or performance-based vesting as well as for accelerated exercisability in the event of an optionee's death, disability, or retirement or other events.

RSUs are governed by restricted stock unit agreements between the Company and recipients of RSUs. RSUs may be granted under the 2023 Plan and the number of stock units awarded are determined by the Compensation Committee of the board of directors. RSUs vest and expire as determined by the Compensation Committee. RSU agreements may provide for time-based and/or performance-based vesting as well as for accelerated vesting in the event of a RSU holder's death, disability, or retirement or other events.

Pursuant to the 2023 Plan, no non-employee director may receive awards under the 2023 Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in value in any calendar year ($1,500,000 in the calendar year in which such non-employee director first joins the board of directors). Awards under the 2023 Plan may be granted to non-employee directors, may be automatically made pursuant to a policy adopted by the Board of Directors, or made from time to time as determined in the discretion of the Board of Directors. In the event of a change in control transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (as applicable) in full upon the consummation of such event at such times and on such conditions as the Compensation Committee determines.

The following table summarizes activity under the Company's stock incentive plans (aggregate intrinsic value in thousands):

	Stock Options Outstanding and Unvested Restricted Stock Units	Weighted Average Exercise Price of Stock Options	Weighted Average Remaining Contractual Life of Stock Options (Years)	Aggregate Intrinsic Value of Stock Options
Balance—December 31, 2024	5,773,382	$ 25.11	5.74	$ 38,056
Granted - restricted stock units	1,423,977			
Canceled	(472,983)	10.59		
Exercised	(591,008)	18.66		
Restricted stock units vested	(1,326,375)			
Balance—December 31, 2025	4,806,993	$ 26.41	5.28	$ 28,887
Options vested and exercisable—December 31, 2025	1,513,876	$ 26.86	5.00	$ 24,680
Options vested and expected to vest—December 31, 2025	1,722,236	$ 26.44	5.26	$ 28,580

The aggregate intrinsic value was calculated as the difference between the exercise price of the options to purchase common stock and the fair market value of the Company's common stock, which was $42.10 and $39.60 per share as of December 31, 2025 and 2024, respectively.

No options to purchase common stock were granted for the years ended December 31, 2025 and 2024. The weighted average fair value of options was $14.90 for the year ended December 31, 2023.

The aggregate estimated grant date fair value of employee options to purchase common stock vested during the years ended December 31, 2025, 2024 and 2023 was $5.4 million, $9.8 million and $8.1 million, respectively.

The intrinsic value of stock options exercised was $11.2 million, $15.5 million and $9.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The weighted average fair value of RSUs granted was $32.41 and $23.77 for the years ended December 31, 2025, and 2024, respectively. The intrinsic value of RSUs vested was $40.8 million and $27.1 million for the years ended December 31, 2025 and 2024, respectively.

Included in RSUs granted for 2025, 2024 and 2023 are PSUs with a grant date fair value for remaining participants of $8.4 million, $7.0 million and $4.7 million, respectively. These PSUs vest based on the achievement of certain performance conditions, subject to the employees' continued service with the Company. For the years ended December 31, 2025 and 2024 and 2023, the Company recorded $8.8 million, $3.4 million and $0.7 million, respectively, of expense related to these PSUs.

Employee Stock Purchase Plan

The Company's stockholders approved the Company's ESPP in May 2015 and approved an amendment and restatement of the Company's ESPP in June 2020. The ESPP provides eligible employees with an opportunity to purchase common stock from the Company and to pay for their purchases through payroll deductions. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the Compensation Committee of the Company's board of directors may specify offerings with a duration of not more than 12 months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase common stock for employees participating in the offering.

Pursuant to the ESPP, the purchase price will be 85% of the fair market value per share of the Company's common stock on either the offering date or on the purchase date, whichever is less.

The Company's board of directors has determined that the offering periods will begin each calendar year on August 1 and February 1, will be twelve (12) months in duration and include two (2) purchase periods, each purchase period lasting six (6) months. The Company's board of directors has determined that the purchase price will be 85% of the fair market value per share of the Company's common stock on either the offering date, which is the first trading day of the offering period, or the purchase date, which is the last trading day of the purchase period, whichever is less. The length of the offering period, the purchase period and the purchase price may not be changed without the approval of the independent members of the Compensation Committee of the Company's board of directors. If the fair market value of a share of the Company's common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

No employee is permitted to accrue, under the ESPP, a right to purchase stock of the Company having a value in excess of $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. As of December 31, 2025, 895,255 shares of common stock were reserved for issuance under the ESPP.

Stock-based Compensation

The following table summarizes stock-based compensation expense related to stock options, RSUs and the ESPP for the years ended December 31, 2025, 2024 and 2023, and are included in the consolidated statements of operations as follows (in thousands of dollars):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 2,286	$ 2,319	$ 1,779
Research and development	7,919	7,511	5,277
Selling and marketing	8,317	6,897	9,588
General and administrative	25,079	19,522	16,497
Total stock-based compensation expense	$ 43,601	$ 36,249	$ 33,141

As of December 31, 2025, the Company had $60.9 million of unrecognized compensation expense related to unvested stock options and RSUs, which is expected to be recognized over an estimated weighted-average period of 2.2 years.

The estimated grant-date fair value of stock options was calculated using the Black-Scholes option-pricing model, based on the following assumptions.

- *Expected Term*: The expected term represents the period that the options granted are expected to be outstanding, and is determined using the Company's historical data.
- *Expected Volatility*: The Company uses the historical volatility of its common stock.

- *Risk-Free Interest Rate*: The Company based the risk-free interest rate over the expected term of the options based on the constant maturity rate of U.S. Treasury securities with similar maturities as of the date of the grant.
- *Expected Dividend Yield*: The Company has not paid and does not anticipate paying any dividends in the near future. Therefore, the expected dividend yield was zero.

No employee stock options were granted in 2025 or 2024. During the year ended December 31, 2023, the estimated grant-date fair value of employee stock options using the Black-Scholes option-pricing model was based on the following assumptions:

	Year Ended December 31, 2023
Weighted-average volatility	68.82 - 69.78%
Weighted-average expected term (years)	5.44 - 5.66
Risk-free interest rate	3.51 - 4.72%
Expected dividend yield	—

The estimated grant date fair value of the ESPP shares was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Year Ended December 31,		
	2025	2024	2023
Weighted-average volatility	46.68% - 54.09%	46.29 - 51.73%	54.86 - 83.69%
Weighted-average expected term (years)	0.50 - 1.00	0.50 - 1.00	0.50 - 1.00
Risk-free interest rate	3.83% - 4.24%	4.57 - 5.09%	4.61 - 5.46%
Expected dividend yield	—	—	—

10. Income Taxes

The Company generated a pre-tax income of $68.2 million and $25.7 million for the years ended December 31, 2025 and 2024, respectively, and a pre-tax loss of $76.6 million for the year ended December 31, 2023. Pre-tax income (loss) has been recorded in the following jurisdictions for the years ended December 31, 2025, 2024 and 2023 (in thousands of dollars):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 95,477	$ 44,197	$ (15,853)
Foreign	(27,276)	(18,453)	(60,759)
Total	$ 68,201	$ 25,744	$ (76,612)

The Company recorded an income tax provision in 2025 of $1.8 million primarily due to state income taxes partially offset by reductions in deferred tax liabilities from acquired entities. The Company recorded an income tax provision in 2024 of $1.6 million primarily due to foreign and state income taxes partially offset by the release of certain valuation allowances on the Company's deferred tax assets upon recording of the deferred tax liabilities related to the acquisition of C2i. The Company recorded an income tax benefit in 2023 of $2.2 million primarily due to reductions in deferred tax liabilities from acquired entities partially offset by foreign and state income taxes. The components of the provision (benefit) for income taxes are as follows for the years ended December 31, 2025, 2024 and 2023 (in thousands of dollars):

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	$ —	$ —	$ —
State	2,314	1,814	1,520
Foreign	114	22	193
Total current	2,428	1,836	1,713
Deferred:			
Federal	(307)	159	—
State	(273)	(389)	(90)
Foreign	—	—	(3,831)
Total deferred	(580)	(230)	(3,921)
Total income tax provision (benefit)	$ 1,848	$ 1,606	$ (2,208)

ASU 2023-09, *Improvements to Income Tax Disclosures* was issued by FASB on December 14, 2023 which provides more transparency through enhanced income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. The Company adopted this ASU on January 1, 2025 on a prospective basis. The following table provides the updated requirements of ASU 2023-09 for 2025 (in thousands of dollars):

	Year Ended December 31, 2025	
U.S. federal statutory tax rate	14,322	21.0 %
Effect of cross-border tax laws	(5,570)	(8.2)%
Tax effects of foreign branches	(5,546)	(8.1)% (1)
Other	(24)	— %
Effect of changes in tax laws or rates enacted in the current period	—	— %
Tax credits	(4,560)	(6.7)%
R&D credits	(4,560)	(6.7)%
Non-taxable or non-deductible items	5,334	7.8 %
Veracyte SAS deconsolidation	5,017	7.4 %
Non-deductible compensation	4,184	6.1 %
Stock-based compensation	1,065	1.6 %
Excess tax benefits on stock-based compensation	(3,401)	(5.0)%
Transaction costs	738	1.1 %
Contingent consideration	(2,424)	(3.6)%
Other	155	0.2 %
Change in valuation allowance	(14,590)	(21.4)%
Other adjustments	(1,456)	(2.1)%
Federal deferred tax true-up	(1,456)	(2.1)%
State and local income taxes, net of federal income tax effect	801	1.2 % (2)
Foreign tax effects	5,406	7.9 %
France	5,577	8.2 %
Foreign rate differential	(1,277)	(1.9)%
Deconsolidation loss	5,344	7.8 %
Change in valuation allowance	811	1.2 %
Other	699	1.0 %
Other foreign jurisdictions	(171)	(0.3)% (3)
Worldwide changes in unrecognized tax benefits	2,161	3.2 %
Grand total	1,848	2.7 %

_____

(1) Primarily related to the tax effects of the Foreign Branch in France.

(2) On December 31, 2025, state taxes in Pennsylvania, Georgia, New York, Maryland and Tennessee comprise the majority (greater than 50 percent) of the state and local income taxes, net of federal effect category.

(3) None of the remaining foreign jurisdictions for which there are foreign tax effects reconciling items meet the 5% threshold in 2025. There are no additional reconciling items by nature in any of the remaining foreign jurisdictions that meet the 5% threshold in 2025.

The following table presents a reconciliation of the income tax expense computed at the statutory federal rate and the Company's income tax expense for the periods presented, as previously disclosed, prior to the adoption of ASU 2023-09 (in thousands of dollars):

	Year Ended December 31,	
	2024	2023
U.S. federal taxes at statutory rate	$ 5,407	$ (16,088)
State tax (net of federal benefit)	(11,472)	(491)
Foreign rate differential	3,939	9,049
Non-deductible officers' compensation	2,271	639
Transaction costs	263	477
Permanent differences	529	419
Stock based compensation - excess benefit	381	739
Tax credits	(1,255)	(1,551)
Foreign worthless stock deduction	(74,719)	—
Other	(469)	(176)
Change in valuation allowance	76,731	4,775
Total	$ 1,606	$ (2,208)

For the year ended December 31, 2024, the Company made an election to treat its wholly owned French subsidiary as a disregarded entity for U.S. federal income tax purposes which resulted in a worthless stock deduction of approximately $356 million and an effective tax rate benefit of $74.7 million. This resulted in an increase to the Company's net operating loss carryforwards. The Company has not recognized any tax benefits from the worthless stock deduction as a result of the full valuation allowance maintained on its deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands of dollars):

	Year Ended December 31,		
	2025	2024	2023
Deferred tax assets:			
Net operating loss carryforwards	$ 158,191	$ 183,912	$ 110,975
Research and development credits	18,607	14,074	10,728
Section 174 capitalization	25,453	32,612	17,388
Stock-based compensation	2,970	3,722	4,503
NanoString intangibles and goodwill	7,016	8,740	8,778
Operating lease liability	9,898	10,739	3,335
Accruals and other	6,362	8,170	7,128
Gross deferred tax assets	228,497	261,969	162,835
Valuation allowance	(197,301)	(227,984)	(139,920)
Net deferred tax assets	31,196	33,985	22,915
Deferred tax liabilities:			
Property and equipment	(1,079)	(228)	(83)
Other acquired intangibles	(20,080)	(20,105)	(17,358)
In-process research and development	(1,548)	(4,787)	(3,461)
ROU assets	(9,135)	(10,092)	(2,747)
Gross deferred tax liabilities	(31,842)	(35,212)	(23,649)
Net deferred tax liabilities	(31,842)	(35,212)	(23,649)
Net deferred taxes	$ (646)	$ (1,227)	$ (734)

The Company records net deferred tax assets to the extent it is more likely than not that the assets will be realized. In making such determination, the Company considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The Company has established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding realization of such assets. The valuation allowance decreased $30.7 million, and increased $88.1 million and $14.5 million during the years ended December 31, 2025, 2024 and 2023, respectively.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses and tax credits may be limited as prescribed under Internal Revenue Code Section 382 and 383, or IRC Section 382. Events which may cause limitations in the amount of the net operating losses or tax credits that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 rules and similar state provisions. In the event the Company has any changes in ownership, net operating losses and research and development credit carryforwards could be limited and may expire unutilized.

As of December 31, 2025, the Company had net operating loss carryforwards of approximately $561.9 million, $113.3 million and $298.4 million available to reduce future taxable income, if any, for federal, California and other state income tax purposes, respectively. Of the $561.9 million of U.S. federal net operating loss carryforwards, $57.5 million will begin to expire in 2036 while the remainder will carryforward indefinitely. For state purposes, the net operating losses began to expire in 2028.

As of December 31, 2025, the Company had foreign net operating loss carryforwards of approximately $65.7 million available to reduce future taxable income, if any, for Canadian income tax purposes. The Canada net operating loss carryforwards will begin to expire in 2034.

As of December 31, 2025, the Company had net research and development credit carryforwards of approximately $15.8 million and $11.0 million available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. The federal credit carryforwards begin to expire in 2028. California credits have no expiration date. Other state credit carryforwards begin to expire in 2026.

As of December 31, 2025, the Company also had scientific net research and development credit carryforwards of approximately $2.7 million available to reduce future taxable income liabilities, if any, for Canadian income tax purposes. The credit carryforwards begin to expire in 2026. The Company also has deductible scientific net research and development expenditures of $7.7 million available to reduce future taxable income, if any, and these deductions can be carried forward indefinitely.

Income Tax Payments

A summary of income taxes paid (net of refunds) pursuant to the disclosure requirements of ASU 2023-09 were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Federal:			
States:			
Georgia	$ 217		
Maryland	238		
Missouri	196		
New York	245		
Pennsylvania	432		
Tennessee	372		
Virginia	275		
Other	1,496		
Total State	3,471		
Foreign:			
Israel	169		
Total Foreign	169		
Cash taxes paid during the period for income taxes (prior to ASU 2023-09)		$ 2,236	$ 1,697
Total income taxes paid (net of refunds)	$ 3,640	$ 2,236	$ 1,697

Uncertain Tax Positions

As of December 31, 2025, the Company had unrecognized tax benefits of $9.6 million, none of which currently would affect the Company's effective tax rate if recognized due to the Company's deferred tax assets being fully offset by a valuation allowance. The Company does not anticipate that the amount of unrecognized tax benefits relating to tax positions existing at December 31, 2025 will significantly increase or decrease within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands of dollars):

	Year Ended December 31,		
	2025	**2024**	**2023**
Unrecognized tax benefits, beginning of period	$ 7,176	$ 5,687	$ 4,888
Gross increases—tax position in prior period	774	469	37
Gross decreases—tax position in prior period	(45)	(29)	(11)
Gross increases—current period tax position	1,650	1,049	773
Lapse of statute of limitations	—	—	—
Unrecognized tax benefits, end of period	$ 9,555	$ 7,176	$ 5,687

It is the Company's policy to include penalties and interest expense related to income taxes as a component of other income (expense), net, and interest expense, respectively, as necessary. There was no interest expense or penalties related to unrecognized tax benefits recorded through December 31, 2025.

The Company's major tax jurisdictions are the United States, Canada, France, and Israel. All of the Company's tax years will remain open for examination by the Federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or research and development credit. The Company is not currently under any tax audits in any jurisdiction, with the exception of an audit of Veracyte SAS. In light of the ongoing bankruptcy proceedings for Veracyte SAS, the audit of its Research Tax Credits by the French Tax Authorities is deemed to be without practical consequence.

On July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law. The legislation includes a broad range of tax reform provisions affecting businesses including, but not limited to, the reinstatement of 100% bonus depreciation, immediate expensing of domestic research and development costs, and revisions to the U.S. taxation of profits derived from international operations. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company has assessed the effects of the new tax legislation, including immediate expensing of domestic research and development expenditures, and the results have been reflected in the Form 10-K for the year ended December 31, 2025.

11. Employee Benefit Plans

401(k) plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Under the plan, participants are entitled to make pre-tax contributions up to the annual maximums established by the Internal Revenue Service. The Company, at its discretion, may make matching contributions to the 401(k) plan. Employer contributions to the plan were $2.9 million, $1.6 million and $1.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

12. Components of Other Income, net

Other income, net consists of the following (in thousands of dollars):

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest and dividend income	$ 12,724	$ 11,154	$ 7,344
Loss on deconsolidation of subsidiary	(6,708)	—	—
Interest expense	(1)	(2)	(15)
Gain (loss) on currency revaluation	3,973	(2,045)	723
Other	436	495	1,131
Total	$ 10,424	$ 9,602	$ 9,183

13. Segment

The chief operating decision maker for the Company is the Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and assessing financial performance. The Company has a single reporting unit associated with the development and commercialization of diagnostic tests and biopharmaceutical services. The accounting policies of the Company's single segment are the same as those described in the summary of significant accounting policies in Note 2, Summary of Significant Accounting Policies. The chief operating decision maker assesses performance of the Company's single segment and decides how to allocate resources based on consolidated net income. Under the current organizational structure, this measure is not discreetly available or required individually for any of the Company's business activities and is only available at the consolidated level. The monitoring of budgeted versus actual results are used in assessing performance of the Company's single segment, allocating resources and in establishing management's compensation. The Company's chief operating decision maker intends for all revenue generating activities to rely on cross-functional activities across the consolidated entity in order to operate. No individual besides the chief operating decision maker has been tasked with reviewing discreet operating results of the business activities, nor is there any intent to bifurcate the overall business review process to produce discreet operating results specific to any of the Company's business activities. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets. Consolidated revenue does not include any inter-segment sales or transfers.

Information about reported segment revenue, measures of segment profit or loss, significant segment expenses and reconciliation to income from operations was as follows (in thousands):

		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2023
Revenue:			
Testing revenue	$ 493,154	$ 418,961	326,542
Product revenue	14,327	13,650	15,588
Biopharmaceutical and other revenue	9,664	13,153	18,921
Total revenue	517,145	445,764	361,051
Cost of revenue:			
Cost of testing revenue:			
Laboratory supplies and reagents expense	57,284	54,378	42,058
Sample collection expense	12,436	13,868	10,814
Compensation expense	24,611	22,392	18,534
Other cost of testing revenue (1)	19,655	12,147	10,375
Allocation of facilities and IT expenses	13,576	11,788	7,132
Total cost of testing revenue	127,562	114,573	88,913
Cost of product revenue:			
Product costs	3,787	3,369	6,362
License fees and royalties	1,206	1,263	1,242
Other cost of product revenue (2)	3,348	3,815	902
Allocation of facilities and IT expenses	466	663	160
Total cost of product revenue	8,807	9,110	8,666
Cost of biopharmaceutical and other revenue:			
Compensation expense	3,320	6,015	7,747
Other cost of biopharmaceutical and other revenue (3)	3,333	4,363	5,612
Allocation of facilities and IT expenses	925	2,006	1,965
Total cost of biopharmaceutical and other revenue	7,578	12,384	15,324
Intangible asset amortization - cost of revenue	10,666	11,552	18,464
Gross profit	362,532	298,145	229,684
Operating expenses:			
Research and development:			
Compensation expense	37,784	37,068	29,180
Direct research and development expense	16,596	19,237	12,918
Other research and development expenses (4)	8,492	6,245	10,280
Allocation of facilities and IT expenses	7,942	6,744	4,927
Total research and development	70,814	69,294	57,305
Selling and marketing:			
Compensation expense	69,209	67,662	74,886
Direct marketing expense	5,563	6,283	5,422
Other selling and marketing expenses (5)	14,943	13,488	14,584
Allocation of facilities and IT expenses	10,450	8,001	6,598
Total selling and marketing	100,165	95,434	101,490
General and administrative:			
Compensation expense	82,909	74,815	63,769
Other general and administrative expenses (6)	61,234	64,997	43,242
Allocation of facilities and IT expenses	(33,359)	(29,202)	(20,782)
Total general and administrative	110,784	110,610	86,229
Impairment of long-lived assets	20,505	3,368	68,349
Intangible asset amortization - operating expenses	2,487	3,297	2,106
Other income, net	(10,424)	(9,602)	(9,183)
Income tax provision (benefit)	1,848	1,606	(2,208)
Net income (loss)	$ 66,353	$ 24,138	$ (74,404)

---

(1)   Other cost of testing revenue includes cytopathology services, depreciation and amortization and other expenses.

(2) Other cost of product revenue includes contract manufacturing fees, license fees and royalties, depreciation and amortization and other expenses.

(3) Other cost of biopharmaceutical and other revenue includes license fees and royalties, depreciation and amortization and other expenses.

(4) Other research and development expenses includes depreciation and amortization and other expenses.

(5) Other selling and marketing expenses includes travel, entertainment, conference and other expenses.

(6) Other general and administrative expenses includes professional fees, information technology expense, occupancy costs, depreciation and amortization, contingent consideration and other expenses.

Revenue by geographic region based on the customer billing address was as follows (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
United States	$	496,598	$	423,537	$	334,525
International		20,547		22,227		26,526
Total revenue	$	517,145	$	445,764	$	361,051

Substantially all of the Company's long-lived assets were located in the United States as of December 31, 2025 and 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended, which are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established in *Internal Control Integrated Framework, or* 2013 Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Veracyte, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Veracyte, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Veracyte, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California
February 26, 2026

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements

During the three months ended December 31, 2025, the following Section 16 officers and directors adopted, modified or terminated "Rule 10b5-1 trading arrangements" (as defined in Item 408 of Regulation S-K of the Exchange Act).

- Marc Stapley, Chief Executive Officer, adopted a new trading plan on November 24, 2025 (with the first trade under the new plan scheduled for approximately March 3, 2026). The trading plan will be effective until August 31, 2026 to sell an aggregate of (i) 138,051 shares of our common stock, plus (ii) 100% of the net shares resulting from the vesting of 69,476 restricted stock units during the plan period (net shares are net of tax withholding).

- Robert Epstein, director, adopted a new trading plan on December 5, 2025 (with the first trade under the new plan scheduled for approximately March 6, 2026). The trading plan will be effective until March 5, 2027 to sell an aggregate of 10,000 shares of our common stock.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to directors is incorporated by reference from the information contained in our proxy statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of our fiscal year ended December 31, 2025 in connection with the solicitation of proxies for our 2026 Annual Meeting of Stockholders, or the Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this report

1.   Financial Statements:

Reference is made to the Financial Statements and Supplementary Data included in Item 8 of Part II hereof.

2.   Financial Statement Schedules

All schedules have been omitted because they are not required, not applicable, or the required information is included in the financial statements or notes thereto.

3.   Exhibits

A list of exhibits to this Annual Report on Form 10-K is set forth below and is incorporated herein by reference. See Item 15(b) below. Each management contract or compensating plan or arrangement required to be filed has been identified.

(b)   Exhibits

| Exhibit Number | Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation of the Registrant	8-K	001-36156	3.2	6/9/2023	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-36156	3.3	6/9/2023	
4.1	Form of Common Stock Certificate	S-1/A	333-191282	4.1	10/15/2013	
4.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended					X
10.1#	Form of Indemnification Agreement between the Registrant and its officers and directors	S-1/A	333-191282	10.1	10/7/2013	
10.2#	2013 Stock Incentive Plan, as amended, and forms of stock option award agreement, stock option exercise agreement, restricted stock agreement and restricted stock unit agreement	8-K	001-36156	10.1	3/3/2021	
10.3#	Form of stock option award under 2013 Stock Incentive Plan	10-Q	001-36156	10.1	11/2/2020	
10.4#	Form of stock unit award under 2013 Stock Incentive Plan	10-Q	001-36156	10.1	11/2/2020	
10.5#	Amended and Restated Employee Stock Purchase Plan	10-Q	001-36156	10.1	7/30/2020	
10.6#	Form of Performance Stock Unit	10-Q	001-36156	10.1	5/1/2018	
10.7†	License and Asset Purchase Agreement, dated December 3, 2019, between NanoString Technologies, Inc. and the Registrant	8-K	001-36156	2.1	12/3/2019	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.8#	Employment Agreement, dated as of May 7, 2021, between Marc Stapley and the Registrant	10-Q	001-36156	10.2	7/29/2021	
10.9#	Change in Control and Severance Agreement, effective June 1, 2021 between Marc Stapley and the Registrant	10-Q	001-36156	10.3	7/29/2021	
10.10#	Amended and Restated Offer Letter, dated August 15, 2021, between the Registrant and Rebecca Chambers	10-Q	001-36156	10.1	11/9/2021	
10.11#	Change in Control and Severance Agreement, effective July 19, 2021 between Rebecca Chambers and the Registrant	10-Q	001-36156	10.2	11/9/2021	
10.12#	Offer Letter, dated as of January 9, 2023, between Annie McGuire and the Registrant	10-K	001-36156	10.32	3/1/2023	
10.13#	Change of Control and Severance Agreement, effective January 1, 2023, between Annie McGuire and the Registrant	10-K	001-36156	10.33	3/1/2023	
10.14#	2023 Equity Incentive Plan, as amended	8-K	001-36156	10.1	6/18/2025	
10.15#	Form of agreements under the 2023 Equity Incentive Plan	8-K	001-36156	10.2	6/9/2023	
10.16#	Promotion Letter, dated as of August 22, 2023, between John Leite and the Registrant	10-K	001-36156	10.23	2/29/2024	
10.17#	Change of Control and Severance Agreement, effective September 1, 2023, between John Leite and the Registrant	10-K	001-36156	10.24	2/29/2024	
10.18#	Offer Letter, dated as of September 11, 2023, between Phil Febbo and the Registrant	10-K	001-36156	10.25	2/29/2024	
10.19#	Change of Control and Severance Agreement, effective October 2, 2023, between Phil Febbo and the Registrant	10-K	001-36156	10.26	2/29/2024	
10.20#	2019 Stock Incentive Plan of C2i Genomics, Inc.	10-K	001-36156	10.27	2/29/2024	
10.21#	Form of Option Grant under the 2019 Stock Incentive Plan of C2i Genomics, Inc.	10-K	001-36156	10.28	2/29/2024	
10.22#	Form of Stock Option Assumption Notice by the Registrant to Option holders of C2i Genomics, Inc.	10-K	001-36156	10.29	2/29/2024	
19.	Insider Trading Policy	10-K	001-36156	19.	2/29/2024	
21.1	List of Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (see the signature page of this Annual Report on Form 10-K)					X
31.1	Principal Executive Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Principal Financial Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
32.1*	Certification Pursuant to 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)					X
32.2*	Certification Pursuant to 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)					X
97.1	Compensation Recovery Policy	10-K	001-36156	97.1	2/29/2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)					X

_____

#	Indicates management contract or compensatory plan or arrangement.
*	In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, except to the extent that the registrant specifically incorporates it by reference.
†	Registrant is requesting or has previously been granted confidential treatment with respect to certain portions of this Exhibit.

Copies of the above exhibits not contained herein are available to any stockholder, upon payment of a reasonable per page fee, upon written request to: Chief Financial Officer, Veracyte, Inc., 6000 Shoreline Court, Suite 300, South San Francisco, California 94080.

(c) Financial Statement Schedules

Reference is made to Item 15(a) 2 above.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


VERACYTE, INC.

By: /s/ MARC STAPLEY

Marc Stapley
Chief Executive Officer and Director


Date: February 26, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Marc Stapley and Rebecca Chambers, and each of them, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this annual report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant on the dates and the capacities indicated.

Signature	Title	Date
/s/ MARC STAPLEY Marc Stapley	Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2026
/s/ REBECCA CHAMBERS Rebecca Chambers	Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ JONATHAN WYGANT Jonathan Wygant	Chief Accounting Officer (Principal Accounting Officer)	February 26, 2026
/s/ ROBERT S. EPSTEIN, M.D., M.S. Robert S. Epstein, M.D., M.S.	Chairperson and Director	February 26, 2026
/s/ ELIAV BARR, M.D. Eliav Barr, M.D.	Director	February 26, 2026
/s/ MUNA BHANJI Muna Bhanji	Director	February 26, 2026
/s/ KARIN EASTHAM Karin Eastham	Director	February 26, 2026
/s/ JENS HOLSTEIN Jens Holstein	Director	February 26, 2026
/s/ EVAN JONES Evan Jones	Director	February 26, 2026
/s/ TOM MILLER Tom Miller	Director	February 26, 2026
/s/ BRENT SHAFER Brent Shafer	Director	February 26, 2026

[This page intentionally left blank]

[This page intentionally left blank]

Board of Directors

Marc Stapley

Chief Executive Officer, Veracyte, Inc.

Eliav Barr, M.D.

Head of Global Clinical Development and Chief Medical Officer, Merck Research Laboratories

Muna Bhanji, R.Ph.

Founder and President, Tiba Global Access LLC

Karin Eastham

Board of Directors member, Personalis, Inc.

Robert S. Epstein, M.D., M.S.

Board of Directors member, Fate Therapeutics, Inc. and Illumina, Inc.

Jens Holstein

Former Chief Financial Officer, BioNTech SE

Evan Jones

Managing member, jVen Capital, LLC

Tom Miller, Ph.D.

Co-founder and Chief Executive Officer, Iambic Therapeutics

Brent Shafer

Chair, Baxter International, Inc. and Board of Directors member, Tactile Systems Technology, Inc.

Executive Officers

Marc Stapley

Chief Executive Officer

Rebecca Chambers

Chief Financial Officer

Phillip G. Febbo, M.D.

Chief Scientific Officer and Chief Medical Officer

Kevin Haas, Ph.D.

Chief Development and Technology Officer

John Leite, Ph.D.

Global Chief Commercial Officer

Annie McGuire

General Counsel and Head of Market Access

Corporate Headquarters

6000 Shoreline Court, Suite 300
South San Francisco, CA 94080

Veracyte, Inc. Investor Relations

investors@veracyte.com

Transfer Agent

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
1-800-733-1121
shareholder@broadridge.com

